The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 12, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 30, 2004)

US$

The Korea Development Bank

        % Notes due 2009

Our US$                 aggregate principal amount of         % notes due 2009 (the “Notes”) will mature on July         , 2009. Our Notes will bear interest at the rate of         % per year. Interest on the Notes is payable on January          and July          of each year, beginning on January         , 2005. The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	%	US$
Underwriting Discount	%	US$
Proceeds To Us (before deduction of expenses)%		US$

In addition to the initial public offering price, you will have to pay for accrued interest, if any, from and including July         , 2004.

We have applied to the Luxembourg Stock Exchange for listing of the Notes. There can be no assurance that such listing will be obtained for the Notes. Currently, there is no public market for the Notes.

The underwriters will deliver the Notes to investors only through the book-entry facilities of The Depository Trust Company on or about July         , 2004.

Barclays Capital	Credit Suisse First Boston	HSBC

Joint Bookrunners

July     , 2004

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus Supplement

Prospectus

Certain Defined Terms

All references to “we” or “us” mean The Korea Development Bank. All references to “Korea” or the “Republic” contained in this prospectus supplement mean the Republic of Korea. All references to the “Government” mean the government of Korea. Terms used but not defined in this prospectus supplement shall have the same meanings given to them in the accompanying prospectus.

Additional Information

The information in this prospectus supplement is in addition to the information contained in our prospectus dated June 30, 2004. The accompanying prospectus contains information regarding ourselves and Korea, as well as a description of some terms of the Notes. You can find further information regarding us, Korea, and the Notes in registration statement no. 333-111608, as amended, relating to our debt securities, with or without warrants, and guarantees, which is on file with the U.S. Securities and Exchange Commission.

We are Responsible for the Accuracy of the Information in this Document

We are responsible for the accuracy of the information in this document and confirm that to the best of our knowledge we have included all facts that should be included not to mislead potential investors.

The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, and makes no representation as to liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

Not an Offer if Prohibited by Law

The distribution of this prospectus supplement and the accompanying prospectus, and the offer of the Notes, may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer and it is prohibited to use them to make an offer, in any state or country which prohibits the offering.

The Notes may not be offered or sold in Korea, directly or indirectly, or to any resident of Korea, except as permitted by Korean law. For more information, see “Underwriting—Foreign Selling Restrictions” on page S-17.

Information Presented Accurate as of Date of Document

This prospectus supplement and the accompanying prospectus are the only documents on which you should rely for information about the offering. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

SUMMARY OF THE OFFERING

This summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. To understand the terms of our Notes, you should carefully read this prospectus supplement and the accompanying prospectus.

The Notes

We are offering US$              aggregate principal amount of         % notes due July         , 2009 (the “Notes”).

The Notes pay         % interest each year. Interest on the Notes will be paid twice each year on January          and July         , beginning on January         , 2005. Interest on the Notes will accrue from July         , 2004. Interest on the Notes will be computed based on a 360-day year consisting of twelve 30-day months.

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company (“DTC”), as depositary.

We do not have any right to redeem the Notes prior to maturity.

For sale in

The Notes will be offered for sale in the countries in the Americas, Europe and Asia where it is legal to make such offers.

Listing

We have applied through our listing agent to list the Notes on the Luxembourg Stock Exchange. We cannot give assurance that the application to the Luxembourg Stock Exchange for the Notes will be approved. Settlement of the Notes is not conditioned on obtaining the listing.

We may at any time transfer the listing of the Notes to a non-EU stock exchange if maintaining the listing on the Luxembourg Stock Exchange becomes, or would become, unduly burdensome on implementation of the EU Transparency Obligations Directive.

Form and settlement

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities,” the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream, Luxembourg. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg”.

Further Issues

We may from time to time, without the consent of the holders of the Notes, create and issue additional debt securities with the same terms and conditions as the Notes in all respects so that such further issue shall be consolidated and form a single series with the Notes.

Delivery of the Notes

We will make delivery of the Notes, against payment in same-day funds on or about July         , 2004, which will be the fifth business day following the date of this prospectus supplement, referred to as “T+5”. You should note that initial trading of the Notes may be affected by the T+5 settlement. See “Underwriting—Delivery of the Notes”.

RECENT DEVELOPMENTS

This section provides information that supplements the information about our bank and the Republic included under the headings corresponding to the headings below in the accompanying prospectus dated June 30, 2004. Defined terms used in this section have the meanings given to them in the accompanying prospectus. If the information in this section differs from the information in the accompanying prospectus, you should rely on the information in this section.

THE KOREA DEVELOPMENT BANK

Overview

As of March 31, 2004, we had (Won)46,325.8 billion of loans outstanding, total assets of (Won)89,080.0 billion and total equity of (Won)7,793.2 billion, as compared to (Won)47,453.6 billion of loans outstanding, (Won)89,263.2 billion of total assets and (Won)7,402.9 billion of total equity as of December 31, 2003. For the three months ended March 31, 2004, we recorded interest income of (Won)741.2 billion, interest expense of (Won)644.5 billion and net income of (Won)11.6 billion, as compared to (Won)696.6 billion of interest income, (Won)697.5 billion of interest expense and (Won)469.3 billion of net loss for the three months ended March 31, 2003.

Capitalization

As of March 31, 2004, our authorized capital was (Won)10,000 billion and capitalization was as follows:

	March 31, 2004(1)
	(billions of won)
Long-term debt(2)(3):
Won currency borrowings	(Won)	3,769.9
Industrial finance bonds		20,622.6
Foreign currency borrowings		4,984.7

Total long-term debt		29,377.2

Capital:
Paid-in capital		7,241.9
Capital surplus		44.4
Retained earnings		304.9
Capital adjustments		202.1

Total capital		7,793.2

Total capitalization	(Won)	37,170.4

(1)	Since March 31, 2004 to the date of this prospectus supplement, there has been no material change in our capitalization.
(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)1,153.6 to US$1.00, which was the market average exchange rate, as announced by the Seoul Monetary Brokerage Services Ltd., on March 31, 2004.
(3)	As of March 31, 2004, we had contingent liabilities totaling (Won)11,195.2 billion under outstanding guarantees issued on behalf of our clients.

Selected Financial Statement Data

Results of Operations

The following tables present financial information as of March 31, 2004 and December 31, 2003 and for the three months ended March 31, 2004 and 2003:

THE KOREA DEVELOPMENT BANK

NON-CONSOLIDATED BALANCE SHEET

March 31, 2004 (Unaudited) and December 31, 2003

	March 31, 2004		December 31, 2003
	(millions of won)
ASSETS
Cash and due from banks	(Won)	2,472,633	(Won)	1,778,882
Securities		29,986,107		28,022,445
Loans, net of provision for possible loan losses of (Won)1,423,780 million and present value discount of (Won)94,391 million		46,325,812		47,453,591
Premises and equipment, net		667,092		669,014
Derivative financial instruments		2,193,397		1,546,464
Other assets		7,434,983		9,792,841

Total assets	(Won)	89,080,014	(Won)	89,263,238

LIABILITIES AND EQUITY
Deposits	(Won)	10,596,187	(Won)	10,716,330
Borrowings		21,522,791		22,503,555
Industrial finance bonds, gross of premium of bonds of (Won)20,425 million and net of discount on bonds of (Won)51,492 million		39,148,802		36,875,943
Provision for possible guarantee losses		7,201		4,758
Accrued severance benefits		22,880		18,436
Derivative financial instruments		2,129,943		1,412,403
Other liabilities		7,858,981		10,328,923

Total liabilities	(Won)	81,286,786	(Won)	81,860,347

Equity:
Paid-in capital		7,241,861		7,241,861
Capital surplus		44,373		44,373
Retained earnings		304,892		293,276
Capital adjustments		202,102		(176,619)

Total equity		7,793,228		7,402,891

Total liabilities and equity	(Won)	89,080,014	(Won)	89,263,238

THE KOREA DEVELOPMENT BANK

NON-CONSOLIDATED INCOME STATEMENTS

For the three months ended March 31, 2004 and 2003

(Unaudited)

	For the three months periods ended March 31,
	2004		2003
	(millions of won)
Interest income:
Interest on loans	(Won)	560,008	(Won)	533,027
Interest on due from banks		6,016		9,662
Interest on trading securities		12,233		11,374
Interest on available-for-sale securities		115,415		93,101
Interest on held-to-maturity securities		42,768		46,101
Other interest income		4,804		3,302

		741,244		696,567

Interest expense:
Interest on deposits		94,918		93,116
Interest on borrowings		124,633		149,865
Interest on bonds payable		421,782		451,726
Other interest expenses		3,178		2,804

		644,512		697,511

Net interest income (loss)		96,732		(944)

Non-interest revenue:
Fees and commissions		59,541		128,909
Gain from trading securities		21,702		11,496
Gain from available-for-sale securities		33,312		22,653
Gain from foreign currency transactions		149,512		339,312
Gain from derivative financial instruments		2,252,182		791,790
Others		436,842		320,975

		2,953,091		1,615,136

Non-interest expense:
Fees and commissions		4,681		95,048
Loss from trading securities		3,360		9,248
Loss from foreign currency transactions		346,538		113,529
Loss from derivative financial instruments		2,276,076		1,018,980
General and administrative expenses		73,647		66,480
Others		359,619		594,801

		3,063,921		1,898,086

Operating income (loss)		(14,098)		(283,895)
Non-operating income (expense), net		25,927		(185,253)
Income (loss) before income taxes		11,829		(469,130)
Income taxes		213		195

Net income (loss)	(Won)	11,616	(Won)	(469,325)

In the first quarter of 2004, we had net income of (Won)11.6 billion compared to net loss of (Won)469.3 billion in the first quarter of 2003.

Principal factors for the net income in the first quarter of 2004 included:

•	an 86.8% decrease in valuation losses on available-for-sale securities to (Won)50.6 billion in the first quarter of 2004 from (Won)385.3 billion in the corresponding period of 2003; the significantly higher valuation losses in the first quarter of 2003 were attributable primarily to valuation losses on the securities of Hyundai Engineering and Construction and Hynix Semiconductor resulting from changes in accounting regulations for 2003;

•	an 89.4% decrease in net losses on derivative financial instruments to (Won)23.9 billion in the first quarter of 2004 from (Won)227.2 billion in the corresponding period of 2003, primarily because the exchange rates between the Won and major foreign currencies, including the U.S. dollar, were relatively stable in the first quarter of 2004 compared to the corresponding period in 2003; and

•	net interest income of (Won)96.7 billion in the first quarter of 2004 compared to a net interest loss of (Won)0.9 billion in the corresponding period in 2003, primarily due to increased interest income on loans and available-for-sale securities and decreased interest expenses on borrowings and bond payables.

The above factors were partially offset by a net loss on foreign currency transactions of (Won)197.0 billion in the first quarter of 2004 compared with a net gain of (Won)225.8 billion in the corresponding period in 2003.

THE REPUBLIC OF KOREA

The Economy

Economic Developments since 1997

In February 2004, Citibank Overseas Investment Corporation (“Citibank”), a subsidiary of Citigroup Inc., agreed to acquire 36.6% in Koram Bank from a consortium of foreign investors led by U.S. private-equity firm The Carlyle Group and J.P. Morgan Chase & Co.’s Corsair fund. Citibank also agreed to purchase the remaining common shares in Koram Bank through a tender offer conducted in Korea. In May 2004, Citigroup completed its acquisition of 36.6% of Koram Bank for approximately (Won)1,151 trillion and paid an additional (Won)1,918 trillion to acquire the existing shares of Koram Bank through the tender offer. Citibank currently owns a 99.3% stake in Koram Bank.

DESCRIPTION OF THE NOTES

The following is a description of some of the terms of the Notes we are offering. Since it is only a summary, we urge you to read the fiscal agency agreement described below and the forms of global note before deciding whether to invest in the Notes. We have filed a copy of these documents with the United States Securities and Exchange Commission as exhibits to the registration statement no. 333-111608.

The general terms of our Notes are described in the accompanying prospectus. The description in this prospectus supplement further adds to that description or, to the extent inconsistent with that description, replaces it.

Governed by Fiscal Agency Agreement

We will issue the Notes under the fiscal agency agreement, dated as of February 15, 1991, as amended as of June 25, 2004, between us and The Bank of New York, as fiscal agent. The fiscal agent will maintain a register for the Notes.

Payment of Principal and Interest

The Notes are initially limited to US$                 aggregate principal amount and will mature on July     , 2009. The Notes will bear interest at the rate of         % per annum. Interest on the Notes is payable semi-annually on January      and July      of each year, beginning on January     , 2005. Interest on the Notes will accrue from July     , 2004. We will pay interest to the person who is registered as the owner of a Note at the close of business on the fifteenth day (whether or not a business day) next preceding such interest payment date. Interest on the Notes will be computed based on a 360-day year consisting of twelve 30-day months. We will make principal and interest payments on the Notes in immediately available funds in U.S. dollars.

Denomination

The Notes will be issued in minimum denominations of US$100,000 principal amount and integral multiples of US$1,000 in excess thereof.

Redemption

We may not redeem the Notes prior to maturity. At maturity, we will redeem the Notes at par.

Form and Registration

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of and deposited with the custodian for DTC. Except as described in the accompanying prospectus under “Description of the Securities—Description of Debt Securities— Global Securities”, the global notes will not be exchangeable for Notes in definitive registered form, and will not be issued in definitive registered form. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the global notes. These financial institutions will record the ownership and transfer of your beneficial interest through book-entry accounts. You may hold your beneficial interests in the Notes through Euroclear or Clearstream, Luxembourg if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and Clearstream, Luxembourg. See “Clearance and Settlement—Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg”.

The fiscal agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Notices

All notices regarding the Notes will be published in London in the Financial Times, in New York in The Wall Street Journal (U.S. Edition), and, for as long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, in a newspaper of general circulation in

Luxembourg, expected to be the Luxemburger Wort. If we cannot, for any reason, publish notice in any of those newspapers, we will choose an appropriate alternate English language newspaper of general circulation, and notice in that newspaper will be considered valid notice. Notice will be considered made on the first date of its publication.

CLEARANCE AND SETTLEMENT

We have obtained the information in this section from sources we believe to be reliable, including DTC, Euroclear and Clearstream, Luxembourg. We accept responsibility only for accurately extracting information from such sources. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers Inc.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Participants in Euroclear and Clearstream, Luxembourg are financial institutions such as underwriters, securities brokers and dealers, banks and trust companies. Some of the underwriters participating in this offering are participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

Ownership of Notes through DTC, Euroclear and Clearstream, Luxembourg

We will issue the Notes in the form of one or more fully registered global notes, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the Notes. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may also hold your beneficial interests in the Notes through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the global notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

We and the fiscal agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once we and the fiscal agent make payments to the registered holder, we and the fiscal agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the global notes, you must rely on the procedures of the institutions through which you hold your interests in the Notes, including DTC, Euroclear, Clearstream, Luxembourg and their respective participants, to exercise any of the rights granted to holders of Notes. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of the global notes, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action. The participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants, or persons holding beneficial interests in the Notes through such participants, to exercise any rights of a holder or take any actions that a holder is entitled to take under the fiscal agency agreement or the Notes. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as holder under the Notes or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. Participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the Notes among themselves according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream, Luxembourg, Euroclear or Clearstream, Luxembourg will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the Notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring global securities to the depositories of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders who use Euroclear or Clearstream, Luxembourg and who purchase Notes from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg participants should note that these trades will automatically fail unless one of three steps is taken:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in the day trader’s Euroclear or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•	borrowing the Notes in the United States from DTC participants no later than one day prior to settlement, which would allow sufficient time for the Notes to be reflected in the Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg participant.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and a DTC Purchaser

Due to time-zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the Notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that period.

Settlement in other currencies between DTC and Euroclear and Clearstream, Luxembourg is possible using free-of-payment transfers to move the Notes, but funds movement will take place separately.

UNDERWRITING

Relationship with the Underwriters

We and the underwriters named below (the “Underwriters”) have entered into a Terms Agreement dated July     , 2004 (the “Terms Agreement”) with respect to the Notes relating to the Underwriting Agreement—Standard Terms (together with the Terms Agreement, the “Underwriting Agreement”) filed as an exhibit to the registration statement. Barclays Capital Inc., Credit Suisse First Boston LLC and The Hongkong and Shanghai Banking Corporation Limited are acting as representatives of the Underwriters. Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the following principal amount of the Notes set out opposite its name below:

Name of Underwriters	Principal Amount of the Notes
Barclays Capital Inc.	US$
Credit Suisse First Boston LLC
The Hongkong and Shanghai Banking Corporation Limited

Total	US$

Under the terms and conditions of the Underwriting Agreement, if the Underwriters take any of the Notes, then the Underwriters are obligated to take and pay for all of the Notes.

The Underwriters initially propose to offer the Notes directly to the public at the offering price described on the cover page and may offer a portion to certain dealers at a price that represents a concession not in excess of         % of the principal amount with respect to the Notes. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of             % of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Notes are new classes of securities with no established trading market. We have applied to the Luxembourg Stock Exchange for listing of, and permission to deal in, the Notes. There can be no assurance that such listing will be obtained. The Underwriters have advised us that they intend to make a market in the Notes. However, they are not obligated to do so and they may discontinue any marketmaking activities with respect to the Notes at any time without notice. Accordingly, we cannot assure you as to the liquidity of any trading market for the Notes.

The EU Transparency Obligations Directive may be implemented in a manner which is unduly burdensome for us. In particular, we may be required to prepare our financial statements in accordance with International Financial Reporting Standards for accounting periods beginning on or after 1 January, 2005. Pursuant to the Underwriting Agreement, in those circumstances, we would be entitled to seek an alternative listing for the Notes on a stock exchange outside the European Union.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with this offering, the Underwriters may purchase and sell Notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of Notes in excess of the principal amount of Notes to be purchased by the Underwriters in this offering, which creates a short position for the Underwriters. Covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time, and must discontinue them after a limited period.

The amount of net proceeds is US$              after deducting underwriting discounts but not estimated expenses. Expenses associated with this offering, to be paid by us, are estimated to be US$            . We have agreed to reimburse the Underwriters for certain of their out-of-pocket expenses incurred in connection with the offering of the Notes.

In the ordinary course of their respective businesses, some of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates.

Delivery of the Notes

We will make delivery of the Notes, against payment in same-day funds on or about July     , 2004, which we expect will be the fifth business day following the date of this prospectus supplement. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the Notes on the date of this prospectus supplement or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors.

Foreign Selling Restrictions

Each Underwriter has agreed to the following selling restrictions in connection with the offering with respect to the following jurisdictions:

Korea

Each Underwriter has severally represented and agreed that (i) it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any Notes in Korea or to, or for the account or benefit of, any resident of Korea, except as permitted by applicable Korean laws and regulations; and (ii) any securities dealer to whom it sells Notes will agree that it will not offer any Notes, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any dealer who does not so represent and agree.

United Kingdom

Each Underwriter has severally represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell, any Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of The Public Offers of Securities Regulations 1995 (as amended); (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of The Financial Services and Markets Act of 2000 (“FSMA”)) received by it in connection with the issue or sale of any of the Notes in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes, from or otherwise involving the United Kingdom.

The Netherlands

Each Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Japan

Each Underwriter has severally represented and agreed that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan; it will not offer or sell, directly or indirectly, any of the Notes in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

Hong Kong

Each Underwriter has severally represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and (ii) it has not issued and will not issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are or are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

Each Underwriter represents and agrees that this prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Italy

No solicitations in connection with the offering of the Notes will be made in Italy by any party, including the Underwriters. No copies of this prospectus supplement, the accompanying prospectus or any other documents relating to the Notes will be distributed in Italy. No Notes will be offered, sold or delivered in Italy.

LEGAL MATTERS

The validity of the Notes is being passed upon for us by Cleary, Gottlieb, Steen & Hamilton, New York, New York, and by Lee & Ko, Seoul, Korea. Certain legal matters will also be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York. In giving their opinions, Cleary, Gottlieb, Steen & Hamilton and Davis Polk & Wardwell may rely as to matters of Korean law upon the opinion of Lee & Ko, and Lee & Ko may rely as to matters of New York law upon the opinion of Cleary, Gottlieb, Steen & Hamilton.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Governor and Chairman of the Board of Directors, in his official capacity, has supplied the information set forth in this prospectus supplement under “Recent Developments—The Korea Development Bank”. Such information is stated on his authority. The documents identified in the portion of this prospectus supplement captioned “Recent Developments—The Republic of Korea” as the sources of financial or statistical data are derived from official public documents of the Republic and of its agencies and instrumentalities.

GENERAL INFORMATION

Our authorized share capital is (Won)10,000 billion. As of March 31, 2004, our paid-in capital, which was fully subscribed to by the Government of Korea, was (Won)7,241.9 billion.

Our Board of Directors can be reached at the address of our registered office: c/o 16-3, Youidodong, Yongdeungpo-ku, Seoul 150-973, The Republic of Korea.

The issue of the Notes has been authorized by a resolution of our Board of Directors passed on             ,              and a decision of our Governor dated             , 2004. On             , 2004, we filed our report on the proposed issuance of the Notes with the Ministry of Finance and Economy of Korea.

Except as disclosed in this prospectus supplement and the accompanying prospectus, since December 31, 2003, there has been no material adverse change in our financial condition. In addition, except as disclosed in this prospectus supplement and the accompanying prospectus, since March 31, 2004, there has been no material adverse change in our capitalization as described in the table appearing on page S-7 of this prospectus supplement which is material in the context of the issue of the Notes.

We are not involved in any litigation, arbitration or administrative proceedings that are material in the context of the issue of the Notes and are not aware of any such litigation, arbitration or administrative proceedings whether pending or threatened.

We have not appointed a Luxembourg paying or transfer agent with respect to the Notes. We have agreed to appoint such an agent in Luxembourg if Notes in definitive form are issued in the limited circumstances set forth in the accompanying prospectus under “Description of the Securities—Description of Debt Securities—Global Securities” and in such an event, publication of such appointment will be made as set forth herein under “Description of the Notes—Notices.” Pending such appointment, The Bank of New York (Luxembourg), S.A., our Luxembourg listing agent, will act as intermediary in Luxembourg between holders of Notes and us. The payment and transfer procedures of Notes in definitive form will be published together with the name of the paying and transfer agent.

The registration statement with respect to us and the Notes has been filed with the Securities and Exchange Commission in Washington, D.C. under the Securities Act of 1933, as amended. Additional information concerning us and the Notes is contained in the registration statement and post-effective amendments to such registration statement, including their various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. The documents mentioned in this paragraph are available at the office of the Luxembourg listing agent.

Copies of the registration statement, including amendments thereto referred to under “Further Information” in the accompanying prospectus, will be available for inspection at, and copies of our annual reports as well as our audited non-consolidated annual and unaudited non-consolidated semiannual financial statements may be obtained from, the offices of The Bank of New York (Luxembourg), S.A. in Luxembourg during normal business hours on any weekday for so long as the Notes are listed on the Luxembourg Stock Exchange. In addition, copies of the following documents will be available for inspection, and may be obtained, at the offices of The Bank of New York (Luxembourg), S.A. during normal business hours:

•	the Korea Development Bank Act;

•	our By-Laws;

•	the resolutions of our Board of Directors;

•	the Enforcement Decree of The Korea Development Bank Act;

•	the decision of our Governor with respect to the offering of the Notes;

•	the fiscal agency agreement;

•	a specimen of the Notes; and

•	the Underwriting Agreement.

Our By-Laws and a legal notice relating to the issuance of the Notes will be deposited prior to listing with the Registre de Commerce et des Sociétés in Luxembourg, and copies thereof may be obtained upon request at the offices of The Bank of New York (Luxembourg), S.A.

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg (Common Code:             ; ISIN:               ; CUSIP:             ).

PROSPECTUS

The Korea Development Bank

$3,000,000,000

Debt Securities

Warrants to Purchase Debt Securities

Guarantees

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 30, 2004

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to “Korea” or the “Republic” contained in this prospectus mean The Republic of Korea. All references to the “Government” mean the government of Korea. All references to the “Bank” mean The Korea Development Bank.

Unless otherwise indicated, all references to “won”, “Won” or “(Won)” contained in this prospectus are to the currency of Korea, and references to “U.S. dollars”, “Dollars”, “$” or “US$” are to the currency of the United States of America.

All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Our principal financial statements are our non-consolidated financial statements. Unless specified otherwise, our financial and other information is presented on a non-consolidated basis and does not include such information with respect to our subsidiaries.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for our general operations.

THE KOREA DEVELOPMENT BANK

Overview

We were established in 1954 as a government-owned financial institution pursuant to The Korea Development Bank Act, as amended (the “KDB Act”). Since our establishment, we have been the leading bank in the Republic with respect to the provision of long-term financing for projects designed to assist the nation’s economic growth and development. The Government owns all of our paid-in capital. Our registered office is located at 16-3 Youido-dong, Youngdeungpo-gu, Seoul, The Republic of Korea.

Our primary purpose, as stated in the KDB Act, is to “furnish and administer funds for the financing of major industrial projects in order to expedite industrial development and expansion of the national economy.” We make loans available to major industries for equipment, capital investment and the development of high technology. In addition to these equipment capital loans, we make working capital loans to borrowers to whom we have extended equipment capital loans, to enterprises the capital of which has been subscribed for, or is owned by, the Government or us and to high technology companies as provided by our By-Laws.

As of December 31, 2003, we had (Won)47,453.5 billion of loans outstanding, total assets of (Won)89,263.2 billion and total equity of (Won)7,402.8 billion, as compared to (Won)44,917.2 billion of loans outstanding, (Won)78,782.3 billion of total assets and (Won)6,940.6 billion of total equity as of December 31, 2002. For the year ended 2003, we recorded interest income of (Won)2,821.3 billion, interest expense of (Won)2,684.7 billion and net income of (Won)166.8 billion, as compared to (Won)3,311.5 billion of interest income, (Won)3,179.0 billion of interest expense and (Won)183.9 billion of net income for the year ended 2002. See “The Korea Development Bank—Selected Financial Statement Data”.

Pursuant to the KDB Act, the Government must hold all of our paid-in capital. In addition to contributions to our capital, the Government provides direct financial support for our financing activities. The Government’s determination each fiscal year regarding the amount of financial support to extend to us, in the form of loans, guarantees or contributions to capital, plays an important role in determining our lending capacity. The Government, acting through the President of the Republic, has the power to appoint or dismiss our Governor and Chairman of the Board of Directors. In addition, the Government, acting through the Minister of Finance and Economy, has the power to appoint and dismiss our members of the Board of Directors and Auditor. Pursuant to the KDB Act, the Minister of Finance and Economy has supervisory power over our general business and managerial matters while the Financial Supervisory Commission has supervisory authority over capital adequacy and managerial soundness matters.

The Government supports our operations pursuant to Article 44 of the KDB Act. Article 44 provides that “the annual net losses of the Korea Development Bank shall be offset each year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government.” As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly.

In January 1998, the Government amended the KDB Act to:

•	subordinate our borrowings from the Government to other indebtedness incurred in our operations;

•	allow the Government to offset any deficit that arises if our reserve fails to cover our annual net losses by transferring Government-owned property, including securities held by the Government, to us; and

•	allow direct injections of capital by the Government without prior National Assembly approval.

The Government amended the KDB Act in May 1999 and the Enforcement Decree of the KDB Act, as amended (the “KDB Decree”), in March 2000, to allow the Financial Supervisory Commission to supervise and regulate us in terms of capital adequacy and managerial soundness.

In March 2002, the Government amended the KDB Act to enable us, among other things, to:

•	obtain low-cost funds from The Bank of Korea and from the issuance of debt securities (in addition to already permitted Industrial Finance Bonds), which funds may be used for increased levels of lending to small and medium size enterprises;

•	broaden the scope of borrowers to which we may extend working capital loans to include companies in the manufacturing industry, enterprises which are “closely related” to enhancing the corporate competitiveness of the manufacturing industry and leading-edge high-tech companies; and

•	extend credits to mergers and acquisitions projects intended to facilitate corporate restructuring efforts.

The Minister of Finance and Economy of the Republic has, on behalf of the Republic, signed the registration statement of which this prospectus forms a part.

Capitalization

As of December 31, 2003, our authorized capital was (Won)10,000 billion and capitalization was as follows:

	December 31, 2003(1)
	(billions of won)
Long-term debt(2)(3):
Won currency borrowings	(Won)	3,695.4
Industrial finance bonds		21,387.9
Foreign currency borrowings		6,030.4

Total long-term debt		31,113.7

Capital:
Paid-in capital		7,241.8
Capital surplus		44.4
Retained earnings		293.2
Capital adjustments		(176.6)

Total capital		7,402.8

Total capitalization	(Won)	38,516.5

(1)	Except as disclosed in this prospectus, since December 31, 2003 there has been no material adverse change in our capitalization.
(2)	We have translated borrowings in foreign currencies into Won at the rate of (Won)1,197.8 to US$1.00, which was the market average exchange rate, as announced by the Seoul Money Brokerage Services Ltd., on December 31, 2003.
(3)	As of December 31, 2003, we had contingent liabilities totaling (Won)9,675.3 billion under outstanding guarantees issued on behalf of our clients. For further information relating to our contingent liabilities under outstanding guarantees as of December 31, 2003, see “Notes to Non-Consolidated Financial Statements of December 31, 2002 and 2003—Notes 12 and 13”.

Business

Purpose and Authority

Since our establishment, we have been the leading bank in the Republic in providing long-term financing for projects designed to assist the nation’s economic growth and development.

Under the KDB Act, the KDB Decree and our By-Laws, our primary purpose is to “furnish and administer funds for the financing of major industrial projects in order to expedite industrial development and expansion of the national economy.” Since we serve the public policy objectives of the Government, we do not seek to maximize profits. We do, however, strive to maintain a level of profitability to strengthen our equity base and support growth in the volume of our business.

Under the KDB Act, we may:

•	provide equipment capital loans with maturities of more than one year to major industries;

•	provide working capital loans to high technology industries as well as our existing borrowers of equipment capital loans;

•	issue guarantees for the benefit of projects that we have the authority to finance;

•	make equity investments in Korean corporations engaged in activities that we have the authority to finance or that are designated by the Government;

•	subscribe to, underwrite, invest in or guarantee corporate debentures, including debentures issued by non-corporate special juridical persons established by special laws of the Republic, issued to finance major industrial projects or debt securities or debentures issued by public institutions;

•	engage in debt securities dealing activities in the secondary market;

•	accept some types of time and savings deposits from the general public;

•	accept demand deposits from existing corporate customers, central and local governments and entities designated by Presidential decree;

•	underwrite or invest in stocks of Government-owned corporations carrying out major industrial projects;

•	execute foreign exchange transactions, including currency and interest swap transactions;

•	provide planning, management, research and other support services at the request of the Government, public bodies, financial institutions or enterprises; and

•	carry out other businesses incidental to the foregoing.

Government Support and Supervision

The Government owns all of our paid-in capital, as required by the KDB Act. On February 20, 2000, the Government contributed (Won)100 billion in cash to our capital. On December 29, 2000, we reduced our paid-in capital by (Won)959.8 billion to offset our expected net loss for the year. To compensate for the resulting deficit under the KDB Act, on June 20, 2001, the Government contributed (Won)3 trillion in the form of shares of common stock of the Korea Electric Power Corporation (“KEPCO”) to our capital. On December 29, 2001, the Government contributed (Won)50 billion in cash to our capital. On August 13, 2003, the Government contributed (Won)80 billion in cash to our capital to support our existing fund for facilitating the Republic’s regional economies. Taking into account these capital contributions and reduction, as of December 31, 2003, our total paid-in capital was (Won)7,241.9 billion, compared to (Won)7,161.9 billion as of December 31, 2002. See “The Korea Development Bank—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of December 31, 2002 and 2003—Note 15”. In addition, on April 30, 2004, the Government contributed (Won)1 trillion in the form of shares of common stock of KEPCO and Korea Water Resources Corporation to our capital to support our lending to small- and medium-sized companies and to compensate for our contribution to LG Card Ltd. in the form of loans, cash injections and debt-for-equity swaps. For further information relating to our contribution to LG Card, see “—Selected Financial Data—Loans to Financially Troubled Companies” and “The Republic of Korea—The Economy—Economic Developments since 1997—Financial Condition of Korean Companies”. Currently, our total paid-in capital is (Won)8,241.9 billion.

In addition to capital contributions, the Government directly supports our financing activities by:

•	lending us funds to on-lend;

•	allowing us to administer Government loans made from a range of special Government funds;

•	allowing us to administer some of The Bank of Korea’s surplus foreign exchange holdings; and

•	allowing us to receive credit from The Bank of Korea.

The extent of the Government’s yearly financial support, in the form of loans, guarantees or contributions to capital, helps determine our lending capacity.

The Government also supports our operations pursuant to Articles 43 and 44 of the KDB Act. Article 43 provides that “the annual net profit of the Korea Development Bank, after adequate allowances are made for depreciation in assets, shall be totally transferred to reserve” and that accumulated amounts in reserve may be capitalized in accordance with the provisions of the KDB Decree. Article 44 provides that “the net losses of the Korea Development Bank shall be offset each fiscal year by the reserve, and if the reserve be insufficient, the deficit shall be replenished by the Government”.

As a result of the KDB Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserve, consisting of our surplus and capital surplus items, is insufficient to cover our annual net losses. In light of the above, if we had insufficient funds to make any payment under any of our obligations, including the debt securities and the guarantees covered by this prospectus, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 44 do not, however, constitute a direct guarantee by the Government of our obligations under the debt securities or the guarantees, and the provisions of the KDB Act, including Article 44, may be amended at any time by action of the National Assembly.

The Government closely supervises our operations in the following ways:

•	the President of the Republic appoints our Governor and Chairman of the Board of Directors upon the recommendation of the Minister of Finance and Economy;

•	the Minister of Finance and Economy appoints our Deputy Governor and Executive Directors upon the recommendation of our Governor;

•	one month prior to the beginning of each fiscal year, we must submit our proposed program of operations for the fiscal year to the Minister of Finance and Economy;

•	the Minister of Finance and Economy must approve our operating manual, which sets out guidelines for all principal operating matters, including the range of permitted financings;

•	the Board of Audit and Inspection, a Government department, examines our settlement of accounts annually;

•	the Minister of Finance and Economy and the Financial Supervisory Commission together have broad authority to require reports from us on any matter and to examine our books, records and other documents. On the basis of the reports and examinations, the Minister of Finance and Economy may issue any orders deemed necessary to enforce the KDB Act or delegate examinations to the Financial Supervisory Commission;

•	the Financial Supervisory Commission may supervise our operations to ensure managerial soundness based upon the KDB Decree and the Bank Supervisory Regulations of the Financial Supervisory Commission and may issue orders deemed necessary for such supervision;

•	the National Assembly receives our annual report within four months after the end of each fiscal year outlining our operations and analyzing our activities; and

•	we may amend our By-Laws only with the approval of the Minister of Finance and Economy.

In addition, the conditions of the IMF aid package stated that domestic banks in the Republic, including us, should undergo external audits from internationally recognized accounting firms. Accordingly, we have had our annual financial statements for years commencing 1998 audited by an external auditor. See “The Korea Development Bank—Financial Statements and the Auditors” and “Experts”.

Pursuant to our most recently approved program of operations, we expect to support the reform and restructuring of the Republic’s economic and industrial structure, including financing of promising small and medium sized enterprises, providing export finance and encouraging investments in infrastructure necessary to promote consumer demand and industrial reorganization.

Selected Financial Statement Data

Results of Operations

You should read the following financial statement data together with the financial statements and notes included in this prospectus:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(billions of won)
	(audited)
Income Statement Data
Total Interest Income	5,070.5	5,458.0	4,583.0	3,311.5	2,821.3
Total Interest Expenses	5,190.0	5,356.8	4,359.8	3,179.0	2,684.7
Net Interest Income	(119.5)	101.2	223.1	132.5	136.6
Operating Revenues	7,573.3	9,869.5	9,758.4	8,006.6	7,751.9
Operating Expenses	8,218.5	9,516.7	9,083.5	8,551.6	8,271.8
Net Income (Loss)	211.7	(1,398.4)	109.0	183.9	166.8

	As of December 31,
	1999	2000	2001	2002	2003
	(billions of won)
	(audited)
Balance Sheet Data
Total Loans(1)	43,293.4	49,992.4	47,270.9	44,917.2	47,453.5
Total Borrowings(2)	65,481.8	70,446.6	68,391.0	66,804.4	70,095.8
Total Assets	75,663.5	81,309.1	82,003.1	78,782.3	89,263.2
Total Liabilities	69,424.3	77,510.9	75,069.6	71,841.7	81,860.3
Total Equity	6,239.2	3,798.2	6,933.4	6,940.6	7,402.8

(1)	These figures include loans, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines.
(2)	Total Borrowings include deposits, call money, borrowings and industrial finance bonds.

2002

We had net income of (Won)183.9 billion in 2002 compared to net income of (Won)109.0 billion in 2001 principally due to the continued growth of the Korean economy in 2002.

Principal factors for the net income in 2002 included:

•	gains on equity method investees of (Won)985.3 billion primarily due to gains from investments in KEPCO and Daewoo Shipbuilding & Marine Engineering;

•	fees and commissions of (Won)273.3 billion primarily due to increased bond underwriting and project financing activities; and

•	net interest income of (Won)132.5 billion primarily due to decreased interest expenses on borrowings and bond payables.

The above factors were partially offset by new loan loss reserves of (Won)551.7 billion and net loss on foreign currency transactions of (Won)128.2 billion.

The overall statutory income tax rate applicable to us is 29.7%. We paid virtually no income tax in 2002 because we carried forward net losses from 1998 to offset net income. Net losses can be carried forward for a maximum of five years under the Corporate Income Tax Law of the Republic.

2003

We had net income of (Won)166.8 billion compared to net income of (Won)183.9 billion in 2002.

Principal factors for the net income in 2003 included:

•	gains on equity method investees of (Won)898.0 billion primarily due to gains from investments in KEPCO and Daewoo Shipbuilding & Marine Engineering;

•	fees and commissions of (Won)353.1 billion primarily due to increased bond underwriting and project financing activities; and

•	net interest income of (Won)136.6 billion primarily due to decreased interest expenses on borrowings and bond payables.

The above factors were partially offset by (1) impairment losses of (Won)398.5 billion primarily due to valuation losses on the stock of Hyundai Engineering and Construction and Hynix Semiconductor resulting from changes in accounting regulations with respect to companies subject to the Corporate Restructuring Promotion Act; beginning on January 1, 2003, our equity interests in companies subject to the Corporate Restructuring Promotion Act were recorded at prevailing market prices instead of at acquisition cost; (2) net loss on derivative financial instruments of (Won)330.0 billion and (3) additional loan loss reserves of (Won)62 billion.

The overall statutory income tax rate applicable to us is 29.7%. We paid virtually no income tax in 2003 because we carried forward net losses from 1998 to offset net income. Net losses can be carried forward for a maximum of five years under the Corporate Income Tax Law of the Republic.

Provisions for Possible Loan Losses and Loans in Arrears

We establish provisions for possible losses from problem loans, including guarantees and other extensions of credit, based on the length of the delinquent periods and the nature of the loans, including guarantees and other extensions of credit. As of December 31, 2003, we established provisions of (Won)1,097.0 billion for possible loan losses and bad debt securities, 0.64% higher than the provisions as of December 31, 2002, and (Won)9,568.2 billion for doubtful accounts relating to foreign exchange, guarantees and other assets, representing a 85.9% decrease from December 31, 2002.

Certain of our customers have restructured loans with their creditor banks. As of December 31, 2003, we have provided loans of (Won)2,125.9 billion for companies under workout, court receivership, court mediation and other restructuring procedures. In addition, as of such date, we held equity securities of such companies in the amount of (Won)799.3 billion following debt-equity swaps. As of December 31, 2003, we had established provisions of (Won)714.1 billion for possible loan losses and (Won)15.6 billion for present value discount with regard to the above loans. We cannot assure you that actual results of the credit loss from the loans to these customers will not exceed the provisions reserved.

Financial Supervisory Commission guidelines classify loans into five categories; provisions are made in accordance with ratios applicable to each category. Effective December 31, 1999, the Financial Supervisory

Commission adopted more stringent definitions for the relevant loan categories which more closely follow international standards. Under the revised definitions, loans are categorized as follows:

Normal

Credits extended to customers which, in consideration of their business and operations, financial conditions and future cash flows, do not raise concerns regarding their ability to repay the credits. 0.5% or more reserves required.

Special attention

Credits extended to customers (1) which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have potential risks with respect to their ability to repay the credits in the future, although there have not occurred any immediate risks of default in repayment; or (2) which are in arrears for one month or more but less than three months. 2.0% or more reserves required.

Substandard

(1) Credits extended to customers, which in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred considerable risks for default in repayment as the customers’ ability to repay has deteriorated; or (2) that portion which is expected to be collected of total credits (a) extended to customers which have been in arrears for three months or more, (b) extended to customers which are judged to have incurred serious risks due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses or (c) of “Doubtful Customers” or “Estimated-loss Customers” (each as defined below). 20% or more reserves required.

Doubtful

That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers (“Doubtful Customers”) which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred serious risks of default in repayment due to noticeable deterioration in their ability to repay; or (2) customers which have been in arrears for three months or more but less than twelve months. 50% or more reserves required.

Loss

That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers (“Estimated-loss Customers”), which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay; (2) customers which have been in arrears for twelve months or more; or (3) customers which are judged to have incurred serious risks of default in repayment due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses. 100% reserves required.

The following table provides information on our loan loss provisions.

	As of December 31, 2001(1)					As of December 31, 2002(1)					As of December 31, 2003(1)
	Loan Amount		Minimum Provisioning Ratio	Loan Loss Provisions		Loan Amount		Minimum Provisioning Ratio	Loan Loss Provisions		Loan Amount		Minimum Provisioning Ratio	Loan Loss Provisions
	(in billions of Won, except percentage)
Normal	(Won)	52,423.7	0.5%	(Won)	245.6	(Won)	47,268.5	0.5%	(Won)	200.9	(Won)	47,669.6	0.5%	(Won)	197.3
Special attention		4,635.7	2.0%		451.9		3,964.0	2.0%		576.1		2,383.6	2.0%		314.6
Sub-Standard		1,709.5	20.0%		647.1		729.0	20.0%		191.9		1,410.3	20.0%		433.3
Doubtful		445.4	50.0%		273.0		205.3	50.0%		129.8		157.6	50.0%		78.8
Loss		490.0	100.0%		490.0		59.7	100.0%		59.6		78.5	100.0%		80.8
Others(2)		—	—		—		—	—		—		6,526.3

Total	(Won)	59,704.3		(Won)	2,107.6	(Won)	52,226.5		(Won)	1,158.2	(Won)	58,225.9		(Won)	1,104.8

(1)	These figures include loans, guarantees, domestic usance, bills of exchange bought, local letters of credit negotiation and loan-type suspense accounts pursuant to the applicable guidelines.
(2)	Includes loans guaranteed by the Government.

As of December 31, 2003, our delinquent loans totaled (Won)1,646.4 billion, representing 2.8% of our outstanding loans and guarantees as of such date. On December 31, 2003, our legal reserve was (Won)294.1 billion, representing 0.5% of our outstanding loans and guarantees as of such date.

Loans to Financially Troubled Companies

We have significant credit exposure to a number of financially troubled Korean companies including several former Hyundai Group affiliates, SK Networks and Korea Thrunet Co., Ltd. As of December 31, 2003, our credit extended to these companies totaled (Won)2,332.8 billion, accounting for 4.0% of our total assets as of such date.

As of December 31, 2003, our total exposure to several former Hyundai Group affiliates classified as “financially troubled” decreased to (Won)1,017.7 billion from (Won)1,280.0 billion as of December 31, 2002, primarily due to the normalization in operations of certain of such former Hyundai Group affiliates. Our exposure to Hyundai Group affiliates includes (Won)299.8 billion to Hyundai Engineering & Construction, (Won)364.1 billion to Hyundai Merchant Marine, and (Won)353.8 billion to Hynix Semiconductor.

In March 2003, the principal creditor banks of SK Networks commenced corporate restructuring procedures against SK Networks after it publicly announced that its financial statements understated its debt by (Won)1.1 trillion and overstated its profits by (Won)1.5 trillion. In addition, Korea Thrunet, an Internet broadband service provider, filed for court receivership and received a court order for the commencement of corporate reorganization proceedings in March 2003. As of December 31, 2003, our total exposure to SK Networks and Korea Thrunet was (Won)896.5 billion and (Won)288.1 billion, respectively. In October 2003, SK Networks and its principal creditors agreed to a restructuring plan which, among other things, will allow foreign creditors to cash out their debts at a buyout rate of 43% of the face value of the outstanding debt owed to them. In accordance with the decision of the Creditor Financial Institution Committee of SK Networks, (Won)501.4 billion of our loans to SK Networks was exchanged for equity of SK Networks, consisting of (Won)191.1 billion in common shares, (Won)224.8 billion in callable preferred shares and (Won)85.4 billion in convertible bonds.

As of December 31, 2003, we established provisions of (Won)96.6 billion for several former Hyundai Group affiliates (including (Won)62.6 billion for the exposure to Hynix Semiconductor, (Won)29.3 billion for the exposure to Hyundai Merchant Marine and (Won)4.7 billion for the exposure to Hyundai Engineering & Construction), (Won)255.0 billion for our exposure to SK Networks and (Won)99.7 billion for our exposure to Korea Thrunet.

As of December 31, 2003, we had total exposures of (Won)585.9 billion to LG Card Co., Ltd., Korea’s largest credit card company in terms of both number of credit card holders and charge volume, in the form of debt securities issued by LG Card. Although no workouts or reorganization proceedings have been commenced, LG Card has been experiencing significant liquidity problems commencing in the second half of 2003. In November 2003, we and other creditors of LG Card agreed to provide (Won)2 trillion (subsequently adjusted to (Won)1.59 trillion) in new loans to enable LG Card to resume cash operations. Our portion of this commitment was (Won)500.0 billion (subsequently adjusted to (Won)567.4 billion). Certain of LG Card’s creditors (including us) also agreed to extend payments on existing debt for one year after the chairman of LG Group pledged his personal stake in LG Corp., the group holding company, as collateral. In March 2004, we provided an additional (Won)125 billion in cash to LG Card. Although our exposure to LG Card is fully collateralized, the value of such collateral or our pro rata entitlement thereto may not be sufficient to cover all future losses arising from our exposure to LG Card. In addition, if LG Card were to enter into workout, restructuring, reorganization or liquidation proceedings in the future, our recovery may be limited. We may, therefore, experience future losses with respect to our exposure to LG Card. We cannot provide any assurance that our exposure to LG Card will not increase in the future, whether through additional loans, equity investments or otherwise. For further information relating to LG Card, see “The Republic of Korea—The Economy—Economic Developments Since 1997—Financial Condition of Korean Companies”.

In addition to our loans in Korea, as of December 31, 2003, we had loans totaling approximately US$35.5 million to Indonesian entities. We have classified US$1.9 million of these amounts as non-performing loans and have made provision for potential losses relating to them since 1998. We also had investments in securities of such entities totaling US$7.9 million as of December 31, 2003.

As of December 31, 2003, we had credit exposure totaling approximately US$135 million to Russia, which is guaranteed by the Government, after writing off US$15 million of non-guaranteed exposure in June 2002. We classified the remaining US$135 million as a normal loan and have not made any provision for that credit exposure. The Russian government repaid all of the amounts borrowed from us in May 2004.

In 2003, we have not sold any non-performing loans to KAMCO.

Operations

Loan Operations

We mainly provide equipment capital loans and working capital loans to private Korean enterprises that undertake major industrial projects. The loans generally cover over 50%, and in some cases as much as 100%, of the total project cost. Equipment capital loans include loans to major industries for development of high technology and for acquisition, improvement or repair of machinery and equipment. All loans for equipment must be for more than one year. We may extend working capital loans to entities to whom we made equipment capital loans or provided guarantees, to enterprises partly or wholly owned by the Government or by us and to small- and medium-sized companies engaged in the high technology business.

We disburse loan proceeds in installments to ensure that the borrower uses the loan for its intended purpose. The KDB Act requires monitoring of the projects or enterprises to which we extend loans or in which we invest and authorizes us to assign our own personnel to a borrower in need of management assistance.

Before approving a loan, we consider:

•	the economic benefits of the project to the Republic;

•	the extent to which the project serves priorities established by the Government’s industrial policy;

•	the project’s operational feasibility;

•	the loan’s and the project’s profitability; and

•	the quality of the borrower’s management.

We generally charge interest of up to 6.5% over our prime rate, although we provide a discount between 0.3% and 0.8% to credit-constrained small- and medium-sized companies. We adjust the prime rate monthly. The spread depends on the purpose of the loan, maturity date and the borrower’s credit ratings. Certain loans bear interest at below market rates. Equipment capital loans generally have original maturities of five to ten years, although we occasionally make equipment capital loans with longer maturities. Working capital loans usually mature within two years.

We generally obtain collateral valued in excess of the original loan from large companies and up to the value of the loan from small- and medium-sized companies. Depending on the type of borrower and loan, the collateral may be equipment purchased with the loan proceeds, industrial plants, real estate and marketable securities. We appraise the value of our collateral at least once a year.

In May 2004, the Korean Board of Audit and Inspection announced that it was investigating the credit approval system of certain domestic lenders (including us) in connection with alleged irregular lending to certain credit defaulters as well as certain companies with credit risk.

The following table sets out, by currency and category of loan, our total outstanding loans:

Loans(1)

	December 31,
	2001	2002	2003
	(billions of won)
Equipment Capital Loans:
Domestic Currency	10,611.9	9,967.1	9,841.2
Foreign Currency(2)	15,324.3	13,651.4	13,462.1

	25,936.2	23,618.5	23,303.3
Working Capital Loans:
Domestic Currency	6,844.7	4,422.2	6,961.9
Foreign Currency(2)	2,910.1	2,467.1	2,410.7

	9,754.8	6,889.3	9,372.6

Total Loans	35,691.0	30,507.8	32,675.9

(1)	Includes loans extended to affiliates.
(2)	Includes loans disbursed and repayable in Won, the amounts of which are based upon an equivalent amount of foreign currency. This type of loan totaled (Won)6,548.0 billion as of December 31, 2001, (Won)5,476.3 billion as of December 31, 2002 and (Won)5,538.0 billion as of December 31, 2003. See “The Korea Development Bank—Operations—Loan Operations—Loans by Categories—Local Currency Loans Denominated in Foreign Currencies”.

As of December 31, 2003, we had (Won)32,675.9 billion in outstanding loans, a 7.1% increase from December 31, 2002. The increase reflected higher demand for working capital loans.

Maturities of Outstanding Loans

The following table categorizes our outstanding loans by their remaining maturities:

Outstanding Loans by Remaining Maturities(1)

	December 31,			As % of December 31, 2003 Total
	2001	2002	2003
	(billions of won, except percentages)
Loans with Remaining Maturities of Less Than One Year	10,030.2	7,986.6	9,937.1	30.4
Loans with Remaining Maturities of One Year or More	25,660.8	22,521.2	22,738.8	69.6

Total	35,691.0	30,507.8	32,675.9	100.0

(1)	Includes loans extended to affiliates.

Loans by Industrial Sector

The following table sets out the total amount of our outstanding loans, categorized by industry sector:

Outstanding Loans by Industry Sector(1)

	December 31,			As % of December 31, 2003 Total
	2001	2002	2003
	(billions of won, except percentages)
Manufacturing	15,694.3	13,662.0	15,612.2	47.8
Transportation and Communication	3,971.1	3,425.7	3,490.0	10.7
Electric, Gas and Water Supply Industry	4,017.8	3,149.4	2,170.6	6.7
Banking and Insurance	5,417.8	4,163.7	2,751.8	8.4
Public Administration and National Defense	4,176.7	3,734.7	3,409.1	10.4
Others	2,413.3	2,372.3	5,242.2	16.0

Total	35,691.0	30,507.8	32,675.9	100.0

Percentage increase (decrease) from previous period	(19.1)%	(14.5)%	7.1%

(1)	Includes loans extended to affiliates.

The manufacturing sector accounted for 47.8% of our outstanding loans as of December 31, 2003. Loans related to the manufacture of metal products, machinery and equipment accounted for 22.0% of our total outstanding loans, and loans related to the manufacture of chemical, petroleum, coal, rubber and plastic products for 14.3%.

The Small and Medium Industry Promotion Corporation was our single largest borrower as of December 31, 2003, accounting for 10.2% of our outstanding loans. As of December 31, 2003, our five largest borrowers accounted for 20.2% of our outstanding loans and the 20 largest borrowers for 35.0%. The following table breaks down the loans to our 20 largest borrowers outstanding as of December 31, 2003 by industry sector:

20 Largest Borrower by Industry Sector

As % of December 31, 2003 Total Outstanding Loans
Financing, Insurance and Business Services	52.8%
Manufacturing	20.2%
Construction	6.6%
Transportation and Communication	14.7%
Electricity and Waterworks	5.7%

Pursuant to the KDB Decree, we may not extend credits in excess of 20% of our total capital to a single borrower and in excess of 25% of our total capital to a single borrower and certain affiliates, with certain statutory exceptions including debt restructurings pursuant to the Republic’s insolvency laws or other public policy reasons. The KDB Decree requires that any credits in excess of the foregoing limits at the time of the amendment shall be reduced below the limits by December 31, 2004. In addition the KDB Decree requires us to limit the aggregate of large credits, defined as those in excess of 10% of our total capital, to 500% of our total capital. We are currently in compliance with these requirements.

A number of our borrowers have encountered financial difficulties during the recent economic crisis. See “The Korea Development Bank—Selected Financial Statement Data—Loans to Financially Troubled Companies”.

The following table categorizes the new loans made by us by industry sector:

New Loans by Industry Sector

	December 31,			As % of December 31, 2003 Total
	2001	2002	2003
	(billions of won, except percentages)
Manufacturing	4,879.1	4,121.9	4,293.2	44.9%
Transportation and Communication	900.4	1,338.4	2,163.0	22.6%
Electricity and Waterworks	2,160.8	776.2	1,858.5	19.4%
Financing, Insurance and Business Services	173.0	764.8	908.4	9.5%
Others	647.3	543.1	346.2	3.6%

Total	8,760.6	7,544.4	9,569.3	100.0%

Percentage increase (decrease) from previous period	(12.4)%	(13.9)%	26.8%

Loans by Categories

In addition to dividing our loans into equipment capital and working capital loans, we classify loans into several groupings, the most important being:

•	industrial fund loans;

•	foreign currency loans;

•	local currency loans denominated in foreign currencies;

•	offshore loans in foreign countries; and

•	government fund loans.

See “The Korea Development Bank—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of December 31, 2002 and 2003—Note 5” for more information on the types of credit extended by us and the amounts of each type outstanding as of December 31, 2003.

The following table sets out loans by categories as of December 31, 2003:

	Equipment Capital Loans(1)		Working Capital Loans(1)
	December 31, 2003%		December 31, 2003%
	(billions of won, except percentages)
Industrial Fund Loans	6,829.5	29.3	5,395.7	57.5
Foreign Currency Loans	2,641.7	11.3	768.3	8.2
Local Currency Loans Denominated in Foreign Currencies	4,665.7	20.0	872.4	9.3
Offshore Loans in Foreign Currencies	1,208.8	5.2	—	—
Government Fund Loans	882.9	3.8	457.7	4.9
ADB and IBRD Loans	4,945.9	21.2	—	—
Others	2,128.8	9.2	1,878.4	20.1

Total	23,303.3	100.0	9,372.5	100.0

(1)	Includes loans extended to affiliates totaling (Won)1,828.2 billion.

Industrial Fund Loans. Industrial fund loans are equipment capital and working capital loans denominated in Won to borrowers in major industries to finance equipment and facilities.

We currently make equipment capital industrial fund loans at floating rates for terms of up to 20 years and for up to 100% of the equipment cost being financed. We make working capital industrial fund loans at floating rates and in amounts constituting up to 40% of the borrower’s estimated annual sales.

Foreign Currency Loans. We extend loans denominated in U.S. dollars, Japanese yen or other foreign currencies principally to finance the purchase of industrial equipment from abroad or the implementation of overseas industrial development projects by Korean companies. We make these loans at floating interest rates with original maturities, in the case of equipment capital foreign currency loans, of up to 20 years and, in the case of working capital foreign currency loans, of up to two years.

Local Currency Loans Denominated in Foreign Currencies. We make local currency loans denominated in foreign currencies for the same purposes, and to the same borrowers, as foreign currency loans. Although we denominate the loans in foreign currency, the borrower receives and repays the loans in Won based on foreign exchange rates at the time of receipt and repayment. We currently make loans of this type at floating interest rates, with original maturities, in the case of equipment capital loans, of up to 20 years and, in the case of working capital loans, of up to two years.

Offshore Loans in Foreign Currencies. We extend offshore loans in foreign currencies to finance:

•	the purchase of industrial equipment and the implementation of overseas industrial projects by overseas subsidiaries and branches of Korean companies; and

•	the overseas industrial development projects of foreign government entities, international organizations and foreign companies.

We make these loans at floating interest rates with original maturities, in the form of equipment capital foreign currency loans, of up to 20 years.

Government Fund Loans. We make government fund loans primarily to finance:

•	water supply and drainage facilities;

•	the Seoul and Pusan subway systems;

•	small tourist facilities;

•	rural and coastal electricity facilities;

•	hospitals; and

•	other facilities.

Government fund loans require approval by the appropriate Government ministry. We currently make government fund loans in Won at fixed interest rates with original maturities, in the case of equipment capital loans, of seven to 35 years and, in the case of working capital loans, of up to three years.

Other Loans. We also make special purpose fund loans for particular industries or projects using funds lent to us by the Government and foreign financial institutions. The Government funds that finance these loans include, among others:

•	the Petroleum Business Fund (energy conservation projects and alternate fuel development projects);

•	the Tourism Promotion Fund (hotel and resort projects); and

•	the Special Industry Supporting Fund (defense projects).

We also make special purpose fund loans from money received from the World Bank, the ADB, other multinational agencies and foreign financial institutions. For further information relating to such loans, see “The Korea Development Bank—Sources of Funds” and “The Korea Development Bank—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of December 31, 2002 and 2003—Note 5”.

Guarantee Operations

We extend guarantees to our clients to facilitate their other borrowings and to finance major industrial projects. We guarantee Won-denominated corporate debentures, local currency loans, and other Won liabilities and foreign currency loans from domestic and overseas Korean financial institutions and from foreign institutions. The KDB Act and our By-Laws limit the aggregate amount of our industrial finance bond obligations and guarantee obligations. See “The Korea Development Bank—Sources of Funds”.

We generally obtain collateral valued in excess of the original guarantee. We appraise the value of our collateral at least once a year. Depending on the borrower, the collateral may be industrial plants, real estate and marketable securities.

The following table shows our outstanding guarantees:

Guarantees Outstanding

	December 31,
	2001	2002	2003
	(billions of won)
Acceptances	4,443.9	1,135.8	727.3
Guarantees on local borrowing	1,285.1	930.6	654.8
Guarantees on foreign borrowing	4,109.3	3,435.8	8,253.9
Letter of guarantee for importers	34.3	37.8	39.3

Total	9,872.6	5,540.0	9,675.3

On November 13, 2002, we entered into a guarantee agreement with KEPCO with respect to certain of KEPCO’s debt securities in connection with KEPCO’s restructuring and privatization. Pursuant to the guarantee agreement, we issued in February 2003 our guarantee to holders of KEPCO’s Yankee and Global debt securities with final maturities ranging from 2003 to 2096 (although our guarantee obligations only run through 2016) in an aggregate principal amount of approximately (Won)3.3 trillion, based on exchange rates prevailing on the guarantee issuance date, February 25, 2003, and we issued in April 2003 our guarantee to holders of KEPCO’s Eurobonds with final maturities ranging from 2004 to 2007 in an aggregate principal amount of approximately (Won)0.9 trillion, based on exchange rates prevailing on the guarantee issuance date, April 29, 2003. In addition, we issued in February 2004 our guarantee to holders of KEPCO debt securities denominated in Japanese Yen with final maturities ranging from 2005 to 2006 in an aggregate principal amount of approximately (Won)0.9 trillion, based on exchange rates prevailing on the guarantee issuance date, February 10, 2004. The guarantees described above constitute full, irrevocable and unconditional guarantees, on an unsecured and unsubordinated basis, in respect of the principal, interest and other payments due with respect to those debt obligations. KEPCO paid and will continue to pay us an annual guarantee fee of 0.05% of (i) the aggregate outstanding principal amount of all issues of debt securities that will be covered by the benefit of our guarantee and (ii) the sum of all interest payments due on such debt securities from the date of calculation until the earlier of their maturity or their stated redemption date.

We currently own approximately 26.93% of the outstanding shares of common stock of KEPCO, and the Government, which owns all of our paid-in capital, owns an additional 27.03% of such shares.

Investments

We invest in a range of Korean private and Government-owned enterprises but we will not take a controlling interest in a company unless the Government specifically instructs us to do so. Although generally a long-term investor, we sell investments from time to time. In recent years, sales resulted principally from the Government’s privatization program, and we expect to continue such sales in the future. Our equity investments increased to (Won)14,931.4 billion as of December 31, 2003 from (Won)13,946.8 billion as of December 31, 2002, principally as a result of valuation loss on capital stock of Hyundai Engineering and Construction and Hynix Semiconductor.

To support the Government’s policy of helping credit-constrained small- and medium-sized companies, we allocated (Won)190 billion and (Won)170 billion for year 2002 and 2003, respectively, for investment in promising small- and medium-sized companies and invested (Won)154.5 billion and (Won)80.6 billion in 124 and 52 companies in 2002 and 2003, respectively.

The KDB Act and our By-Laws provide that the cost basis of our total equity investments may not exceed twice the sum of our paid-in capital and our reserve from profit. In addition, pursuant to the KDB Decree, we may not acquire equity securities of a single company in excess of 15% of its entire voting shares. The 15% limit, however, does not apply to certain investments, including those in Government-controlled companies financed by capital contributions from the Government. As of December 31, 2003, the cost basis of our equity investments subject to the restriction under the KDB Act and our By-Laws totaled (Won)4,092.9 billion, equal to 27.4% of our equity investment ceiling. For a discussion of Korean accounting principles relating to our equity investments, see “The Korea Development Bank—Financial Statements and the Auditors”.

The following table sets out our equity investments by industry sector on a book value basis:

Equity Investments

Book Value as of December 31, 2003
(billions of won)
Electricity & Waterworks	5,394.0
Construction	4,593.4
Finance and Insurance	1,485.7
Manufacturing	955.2
Other	2,503.1

Total	14,931.4

As of December 31, 2003, we held total equity investments, on a book value basis, of (Won)2,259.9 billion in four of our five largest borrowers and (Won)4,597.7 billion in 13 of our 20 largest borrowers. As of December 31, 2003, we owned a controlling interest in a financial services company which was one of our 20 largest borrowers. We have not established a policy addressing loans to enterprises in which we hold equity interests or equity interests in enterprises to which we have extended loans.

When possible, we use the prevailing market price of a security to determine the value of our interest. However, if no readily ascertainable market value exists for our holdings, we record these investments at the cost of acquisition. With respect to our equity interests in enterprises in which we hold more than 15% of interest, we value these investments annually, with certain exceptions, on a net asset value basis when the investee company releases its financial statements. As of December 31, 2003, the aggregate value of our equity investments accounted for approximately 109.4% of their aggregate cost basis.

As part of our investment activities, we underwrite straight and convertible bond issuances in Won for domestic corporations. We also invest in municipal bonds, extending funds to municipalities at subsidized interest rates, mostly to finance water supply and drainage infrastructure projects.

Other Activities

We engage in a range of industrial development activities in addition to providing loans and guarantees, including:

•	conducting economic and industrial research;

•	performing engineering surveys;

•	providing business analyses and managerial assistance; and

•	offering trust services.

As of December 31, 2003, we held in trust cash and other assets totaling (Won)14,119.7 billion, and we generated in 2003 trust fee income equaling (Won)27.7 billion. Pursuant to Korean law, we segregate trust assets from our other assets; trust assets are not available to satisfy claims of our depositors or other creditors. Accordingly, we account for our trust accounts separately from our banking accounts. However, if the income from our trust operations fails to generate the guaranteed minimum rate of return on some of our money trusts, we are responsible for covering the deficit either from previously established provisions in our trust accounts or by a transfer from our banking accounts. We have transferred (Won)360.5 billion, (Won)243.6 billion and (Won)322.7 billion in 2001, 2002 and 2003, respectively, from our banking accounts to cover deficits in our trust accounts. Surplus funds generated by the trust assets may be deposited into our banking accounts and earn interest. We reflect trust fees earned by us on our trust account management services as other operating revenues in the income statement of the banking accounts.

Sources of Funds

In addition to our capital and reserves, we obtain funds primarily from:

•	borrowings from the Government;

•	issuances of bonds in the domestic and international capital markets;

•	borrowings from international borrowings from The Bank of Korea; and

•	deposits.

All of our borrowings are unsecured.

Borrowings from the Government

We borrow from the Government’s general purpose funds and its special purpose funds. General purpose loans generally are in Won and have fixed interest rates and maturities ranging from three to 35 years. We incur special purpose loans, principally from the Petroleum Business Fund, the Tourism Promotion Fund and the Special Industry Supporting Fund, in connection with specific projects we finance. The Government links the interest rate and maturity of each special purpose borrowing to the terms of the financing we provide for the specific project.

The following table sets out our Government borrowings as of December 31, 2003:

Type of Funds Borrowed	Amount
(billions of won)
General Purpose	1,923.1
Special Purpose	5,873.6

Total	7,796.7

Domestic and International Capital Markets

We issue industrial finance bonds both in Korea and abroad, some of which the Government directly guarantees. We generally issue domestic bonds at fixed interest rates with original maturities of one to ten years.

The following table sets out the outstanding balance of our industrial finance bonds as of December 31, 2003:

Outstanding Balance	Amount
(billions of won)
Denominated in Won	25,210.6
Denominated in Other Currencies	11,665.3

Total	36,875.9

The KDB Act provides that the aggregate outstanding principal amount of our industrial finance bonds, other than those directly guaranteed or purchased by the Government, plus the aggregate outstanding amount of our on-balance sheet and off-balance sheet guarantee obligations, other than those excepted by statute, may not exceed 30 times the sum of our paid-in capital and our reserve from profit. As of December 31, 2003, the aggregate amount of our industrial finance bonds and guarantee obligations (including guarantee obligations relating to loans that had not been borrowed as of December 31, 2003) was (Won)48,664.7 billion, equal to 21.5% of our authorized amount under the KDB Act, which was (Won)226,050.0 billion.

Foreign Currency Borrowings

We borrow money from institutions, principally syndicates of commercial banks, outside the Republic in foreign currencies. We frequently enter into related interest rate and currency swap transactions. The loans generally have original maturities of five to ten years. We also borrow from the World Bank, the ADB and other similar supranational institutions to fund special projects, with terms linked to the related loans we extend. As of December 31, 2003, the outstanding amount of our foreign currency borrowings was US$11.5 billion.

The Bank of Korea deposits a portion of its surplus foreign currency with us. We account for The Bank of Korea deposits as foreign currency borrowings. The amount of these deposits totaled (Won)254.7 billion, (Won)156.1 billion and (Won)72.6 billion as of December 31, 2001, December 31, 2002 and December 31, 2003, respectively. The deposits, typically denominated in U.S. dollars, bear interest at floating rates and have maturities of one year, although we frequently extend the maturities on a year-to-year basis. Deposits made at the direction of the Government to finance certain development projects have maturities matching the terms of the related loans extended by us.

Our long term and short term foreign currency borrowings decreased to (Won)13,721.1 billion as of December 31, 2003 from (Won)17,434.9 billion as of December 31, 2002.

Deposits

We take demand deposits and time and savings deposits. We accept demand deposits offering interest rates ranging from zero to one percent only from enterprises to which we have extended credit, the central and local governments, and other persons as specified by Presidential decree. We may accept time and savings deposits from the general public. Time and savings deposits generally have maturities shorter than three years and bear interest at fixed rates. As of December 31, 2003, demand deposits held by us totaled (Won)435.6 billion and time and savings deposits held by us totaled (Won)6,702.9 billion.

Debt

Debt Repayment Schedule

The following table sets out our principal repayment schedule:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
	2004	2005	2006	2007	Thereafter
	(billions of won)
Currency(1)(2)

Won	13,204.4	7,467.0	4,892.5	833.5	3,139.3
Foreign	9,876.5	3,142.7	4,776.0	1,765.4	5,825.9

Total Won Equivalent	23,080.9	10,609.7	9,668.5	2,598.9	8,965.2

(1)	Borrowings in foreign currency have been translated into Won at the market average exchange rates on December 31, 2003, as announced by the Seoul Money Brokerage Services Ltd.
(2)	We categorize debt with respect to which we have entered into currency swap agreements by our repayment currency under such agreements.

Debt Record

We have never defaulted in the payment of principal or interest on any of our obligations.

Overseas Operations

We operate overseas subsidiaries in Hong Kong and Dublin. The subsidiaries engage in a variety of banking and merchant banking services, including:

•	managing and underwriting new securities issues;

•	syndicating medium and long-term loans;

•	trading securities;

•	trading in the money market; and

•	providing investment management and advisory services.

We currently maintain branches in Tokyo, Shanghai, Singapore, New York and London and two overseas representative offices in Frankfurt and Beijing.

During 1998, 1999 and 2000, we closed one overseas branch in Bangkok, six overseas subsidiaries, Korea Associated Securities Inc., KDB Bank (Schweiz) AG, KDB (UK) Ltd., KDB International (Singapore) Ltd., KDB (Deutschland) Gmbh, KDB Lease (Japan) Ltd., and eleven overseas representative offices in Toronto, Budapest, Sydney, Mexico City, Hanoi, Manila, Paris, Santiago, Moscow, New Delhi and Jakarta.

Property

Our head office is located at 16-3 Youido-dong, Youngdeungpo-gu, Seoul, Korea, a 35,996 square meter building completed in July 2001 and owned by us. In addition to the head office, we maintain 36 branches in major cities throughout the Republic, including 9 in Seoul. We generally own our domestic office space and lease our overseas offices under long-term leases.

Directors and Management; Employees

Our Board of Directors, comprising the Governor and Chairman of the Board of Directors, the Deputy Governor and the Executive Directors, manages our affairs. The President of the Republic appoints the Governor and Chairman of the Board of Directors upon the recommendation of the Minister of Finance and Economy. The Minister of Finance and Economy appoints the Deputy Governor and Executive Directors upon the recommendation of the Governor. The Board of Directors decides all important matters relating to our operations. The Directors serve for three-year terms and may be re-appointed. As of December 31, 2003, the directors were:

Governor and Chairman of the Board of Directors:	Ji-Chang Yoo
Deputy Governor:	Yun-Woo Lee
Executive Directors:	Sung-Kun Rhee
Wang-Kyung Kim
Jae-Hong Chang
Jong-Bae Kim
Chong-Gyu Laah
Jeong-Soo Lee

As of December 31, 2003, we employed 1,984 persons with 1,349 located in our Seoul head office.

Financial Statements and the Auditors

The Minister of Finance and Economy appoints our Auditor who is responsible for examining our financial operations and auditing our financial statements and records. The present Auditor is Gong-Jae Lee, who was appointed for a three-year term on April 20, 2002.

We prepare our financial statements annually for submission to the Minister of Finance and Economy, accompanied by an opinion of the Auditor. Although we are not legally required to have financial statements audited by external auditors, an independent public accounting firm has audited our non-consolidated and consolidated financial statements commencing with such financial statements as of and for the year ended December 31, 1998. As of the date of this prospectus, our external auditor is Samil Accounting Corporation, located at Kukje Center Building, 191, Hankang-ro, 2-ka, Yongsan-gu, Seoul, Korea.

Our financial statements appearing in this prospectus were prepared in conformity with Korean law and in accordance with generally accepted accounting principles in the Republic, summarized in “The Korea Development Bank—Financial Statements and the Auditors—Notes to Non-Consolidated Financial Statements of December 31, 2002 and 2003—Note 2”. These principles and procedures differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”).

We generally record our trading portfolio of marketable equity securities and other equity investments at the cost of acquisition (including incidental expenses related to purchase), computed on the moving average method. However, if the aggregate market value of the trading portfolio of marketable securities as of the balance sheet date differs from their purchase cost, we record the securities at market value. If the market value of equity investments, except for those of companies in which we hold more than 15% of interest (“affiliated companies”), differs from their purchase cost, we record the investment at market value. Starting in April 1999, we record our equity investments in affiliated companies by using the equity method, pursuant to which we account for adjustments in the value of our investments resulting from changes to the affiliated companies’ net asset values. However, we do not apply the equity method for the following investments: (1) total assets of investees are less than (Won)7,000 million; (2) investees which are owned by the Korean Government and Government invested companies; (3) investees under court receivership or bankruptcy; and (4) investees in the process of being sold.

We generally record our debt securities investments, except for our trading portfolio of marketable debt securities, at the cost of acquisition (including incidental expenses related to purchase), computed on the specific identification method. We record our trading portfolio of marketable debt securities at market value. Starting in April 1999, we record all our debt securities investments at market value except for debt securities invested with the intention of holding until maturity, which we record at the cost of acquisition or amortized cost.

We record the value of our premises and equipment on our balance sheet on the basis of a revaluation conducted as of July 1, 1998. The Minister of Finance and Economy approved the revaluation in accordance with applicable Korean law. We value additions to premises and equipment since such date at cost.

Report of Independent Auditors

To the Board of Directors of

The Korea Development Bank

We have audited the accompanying non-consolidated balance sheets of the Korea Development Bank (the “Bank”) as of December 31, 2003 and 2002, and the related non-consolidated statements of income, disposition accumulated deficit (appropriations of retained earnings) and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Korea Development Bank as of December 31, 2003 and 2002, and the results of its operations, the changes in its accumulated deficit (retained earnings) and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of the PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers international Limited, each of which is a separate and independent legal entity.

SAMIL PRICEWATERHOUSECOOPERS

Without qualifying our opinion, we draw your attention to Note 14 of the non-consolidated financial statements, which states that one of the Bank’s corporate debtors, LG Card Co., Ltd., has been in financial difficulty, and the Bank agreed to support this cash-strapped company during the creditors’ meetings. In accordance with a resolution during the first creditors’ meeting on November 24, 2003, the Bank provided a loan to LG Card Co., Ltd. in the amount of (Won)287,800 million. During the second creditors’ meeting held on January 9, 2004, the Bank agreed on a debt-to-equity swap of (Won)205,900 million, an additional loan of (Won)567,400 million, and the extension of loan repayments due during 2004. As of December 31, 2003, the Bank has loans, corporate bonds, and commercial papers in connection with LG Card Co., Ltd., amounting to (Won)341,717 million, (Won)215,545 million, and (Won)10,000 million, respectively. The Bank might incur a potential loss in relation to its loan receivables from LG Card Co., Ltd., depending upon whether LG Card Co., Ltd. can successfully implement its corporate restructuring plan, including the debt rescheduling, and effectively utilize the newly injected capital.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea

January 27, 2004

This report is effective as of January 27, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Balance Sheets

December 31, 2003 and 2002

(in millions of Korean Won)	2003		2002
Assets
Cash and due from banks (Note 3)	(Won)	1,778,882	(Won)	1,970,664
Securities (Note 4)		28,022,445		26,378,326
Loans, net of provision for possible loan losses of (Won)1,097,039 million in 2003 and (Won)1,089,983 million in 2002 and present value discount of (Won)102,303 million in 2003 and (Won)126,955 million in 2002 (Note 5)		47,453,591		44,917,231
Premises and equipment, net (Note 6)		669,014		681,952
Derivative financial instruments (Note 14)		1,546,464		1,645,161
Other assets (Note 7)		9,792,842		3,189,010

Total assets	(Won)	89,263,238	(Won)	78,782,344

Liabilities and Equity
Deposits (Note 8)	(Won)	10,716,330	(Won)	8,745,304
Borrowings (Note 9)		22,503,555		24,459,085
Industrial finance bonds, gross of premium on bonds of (Won)19,591 million in 2003 and (Won)16,396 million in 2002 and net of discount on bonds of (Won)52,403 million in 2003 and (Won)52,460 million in 2002 (Note 10)		36,875,943		33,600,020
Provision for possible guarantee losses (Note 12)		4,758		63,223
Accrued severance benefits		18,436		14,685
Derivative financial instruments (Note 14)		1,412,403		1,424,200
Other liabilities (Note 11)		10,328,922		3,535,222

Total liabilities		81,860,347		71,841,739

Commitments and contingencies (Note 13)
Equity
Paid-in capital (Notes 1 and 15)		7,241,861		7,161,861
Capital surplus (Note 15)		44,373		44,373
Retained earnings
Legal reserve		294,103		109,428
Retained earnings before appropriations (accumulated deficit before disposition)		(827)		184,675
Capital adjustments		(176,619)		(559,732)

Total equity		7,402,891		6,940,605

Total liabilities and equity	(Won)	89,263,238	(Won)	78,782,344

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Income

Years Ended December 31, 2003 and 2002

(in millions of Korean Won)	2003		2002
Interest income
Interest on loans	(Won)	2,097,227	(Won)	2,546,169
Interest on due from banks		30,120		62,560
Interest on trading securities		47,974		65,940
Interest on available-for-sale securities		406,596		345,368
Interest on held-to-maturity securities		209,899		257,198
Other interest income		29,581		34,280

		2,821,397		3,311,515

Interest expenses
Interest on deposits		362,691		404,641
Interest on borrowings		540,164		671,157
Interest on bonds payable		1,765,122		2,047,937
Other interest expenses		16,817		55,245

		2,684,794		3,178,980

Net interest income		136,603		132,535
Provision for loan losses (Note 5)		613,918		551,700

Net interest loss after provision for loan losses		(477,315)		(419,165)

Non-interest revenue
Fees and commissions		353,116		273,343
Gain from trading securities		48,262		87,930
Gain from available-for-sale securities		27,242		38,580
Gain from derivative financial instruments		3,053,988		3,609,610
Others (Note 16)		1,447,895		685,575

		4,930,503		4,695,038

Non-interest expenses
Fees and commissions		108,947		34,460
Loss from trading securities		35,458		52,746
Loss from derivative financial instruments		3,384,023		3,567,271
General and administrative expenses (Note 17)		295,043		266,143
Others (Note 16)		1,149,631		900,289

		4,973,102		4,820,909

Operating loss		(519,914)		(545,036)
Non-operating income, net (Note 18)		694,317		730,971

Income before income tax expense		174,403		185,935
Income tax expense (Note 20)		7,524		2,063

Net income	(Won)	166,879	(Won)	183,872

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Disposition of Accumulated Deficit

(Appropriations of Retained Earnings)

Years Ended December 31, 2003 and 2002

(Date of Disposition and Appropriations: February 28, 2004 and February 28, 2003 for the years ended December 31, 2003 and 2002, respectively)

(in millions of Korean Won)	2003		2002
Retained earnings before appropriations (Accumulated deficit before disposition)
Unappropriated retained earnings carried-over from prior years	(Won)	—	(Won)	—
Effects on valuation of investments by the equity method		(167,706)		803
Net income		166,879		183,872

		(827)		184,675

Appropriation of retained earnings (disposition of accumulated deficit)
Legal reserve		(827)		184,675

		(827)		184,675

Unappropriated retained earnings carried forward to the subsequent year	(Won)	—	(Won)	—

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Non-Consolidated Statements of Cash Flows

Years Ended December 31, 2003 and 2002

(in millions of Korean Won)	2003		2002
Cash flows from operating activities
Net income	(Won)	166,879	(Won)	183,872
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Gain on disposal of loans, net		(19,496)		(7,207)
Gain from trading securities, net		(12,804)		(34,988)
Loss on available-for-sale securities, net		274,463		263,303
Gain on equity method securities		(996,716)		(987,809)
Provision for loan losses		613,918		551,700
Depreciation		21,740		20,985
Retirement allowance		16,822		15,503
Loss (gain) on foreign currency translation		(465,271)		143,580
Loss (gain) from derivative financial instruments, net		149,621		(25,765)
Loss on valuation of hedged items, net		193,841		18,213
Decrease (increase) in accounts receivable		(6,762,213)		307,619
Increase (decrease) in accounts payable		6,707,928		(289,412)
Net increase in derivative financial instruments		(62,722)		(437,168)
Payment of severance benefits		(3,121)		(3,054)
Receipt of dividends		113,294		315,577
Others, net		222,778		(196,547)

Net cash provided by (used in) operating activities		158,941		(161,598)

Cash flows from investing activities
Net decrease (increase) in trading securities		121,010		(51,395)
Net decrease (increase) in loans		(3,323,473)		1,320,904
Net increase in available-for-sale securities		(1,379,996)		—
Net decrease in held-to-maturity securities		1,210,464		—
Net increase in equity method securities		(75,950)		—
Net decrease (increase) in premises and equipment		(10,126)		5,278
Net increase in investment securities		—		(202,112)
Others, net		186,484		632,555

Net cash provided by (used in) investing activities		(3,271,587)		1,705,230

Cash flows from financing activities
Net increase (decrease) in deposits		1,971,025		(1,738,031)
Net increase (decrease) in borrowings		(2,011,717)		3,182,706
Net increase (decrease) in bonds issued		3,134,714		(3,094,644)
Increase in paid-in capital		80,000		—
Others, net		8,714		(98)

Net cash provided by (used in) financing activities		3,182,736		(1,650,067)

Net increase (decrease) in cash		70,090		(106,435)
Cash
Beginning of the year		38,473		144,908

End of the year (Note 3)	(Won)	108,563	(Won)	38,473

The accompanying notes are an integral part of these non-consolidated financial statements.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements

December 31, 2003 and 2002

1. The Bank

The Korea Development Bank (the “Bank”) was established in 1954 in accordance with the Korea Development Bank Act for the purpose of supplying and managing major industrial capital to develop the Korean industry. The Bank operates through 35 local branches, 5 overseas branches, 3 overseas subsidiaries and 2 overseas offices as of December 31, 2003. The Bank is engaged in the banking business under the Korea Development Bank Act and in the trust business in accordance with the Trust Business Act and other related regulations.

The Korea Development Bank Act prescribes that the Korean Government owns the entire capital of the Bank.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Bank in the preparation of its non-consolidated financial statements are summarized below.

Basis of Financial Statement Presentation

The Bank operates both a commercial banking business and a trust business in which the Bank, as a fiduciary, holds and manages the property of others. Under the Trust Business Act, the trust funds held as fiduciary are accounted for and reported separately from the Bank’s own commercial banking business.

The Bank maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations, or cash flows is not presented in the accompanying non-consolidated financial statements.

The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported herein. Although these estimates are based on management’s best knowledge of current events and actions that the Bank may undertake in the future, actual results may be different from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Bank’s non-consolidated financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea and Statements of Korean Financial Accounting Standards No. 2 through No. 9, in effect for the fiscal periods beginning after December 31, 2002.

The significant accounting policies adopted by the Bank for the financial statements as of and for the year ended December 31, 2003 are identical to the accounting policies followed by the Bank for the annual financial statements as of and for the year ended December 31, 2002, except for the classification of securities.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

The financial statements of prior periods, presented for comparative purposes, were reclassified in accordance with Korean Financial Accounting Standards applicable to the Bank as of December 31, 2003. Such reclassification does not affect either the prior periods’ net income or net assets.

Recognition of Interest Income

The Bank recognizes interest income on loans and debt securities on an accrual basis. However, interest income on delinquent and dishonored loans, other than those subject to security deposits and guaranteed by financial institutions, is recognized on a cash basis. Such unaccrued interest income as of December 31, 2003 and 2002 amounted to (Won)275,244 million and (Won)226,022 million, receptively.

Provision for Possible Loan Losses

The Bank provides for possible loan losses based on the borrowers’ future debt servicing ability (forward looking criteria) as determined by a credit rating model developed by the Bank. This credit rating model includes the financial and non-financial factors of borrowers and classifies the borrowers’ credit risk. Provisions are determined by applying the following minimum percentages to the various credit risk ratings:

Loan classifications	Provision percentages
Normal	0.5%
Special attention	2% or more
Substandard	20% or more
Doubtful	50% or more
Loss	100%

Pursuant to the revised Regulation on the Supervision of the Banking Business which is effective December 1, 2002, the Bank has changed the credit line for importers from acceptances to domestic import usance bills.

Securities

Securities that are bought and held principally for the purpose of generating profits on short-term differences in price, which are actively and frequently bought and sold, are classified as trading securities. Debt securities with fixed or determinable payments and fixed maturity that the Bank has the intent and ability to hold to maturity are classified as held-to-maturity securities. Investments classified as neither trading securities nor held-to-maturity securities are classified as available-for-sale securities.

Trading and available-for-sale securities are carried at fair value, except for non-marketable equity securities classified as available-for-sale securities, which are carried at cost. The fair value of debt securities, which do not have a quoted market value, are calculated using the present value of future cash flows, discounted at a reasonable interest rate determined based on the credit ratings provided by independent credit rating institutions.

Unrealized holding gains or losses on trading securities are charged to current operations and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold or when an impairment loss on the securities is recognized.

Held-to-maturity securities are generally carried at amortized cost. Premiums and discounts on debt securities are amortized until their maturity using the effective interest rate method.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of equity securities or amortized cost of debt securities.

The Bank recorded impairment losses amounting to (Won)398,502 million and (Won)387,710 million for the years ended December 31, 2003 and 2002.

Investment securities which allow the Bank a significant influence over the investee are valued using the equity method of accounting. The Bank considers that it has a significant influence on the investees in which the Bank holds more than 15% of interest. However, the Bank does not apply the equity method for the following investments:

•	Investees having total assets of less than (Won)7,000 million

•	Investees under court receivership or bankruptcy

•	Investees under the process of being sold-out

•	Converted shares of stock with a restriction on disposal under the corporate restructuring law

The Bank discontinues the use of the equity method of accounting for investments in equity method investees when the Bank’s share of accumulated losses equals the costs of the investments, and until the subsequent change in its proportionate net income of the investees equals its proportionate net losses not recognized during the period the equity method was suspended.

Under the equity method, the Bank records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying changes in the book value of the investee.

Premises and Equipment and Related Depreciation

Premises and equipment used for business purposes are recorded at cost, except for those assets subject to upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents facilities and buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation.

Depreciation is computed using the declining-balance method, except for buildings and structures, which are depreciated using the straight-line method, based on the estimated useful lives of the assets as described below:

Buildings	20 ~ 40 years
Structures	10 ~ 40 years
Machinery	4 years
Vehicles	4 years
Others	4 years

Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value or extend the useful life of the related assets, are capitalized.

The Bank recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the acquisition cost

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

of the impaired asset. If there is a subsequent recovery from the impairment, a reversal of the previous write-down is made up to the amount of the original cost. The reversal amount of the previously recognized loss is credited to current operations as a gain.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization of these intangibles is computed using the straight-line method over a period of four to five years.

Present Value Discount

Receivables and payables arising from long-term installment transactions, long-term cash loans (borrowings) and other similar transactions are stated at present value if the difference between the nominal value and present value is material. Such differences are presented in the present value discount account and directly deducted from the nominal value of the related receivables or payables. The present value discount account is amortized using the effective interest rate method as interest expense or interest income.

Loans which are impaired due to the restructuring of the borrower, court mediation or negotiation, are revalued using the adjusted interest rate. The difference between the book value and the readjusted value is offset against the provision for possible loan losses, and the remaining difference is recognized as a bad debt expense in the year incurred.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic exchange rates ((Won)1,197.8/US$1) on the balance sheet date. The resulting exchange gains or losses are reflected in current operations.

Bonds Sold under Repurchase Agreements

The Bank provides a provision for possible losses from the bonds sold under repurchase agreements as determined based on possible loss estimates when the bonds are repurchased. The provision for possible losses as of December 31, 2003 and 2002 amounted to (Won)83,652 million and (Won)102,054 million, respectively.

Disposition of Loans

The Bank records the difference between the selling price and the book value of disposed loans as a gain or loss on disposal of loans. The book value is the face amount of the disposed loans less identifiable allowance for possible loan losses. When the Bank cannot allocate the allowance for possible loan losses to specific disposed loans, it records the gain or loss as the difference between the selling price and the face amount of the loan.

Accrued Severance Benefits

Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Accrued severance benefits are funded at approximately 51.97 percent as of December 31, 2003, through a group severance trust in Woori Bank. The Bank accounts for the amounts funded under the group severance trust as a deduction to accrued severance benefits.

Actual payments of severance benefits for the years ended December 31, 2003 and 2002 amounted to (Won)3,121 million and (Won)3,054 million, respectively.

Provision for Possible Guarantee Losses

The Bank sets up a provision for possible losses on guarantees outstanding as determined based on a credit risk rating of the companies for which guarantees are provided. The Bank provides a provision of 20 percent or more of guaranteed amounts for companies classified as “substandard,” 50 percent or more for “doubtful” and 100 percent for “loss”. The allowance is shown in the liability section.

Deferred Income Taxes

The Bank records deferred income taxes which arise from temporary differences between the amount reported for financial reporting purposes and income tax purposes. Income tax expense comprises taxes payable for the year and the change in deferred income tax assets and liabilities for the year.

Bonds Purchased Under Resale Agreements and Bonds Sold Under Repurchase Agreements

Bonds purchased or sold under resale or repurchase agreements are included in loans and borrowings, respectively. The difference between the selling and repurchase price is treated as interest and accrued evenly over the period covered by the agreements.

Translation of Foreign Currency Financial Statements

Accounts and records of the overseas branches are maintained in foreign currencies. For presentation in the accompanying non-consolidated financial statements, the financial statements of the branches have been translated at the exchange rates as of the balance sheet date.

Derivative Financial Instruments

Derivative financial instruments held for trading purposes are stated at fair value as of the balance sheet date.

Derivative financial instruments for fair value hedges are stated at market value. The gains and losses on the hedging instruments, as well as the related loss or gain on the hedged items, are recognized in current operations in the same accounting period.

Compensation to Trust Accounts

The Bank receives management fees from trust accounts for management and custodian services.

Certain trust funds held by the Bank are guaranteed a certain rate of return by the Bank. If the income from trust operations is insufficient to generate the required rate of return, the deficiency may be either recovered from

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

previously established special allowances or compensated by the Bank’s banking accounts. Such compensation is accounted for as other operating expenses of the banking accounts and other income of the trust accounts, in accordance with the relevant laws and regulations applicable to trust operations.

Statement of Cash Flows

In the preparation of the statement of cash flows, the Bank has presented net amounts of cash inflows and cash outflows for items where the turnover is quick and the amounts are large.

3. Cash and Due from Banks

Cash and due from banks as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	Annual interest rate (%)
	December 31, 2003	2003		2002
Cash on hand in local currency	—	(Won)	105,722	(Won)	36,624
Cash on hand in foreign currency	—		2,841		1,849
Due from banks in local currency	7.68		288,078		288,743
Due from banks in foreign currency	1.63		1,382,241		1,643,448

		(Won)	1,778,882	(Won)	1,970,664

Due from banks in local currency as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	Annual interest rate (%)
Bank	December 31, 2003	2003		2002
The Bank of Korea	—	(Won)	208,487	(Won)	220,385
Others	7.68		79,591		68,358

		(Won)	288,078	(Won)	288,743

Due from banks in foreign currency as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	Annual interest rate (%)
Bank	December 31, 2003	2003		2002
The Bank of Korea	—	(Won)	18,819	(Won)	12,787
Hana Bank	1.63		55,099		48,016
Korea Exchange Bank	1.63		41,923		87,444
Chohung Bank	1.63		35,934		54,018
Woori Bank	1.63		35,934		66,022
KDB Asia (HK) Ltd.	1.63		142,538		359,763
KDB Ireland Ltd.	1.63		347,961		242,481
Kookmin Bank	1.63		—		489,959
Others			704,033		282,958

		(Won)	1,382,241	(Won)	1,643,448

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Restricted deposits included in due from banks as of December 31, 2003 are as follows:

(in millions of Korean Won)
Kookmin Bank	(Won)	66,896
Shinhan Bank		9,855
Woori Bank		2,580
Reserve deposits with the Bank of Korea		227,306
China Construction Bank		6,978
Industrial & Commercial Bank of China (ICBC) Shanghai		3,594
Shanghai Pudong Development Bank (SPDB) Shanghai		4,791

	(Won)	322,000

Deposits with Kookmin Bank, Woori Bank and Shinhan Bank are pledged as collateral. Reserve deposits with the Bank of Korea represent amounts required under the Banking Act for the payment of deposits. Reserve deposits with China Construction Bank, ICBC Shanghai and SPDB Shanghai also represent amounts required under the related banking regulations of those countries.

The maturities of the amounts due from banks as of December 31, 2003 are as follows:

(in millions of Korean Won)
Maturing on or before	Due from banks in local currency		Due from banks in foreign currency		Total
Mar. 31, 2004	(Won)	208,747	(Won)	896,533	(Won)	1,105,280
Jun. 30, 2004		16,003		158,109		174,112
Dec. 31, 2004		—		20,363		20,363
Dec. 31, 2005		36,677		222,192		258,869
Dec. 31, 2006		26,651		67,077		93,728
Dec. 31, 2007		—		—		—
Dec. 31, 2008		—		17,967		17,967

	(Won)	288,078	(Won)	1,382,241	(Won)	1,670,319

4. Securities

Securities as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Trading securities	(Won)	1,224,821	(Won)	1,333,027
Available-for-sale securities		16,119,344		13,891,706
Held-to-maturity securities		2,901,590		4,112,054
Securities under the equity method		7,776,690		7,041,539

	(Won)	28,022,445	(Won)	26,378,326

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Trading securities as of December 31, 2003 and 2002 are as follows:

	Annual interest rate (%)
(in millions of Korean Won)	December 31, 2003	2003		2002
Equity investments	—	(Won)	2,644	(Won)	—
Government and public bonds	5.13 – 5.15		467,319		152,475
Corporate bonds	5.11 – 6.22		277,913		169,351
Beneficiary certificates	—		968		606,671
Securities in foreign currency	3.19		475,977		388,790
Others	6.3		—		15,740

		(Won)	1,224,821	(Won)	1,333,027

Par value, acquisition cost and fair value of trading debt securities as of December 31, 2003 and 2002 are as follows:

	Par value				Acquisition cost				Fair value
(in millions of Korean Won)	2003		2002		2003		2002		2003		2002
Government and public bonds	(Won)	466,772	(Won)	151,746	(Won)	467,319	(Won)	152,475	(Won)	467,319	(Won)	152,475
Corporate bonds		278,516		168,468		277,913		169,351		277,913		169,351
Securities in foreign currency		477,275		385,733		475,977		388,790		475,977		388,790

	(Won)	1,223,563	(Won)	705,947	(Won)	1,221,209	(Won)	710,616	(Won)	1,221,209	(Won)	710,616

Trading securities in each foreign currency as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won, thousands of USD, EUR, AUD, JPY, GBP and CHF)
Foreign currency				Equivalent in Korea Won
2003		2002		2003		2002
US$	223,116	US$	323,884	(Won)	267,248	(Won)	388,790
EUR	126,076	EUR	—		187,902		—
AUD	11,983	AUD	—		10,748		—
JPY	528,270	JPY	—		5,915		—
GBP	1,040	GBP	—		2,215		—
CHF	2,021	CHF	—		1,949		—

				(Won)	475,977	(Won)	388,790

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Available-for-sale securities as of December 31, 2002 and 2003 are as follows:

	Annual interest rate (%)
(in millions of Korean Won)	December 31, 2003	2003		2002
Equity investments	—	(Won)	7,150,234	(Won)	6,901,865
Government and public bonds	5.45		422,964		44,927
Corporate bonds	4.67 – 7.08		5,771,881		4,171,455
Beneficiary certificates	—		325,137		139,057
Other securities in local currency	4.61 – 4.71		194,611		532,105
Other securities in foreign currency	3.38 – 6.67		2,254,517		2,102,297

		(Won)	16,119,344	(Won)	13,891,706

Available-for-sale equity securities, not using the equity method, as of December 31, 2003 are as follows:

(in millions of Korean Won, thousands of shares)	Number of shares	Ownership (%)	Acquisition cost		Book value		Fair value or net book value
Korea Highway Corporation	143,010	9.66	(Won)	1,430,100	(Won)	1,430,184	(Won)	1,389,039
GM Daewoo Motors Co., Ltd.	108	—		261,375		261,375		757,521
Samsung Life Insurance Co., Ltd.	378	1.89		264,496		132,248		152,064
Industrial Bank of Korea	46,915	—		326,906		326,906		424,307
Korea National Housing Corp.	—	20.56		1,300,618		1,300,618		1,158,936
Korea Land Development Corp.	—	26.77		1,161,904		1,191,328		942,404
Korea Water Resources Corp.	—	6.90		671,307		671,307		556,235
Others	—	—		2,244,108		1,840,761		1,876,838

			(Won)	7,660,814	(Won)	7,154,727	(Won)	7,257,344

Available-for-sale debt securities as of December 31, 2003 and 2002 comprise the following:

	Par value				Acquisition cost				Market (carrying) value
(in millions of Korean Won)	2003		2002		2003		2002		2003		2002
Government and public bonds	(Won)	411,319	(Won)	42,399	(Won)	431,311	(Won)	42,378	(Won)	422,964	(Won)	44,927
Corporate bonds		6,344,071		4,655,850		6,383,294		4,488,215		5,771,881		4,171,455
Beneficiary certificates		367,580		150,352		377,862		150,352		325,137		139,057
Investment debt securities in local currency		194,029		529,283		193,970		622,179		194,611		532,105
Investment debt securities in foreign currency		2,257,634		3,164,853		2,259,090		2,102,743		2,250,024		2,098,908

	(Won)	9,574,633	(Won)	8,542,737	(Won)	9,645,527	(Won)	7,405,867	(Won)	8,964,617	(Won)	6,986,452

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Held-to-maturity debt securities as of December 31, 2003 and 2002 are as follows:

	Par value				Acquisition cost				Carrying value
(in millions of Korean Won)	2003		2002		2003		2002		2003		2002
Government and public bonds	(Won)	1,842,827	(Won)	2,209,785	(Won)	1,738,128	(Won)	2,201,252	(Won)	1,740,048	(Won)	2,202,315
Corporate bonds		417,000		733,000		408,715		717,101		413,109		723,827
Investment debt securities in local currency		1,126		114,583		1,105		114,563		1,112		115,351
Investment debt securities in foreign currency		747,888		1,073,168		747,199		1,144,905		747,321		1,070,561

	(Won)	3,008,841	(Won)	4,130,536	(Won)	2,895,147	(Won)	4,177,821	(Won)	2,901,590	(Won)	4,112,054

Securities under the equity method as of December 31, 2003 and 2002 are as follows:

	Ownership (%)	Acquisition cost				Book value				Fair value or net book value
(in millions of Korean Won)	December 31, 2003	2003		2002		2003		2002		2003		2002
The KDB Capital Corp.	97.49	(Won)	754,052	(Won)	467,706	(Won)	222,694	(Won)	102,965	(Won)	188,530	(Won)	85,929
Daewoo Securities Co., Ltd.	39.46		548,252		548,252		499,090		554,034		438,513		468,986
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	31.10		288,383		390,368		481,381		614,560		439,897		530,755
Daewoo Heavy Industries & Machinery Ltd.	21.91		173,078		173,078		212,417		188,915		192,787		159,469
Korea Electric Power Corporation	21.59		3,265,468		3,265,468		5,394,029		4,541,043		8,103,319		7,667,147
Seoul Debt Restructuring Fund	43.80		76,752		117,224		74,963		114,110		74,963		114,110
Arirang Restructuring Fund	43.73		95,353		126,846		82,302		101,567		82,302		101,567
Mukoonghwa Restructuring Fund	43.71		94,331		142,995		72,626		124,764		72,626		124,764
Hankang Restructuring Fund	23.01		73,186		95,915		74,897		97,270		74,897		97,270
Others	—		608,025		677,619		662,291		602,311		1,072,548		631,997

		(Won)	5,976,880	(Won)	6,005,471	(Won)	7,776,690	(Won)	7,041,539	(Won)	10,740,382	(Won)	9,981,994

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Details of valuation on the securities using the equity method as of and for the year ended December 31, 2003 are as follows:

(in millions of Korean Won)	Beginning book value		Acquisition (disposal)		Dividends		Valuation gain (loss)		Retained earnings		Capital adjustment		Ending book value
Korea ElectricPower Corp.	(Won)	4,541,043	(Won)	—	(Won)	110,445	(Won)	1,010,247	(Won)	31	(Won)	(46,847)	(Won)	5,394,029
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		614,560		(160,117)		—		58,801		—		(31,863)		481,381
Daewoo Securities Co., Ltd.		554,034		—		—		(59,452)		—		4,508		499,090
GM Daewoo Auto & Technology Company		213,206		—		—		(26,618)		—		9,621		196,209
Daewoo Heavy Industries & Machinery Ltd.		188,915		—		—		22,861		—		641		212,417
Mukoonghwa Restructuring Fund		124,764		(48,664)		—		(3,192)		—		(282)		72,626
Seoul Debt Restructuring Fund		114,110		(40,471)		—		1,048		—		276		74,963
Arirang Restructuring Fund		101,567		(31,493)		—		11,972		—		256		82,302
The KDB Capital Corp.		102,965		286,346		—		(156,646)		(28,107)		18,136		222,694
Hankang Restructuring Fund		97,270		(22,729)		—		356		—		—		74,897
Pan Ocean Shipping Co., Ltd.		95,518		—		—		31,050		—		170		126,738
KDB Asia (HK) Ltd.		66,247		—		—		2,785		—		(1,282)		67,750
Korea Asset Management Corp.		45,465		—		1,200		4,489		—		17,306		66,060
KDB Bank (Hungary) Ltd.		35,238		—		—		8,999		—		—		44,237
KDB Ireland Ltd.		31,701		—		—		(8,101)		—		—		23,600
Others		114,936		24,433		1,649		(1,124)		653		448		137,697

	(Won)	7,041,539	(Won)	7,305	(Won)	113,294	(Won)	897,475	(Won)	(27,423)	(Won)	(28,912)	(Won)	7,776,690

Foreign currency translation loss								(288)
Loss on the impairment of securities under the equity method								(325)

							(Won)	898,088

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

The equity method adjustments are calculated as the differences between the initial purchase price and the Bank’s initial proportionate ownership of the net book value of investees at the time of purchase. Equity method adjustment debits are amortized over five years and equity method adjustment credits are amortized over five years or the weighted-average useful lives of tangible assets of investees using the straight-line method.

The accumulated unamortized equity method adjustments as of December 31, 2003 and 2002 are as follows:

	2003				2002
(in millions of Korean Won)	Equity method adjustment debit		Equity method adjustment credit		Equity method adjustment debit		Equity method adjustment credit
Beginning balance	(Won)	215,900	(Won)	3,156,356	(Won)	318,508	(Won)	3,550,739
Increase (decrease)		8,856		412,916		(31,120)		24,015
Amortization		(65,399)		(446,223)		(71,488)		(418,398)

Ending balance	(Won)	159,357	(Won)	3,123,049	(Won)	215,900	(Won)	3,156,356

Investees in which the Bank holds more than 15 percent of interest but are not valued using the equity method as of December 31, 2003 are as follows:

(in millions of Korean Won, thousands of shares)	Number of shares	Ownership (%)	Acquisition cost		Book value		Fair value or net book value
Korea National Housing Corp. (*1)	—	20.56	(Won)	1,300,618	(Won)	1,300,618	(Won)	1,158,936
Korea Land Development Corp. (*1)	—	26.77		1,161,904		1,191,328		942,404
Korea National Tourism Organization (*1)	2,824	43.58		24,370		35,529		137,042
KP Chemical Corp.	18,884	19.91		94,421		38,618		38,618
Donghae Pulp Co., Ltd.	4,900	51.36		24,500		15,925		15,925
Hyundai Corporation	3,894	16.96		15,248		11,759		11,759
Others				47,639		30,162		17,164

			(Won)	2,668,700	(Won)	2,623,939	(Won)	2,321,848

(*1)	Notwithstanding its over 15 percent ownership holdings of the investee companies presented above, the Bank is not considered to exercise a significant influence over the management of these companies because the aggregate ownership percentage held by the government exceeds 50 percent of the ownership of these companies.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

The Bank used unaudited financial statements of the following investee companies as of December 31, 2003 for the valuation of securities using the equity method, as follows:

(in millions of Korean Won)	Expected closing day	Net asset value before adjustment		Adjustment		Net asset value after adjustment
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	March 2004	(Won)	1,408,309	(Won)	—	(Won)	1,408,309
Daewoo Securities Co., Ltd.	May 2004		1,108,688		—		1,108,688
Mukoonghwa Restructuring Fund	May 2004		166,139		—		166,139
Pan Ocean Shipping Co., Ltd.	March 2004		236,727		—		236,727
KDB Ireland Ltd.	March 2004		23,601		—		23,601
KDB Asia (HK) Ltd.	March 2004		67,631		—		67,631
The KDB Capital Corp.	May 2004		192,519		—		192,519
KDB Bank (Hungary) Ltd.	March 2004		49,685		—		49,685
Seoul Debt Restructuring Fund	May 2004		171,148		—		171,148
Arirang Restructuring Fund	May 2004		188,199		—		188,199
Hankang Restructuring Fund	May 2004		325,548		—		325,548
KIF	March 2004		26,137		—		26,137

The reason for using unaudited financial statements of the companies presented above is due to the differences in audit periods between the Bank and these companies. Furthermore, the Bank used the latest financial statements of investee companies, besides those presented above, for the valuation under the equity method.

The maturity of investments in available-for-sale and held-to-maturity debt securities as of December 31, 2003 are as follows:

(in millions of Korean Won)
Maturing on or before	Available-for-sale debt securities		Held-to-maturity debt securities
Dec. 31, 2004	(Won)	2,590,103	(Won)	333,723
Dec. 31, 2008		5,511,344		2,304,351
Dec. 31, 2013		863,170		263,516

	(Won)	8,964,617	(Won)	2,901,590

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Investment securities denominated in foreign currency as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won, thousands of USD, JPY, EUR, SGD, CHF, GBP, CNY)

Foreign currency				Equivalent in Korean Won
2003		2002		2003		2002
	Available-for-sale debt securities
US$	1,450,952	US$	1,359,939	(Won)	1,737,950	(Won)	1,632,470
JPY	43,209,718	JPY	42,643,208		483,776		431,920
EUR	7,564	EUR	16,394		11,365		20,613
SGD	—	SGD	2,490		—		1,722
CHF	—	CHF	90		—		78
GBP	5,910	GBP	4,027		12,585		7,753
CNY	30,051	CNY	30,001		4,348		4,352

				(Won)	2,250,024	(Won)	2,098,908

	Held-to-maturity debt securities
JPY	10,653,269	JPY	17,172,020	(Won)	119,274	(Won)	173,930
US$	541,844	US$	744,842		625,066		894,109
EUR	1,984	EUR	2,006		2,981		2,522

				(Won)	747,321	(Won)	1,070,561

As of December 31, 2003, investment securities amounting to (Won)485,000 million are pledged as collateral to KDB First Securitization Specialty Co., Ltd.

With regards to futures trading, 1,104,000 shares of Korea Electric Power Corporation and debt securities of Korea Deposit Insurance Corporation amounting to (Won)8,000 million are pledged as a substitute for the deposit money to Kookmin Futures Inc. and others, as of December 31, 2003.

Impairment losses on securities for the year ended December 31, 2003 are as follows:

(in millions of Korean Won)
Issuer	Amortized cost		Impairment loss		Book value
Equity securities
Hyundai E & C Co., Ltd.	(Won)	250,151	(Won)	192,867	(Won)	57,284
KP Chemical Co., Ltd.		94,421		55,803		38,618
Ssangyong Cement Industrial Co., Ltd.		43,634		30,806		12,828
Shinwon Co., Ltd.		21,198		19,941		1,257
Hyundai Corporation		15,248		3,489		11,759
LG Card Co., Ltd.		3,929		3,643		286
Telson I & C		3,880		3,410		470
Orion Electric CRV		2,821		2,821		—
Others		78,584		70,921		7,663

	(Won)	513,866	(Won)	383,701	(Won)	130,165

Debt securities
Hyundai Corporation	(Won)	43,865	(Won)	11,728	(Won)	32,137
Hyundai E & C Co., Ltd.		161,389		226		161,163
Others		5,723		2,847		2,876

	(Won)	210,977	(Won)	14,801	(Won)	196,176

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

In accordance with the Statement of Korean Financial Accounting Standards No. 8, certain held-to-maturity securities amounting to (Won)238,459 million were reclassified as available-for-sale securities on January 1, 2003 since the Bank’s intent to hold the securities to maturity was not certain at the time of the acquisition. Among the reclassified securities, a portion amounting to (Won)212,269 million matured during the year ended December 31, 2003.

Issuers of the securities held by the Bank as of December 31, 2003 and 2002 are as follows:

					Percentage (%)
(in millions of Korean Won)	2003		2002		December 31, 2003
By country
The Republic of Korea	(Won)	27,194,726	(Won)	25,793,484	97.05
The Philippines		29,133		68,093	0.10
Thailand		149,637		16,343	0.53
Indonesia		—		8,383	0.00
Others		648,949		492,023	2.32

	(Won)	28,022,445	(Won)	26,378,326	100.00

					Percentage (%)
(in millions of Korean Won)	2003		2002		December 31, 2003
By issuer
Korea Electric Power Corporation	(Won)	5,574,702	(Won)	4,659,477	19.90
Korea National Housing Corp.		1,630,855		1,606,211	5.82
Korea Highway Corporation		1,430,184		1,450,238	5.10
Korea Deposit Insurance Corp.		1,224,712		1,333,077	4.37
Korea Land Development Corp.		1,191,328		1,191,328	4.25
Korea Asset Management Corp.		255,620		585,197	0.91
Others		16,715,044		15,552,798	59.65

	(Won)	28,022,445	(Won)	26,378,326	100.00

					Percentage (%)
(in millions of Korean Won)	2003		2002		December 31, 2003
By industry
Banking and insurance	(Won)	8,662,002	(Won)	7,269,345	30.90
Electric, gas and water supply industry		5,780,736		4,906,646	20.63
Manufacturing		5,230,939		5,586,592	18.67
Construction		4,590,577		3,966,773	16.38
Public administration		1,893,083		2,130,266	6.76
Others		1,865,108		2,518,704	6.66

	(Won)	28,022,445	(Won)	26,378,326	100.00

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

5. Loans

Loans as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Loans in local currency	(Won)	16,803,143	(Won)	14,389,340
Loans in foreign currency		15,872,758		16,118,522
Other loans		15,977,032		15,626,307

		48,652,933		46,134,169
Less: Provision for possible loan losses		(1,097,039)		(1,089,983)
Present value discount account		(102,303)		(126,955)

	(Won)	47,453,591	(Won)	44,917,231

Loans in local and foreign currency as of December 31, 2003 and 2002 are as follows:

(1) Loans in local currency

(in millions of Korean Won)	Annual average interest rate (%)	2003		2002
	December 31, 2003
Loans for working capital
Industrial fund loans	6.95	(Won)	5,395,737	(Won)	2,954,632
Government fund loans	4.76		457,707		551,690
Overdrafts	7.73		285,977		77,489
Others	5.97 - 8.31		822,483		838,419

			6,961,904		4,422,230

Loans for facilities
Industrial fund loans	7.18		6,829,475		7,060,734
Government fund loans	4.82		882,978		924,386
Others	3.67 – 7.46		2,128,786		1,981,990

			9,841,239		9,967,110

		(Won)	16,803,143	(Won)	14,389,340

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

(2) Loans in foreign currency

(in millions of Korean Won)	Annual average interest rate (%)	2003		2002
	December 31, 2003
Loans for working capital
Local currency loans denominated in foreign currencies	4.74	(Won)	872,385	(Won)	878,387
Foreign currency loans	2.88		768,278		981,347
Others	2.93		770,003		607,381

			2,410,666		2,467,115

Loans for facilities
Local currency loans denominated in foreign currencies	3.55		4,665,701		4,597,906
Foreign currency loans	3.60		2,641,692		2,423,167
Offshore loans in foreign currencies	3.11		1,208,784		1,291,518
Asian Development Bank loans	2.16		1,201,764		1,208,755
Loans to International Bank for Reconstruction and Development	2.29		3,744,122		4,115,638
Others	3.63		29		14,423

			13,462,092		13,651,407

		(Won)	15,872,758	(Won)	16,118,522

(3) Other loans

(in millions of Korean Won)	2003		2002
Notes purchased	(Won)	1,295	(Won)	4,887
Bills purchased		1,946,704		3,045,154
Advances for customers		78,927		75,316
Bonds purchased under repurchase agreements		213,693		161,805
Call loans		2,177,355		742,276
Domestic import usance bills		3,182,467		3,352,839
Debentures accepted by private subscription		8,005,502		7,777,071
Others (*)		371,089		466,959

	(Won)	15,977,032	(Won)	15,626,307

(*)	Include loans to be converted to equity amounting to (Won)282,745 million as follows:

(in millions of Korean Won)	Book value		Conversion price		Restriction on disposal
Ssangyong Cement Industrial Co., Ltd.	(Won)	200,000	(Won)	5,000/share	Until December 31, 2005
SK Networks Co., Ltd.		82,745	(Won)	5,000/share	Until October 27, 2004

	(Won)	282,745

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

The maturity of loans in local and foreign currency as of December 31, 2003 are as follows:

(in millions of Korean Won)
Maturing on or before	Loans for working capital in local currency		Loans for facilities in local currency		Loans for working capital in foreign currency		Loans for facilities in foreign currency		Total
Mar. 31, 2004	(Won)	1,234,252	(Won)	559,355	(Won)	446,936	(Won)	686,287	(Won)	2,926,830
Jun. 30, 2004		1,083,699		358,541		511,609		416,696		2,370,545
Dec. 31, 2004		1,665,625		879,787		797,674		1,296,622		4,639,708
Dec. 31, 2005		712,422		1,943,404		494,828		3,222,589		6,373,243
Dec. 31, 2006		517,274		1,575,792		109,825		2,012,064		4,214,955
Dec. 31, 2007		1,235,791		1,365,349		11,643		1,536,329		4,149,112
Dec. 31, 2008		122,125		1,006,056		15,543		1,290,108		2,433,832
Thereafter		390,716		2,152,955		22,608		3,001,397		5,567,676

	(Won)	6,961,904	(Won)	9,841,239	(Won)	2,410,666	(Won)	13,462,092	(Won)	32,675,901

Changes in the provision for possible loan losses for the years ended December 31, 2003 and 2002 are as follows:

	2003						2002
(in millions of Korean Won)	Loans		Other assets		Total		Total
Balance at the beginning of the year	(Won)	1,089,983	(Won)	4,946	(Won)	1,094,929	(Won)	1,925,797
Changes in overseas branches due to foreign currency translation		678		—		678		(3,378)
Provision carry-over from loan acquisition		184,985		—		184,985		79,161
Decrease in provision due to loan disposal		(63,516)		—		(63,516)		(200,938)
Changes in provision from loan restructuring		(4,108)		—		(4,108)		148,251
Current write-offs		(725,037)		—		(725,037)		(1,405,664)
Current provision (reversal)		614,054		(136)		613,918		551,700

	(Won)	1,097,039	(Won)	4,810	(Won)	1,101,849	(Won)	1,094,929

As of December 31, 2003 and 2002, the provision for possible loan losses are as follows:

(in millions of Korean Won)	2003		2002
Loans
Loans in local currency and foreign currency and notes purchased	(Won)	798,679	(Won)	527,474
Bills purchased		40,279		39,773
Advances for customers		9,992		3,803
Call loans		—		143
Domestic import usance bills		51,024		104,441
Debentures accepted by private subscription		195,509		100,777
Other loans		1,556		313,572

		1,097,039		1,089,983
Other assets		4,810		4,946

	(Won)	1,101,849	(Won)	1,094,929

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

As of December 31, 2003, the classification of loans and provisions for possible loan losses are as follows:

(in millions of Korean Won)
Classification	Loans (*)		Provisions for possible loan losses		Ratio (%)
Normal	(Won)	38,485,805	(Won)	198,306	0.52
Special attention		1,912,170		314,629	16.45
Substandard		1,390,258		426,776	30.70
Doubtful		157,591		78,796	50.00
Loss		78,532		78,532	100.00
Others (**)		6,526,274		—	—

	(Won)	48,550,630	(Won)	1,097,039	2.26

(*)	Net of present value discounts
(**)	Loans to or loans guaranteed by the Korean Government

The ratio of provisions to total loans and ratio of provisions to non-performing loans as of December 31, 2003, 2002 and 2001 are as follows:

(in millions of Korean Won)	2003		2002		2001
Total loans	(Won)	48,550,630	(Won)	46,007,214	(Won)	49,106,512
Provisions for possible losses		1,097,039		1,089,983		1,835,651
Provision ratio (%)		2.3		2.4		3.7

Non-performing loans		1,626,381		886,130		2,036,767
Provisions for possible losses		584,104		313,028		1,162,328
Provision ratio (%)		35.9		35.3		57.1

Restructured loans as of December 31, 2003 and 2002 due to court receivership, court mediation or other financial restructuring process are as follows:

(in millions of Korean Won)	2003		2002
Changes in contractual terms	(Won)	25,292	(Won)	72,154
Exemption		25,245		—
Conversion to equity investment		682,477		775,051

	(Won)	733,014	(Won)	847,205

When the contractual terms (i.e., principal, interest rate, or maturity) of impaired loans are restructured, the Bank adjusts the carrying amount of the impaired loans to the present value determined based on the restructured terms. The Bank recognizes losses arising from the restructuring of the impaired loans as incurred.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Loans restructured due to changes in contractual terms as of and for the years ended December 31, 2003 and 2003 are as follows:

	Period of restructuring
(in millions of Korean Won)	2003		2002
Beginning
Original amount before restructuring	(Won)	1,156,979	(Won)	2,208,352
Present value		1,030,024		1,877,125

Present value discount		126,955		331,227

Increase		19,210		20,360
Decrease (amortization)		(43,862)		(224,632)

		(24,652)		(204,272)

Ending
Original amount before restructuring		964,673		1,156,979
Present value		862,370		1,030,024

Present value discount	(Won)	102,303	(Won)	126,955

The present value discount account is amortized using the effective interest rate method over the redemption period.

The Bank’s loan portfolio by nation, major customers and industry as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002		Percentage (%)
					December 31, 2003
By nation
The Republic of Korea	(Won)	31,148,520	(Won)	29,058,776	95.3
USA		166,361		172,117	0.5
Russia		161,703		162,054	0.5
Indonesia		140,428		135,789	0.4
Others		1,058,889		979,126	3.3

	(Won)	32,675,901	(Won)	30,507,862	100.00

(in millions of Korean Won)	2003		2002		Percentage (%)
					December 31, 2003
By customer
Small & Medium Industry Promotion Corp.	(Won)	3,329,235	(Won)	3,352,770	10.2
Korea Deposit Insurance Corp.		1,197,800		1,202,210	3.7
Korean Airline Co., Ltd.		768,173		602,616	2.4
Korea Hydro & Nuclear Power Co., Ltd.		753,317		1,299,679	2.3
Korea Asset Management Corp.		568,955		730,934	1.7
Tong Yang Cement Corporation		531,457		532,992	1.6
Others		25,526,964		22,786,661	78.1

	(Won)	32,675,901	(Won)	30,507,862	100.00

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

(in millions of Korean Won)	2003		2002		Percentage (%)
					December 31, 2003
By industry
Manufacturing	(Won)	15,612,171	(Won)	13,661,997	47.8
Transportation and communication		3,490,007		3,425,730	10.7
Public administration		3,409,126		3,734,740	10.4
Banking and insurance		2,751,798		4,163,668	8.4
Electric, gas and water supply industry		2,170,579		3,149,387	6.7
Others		5,242,220		2,372,340	16.0

	(Won)	32,675,901	(Won)	30,507,862	100.00

6. Premises and Equipment

Premises and equipment as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	Acquisition cost or revaluation amount				Accumulated depreciation				Net book value
	2003		2002		2003		2002		2003		2002
Land	(Won)	327,380	(Won)	330,630	(Won)	—	(Won)	—	(Won)	327,380	(Won)	330,630
Buildings and structures		360,496		357,592		38,579		29,944		321,917		327,648
Machinery		55,329		53,906		46,461		39,409		8,868		14,497
Vehicles		1,488		1,324		1,150		930		338		394
Construction in-progress		4,334		759		—		—		4,334		759
Others		34,535		27,690		28,358		19,666		6,177		8,024

	(Won)	783,562	(Won)	771,901	(Won)	114,548	(Won)	89,949	(Won)	669,014	(Won)	681,952

As of December 31, 2003 and 2002, the government-posted prices of the Bank’s land amounted to (Won)258,872 million and (Won)240,363 million, respectively.

As of December 31, 2003, the Bank’s premises, equipment and other assets are insured against fire and other casualty losses up to approximately (Won)309,907 million.

7. Other Assets

Other assets as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Prepaid expenses	(Won)	181,573	(Won)	309,743
Other accounts receivable		8,559,739		1,797,526
Accrued income		378,872		431,606
Intangible assets		45,792		47,662
Deferred income tax assets		139,039		146,834
Others		492,637		460,709

		9,797,652		3,194,080
Loss: Provision for possible losses		(4,810)		(4,946)
Present value discount		—		(124)

	(Won)	9,792,842	(Won)	3,189,010

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

8. Deposits

Deposits as of December 31, 2003 and 2002 are as follows:

	Annual average interest rate (%)
(in millions of Korean Won)	December 31, 2003	2003		2002
Local currency deposits
Demand deposits
Checking deposits	—	(Won)	2,751	(Won)	1,537
Temporary deposits	0.01		236,602		150,929
Passbook deposits	0.27		21,507		71,891
Others	0.30		3,000		14,316

			263,860		238,673

Time and savings deposits
Time deposits	4.72		3,464,213		3,777,189
Installment savings deposits	5.91		174,083		133,769
Corporate savings deposits	3.43		2,177,690		2,104,439
Savings deposits	2.62		203,291		172,263
Long-term savings for households	11.29		30,697		168,930
Others	9.52		155,057		114,105

			6,205,031		6,470,695

			6,468,891		6,709,368

Foreign currency deposits
Demand deposits
Checking deposits	—		19,617		46,900
Passbook deposits	0.68		152,015		248,586
Temporary deposits	1.04		124		146
Others	0.08		3		1,275

			171,759		296,907

Savings deposits
Time deposits	1.26		497,863		213,579

			669,622		510,486

Negotiable certificates of deposits			3,577,817		1,525,450

		(Won)	10,716,330	(Won)	8,745,304

The maturities of time and savings deposits in local and foreign currency as of December 31, 2003 are as follows:

(in millions of Korean Won)
Maturing on or before	Time deposits		Installment savings deposits		Time deposits in foreign currency		Total
Mar. 31, 2004	(Won)	1,605,977	(Won)	49,870	(Won)	464,523	(Won)	2,120,370
Jun. 30, 2004		538,436		17,319		9,052		564,807
Dec. 31, 2004		1,073,442		66,881		20,096		1,160,419
Dec. 31, 2005		218,437		28,790		4,192		251,419
Dec. 31, 2006		25,370		11,203		—		36,573
Dec. 31, 2007		1,332		20		—		1,352
Dec. 31, 2008		1,219		—		—		1,219

	(Won)	3,464,213	(Won)	174,083	(Won)	497,863	(Won)	4,136,159

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

9. Borrowings

Borrowings as of December 31, 2003 and 2002 are as follows:

	Annual average interest rate (%)
(in millions of Korean Won)	December 31, 2003	2003		2002
Local currency borrowings
Ministry of Finance and Economy	4.24	(Won)	1,923,326	(Won)	2,192,150
Industrial Bank of Korea	3.84		448,519		476,596
Small & Medium Industry Promotion Fund	4.78		283,206		260,203
Ministry of Culture and Tourism	3.29		616,222		519,669
Korea Energy Management Corporation	3.61		505,572		467,586
Local governments	3.93		75,121		80,848
Others	3.11 – 4.08		474,141		367,845

			4,326,107		4,364,897

Foreign currency borrowings
Small & Medium Industry Promotion Fund	2.84		26		209
KFW group in Germany (“KFW”)	2.41		27,514		34,472
Asian Development Bank (“ADB”)	1.87		1,201,764		3,609,587
International Bank for Reconstruction and Development (“IBRD”)	2.19		4,671,618		5,669,560
The Japan Bank for International Cooperation (“JBIC”)	0.86		177,385		229,034
The Bank of Korea	1.46		72,673		156,088
Others	0.86 – 2.77		7,570,175		7,735,910

			13,721,155		17,434,860

Other borrowings
Bonds sold under repurchase agreements	—		3,399,914		2,333,885
Notes sold	—		4,793		2,504
Call money	—		1,051,586		322,939

			4,456,293		2,659,328

		(Won)	22,503,555	(Won)	24,459,085

The repayment of (Won)254,951 million included in the borrowings above are guaranteed by the Korean Government.

The Bank entered into an agreement with the Japan Bank for International Cooperation (“JBIC”) relating to the borrowings amounting to (Won)253,108 million to be used for designated purposes. As of December 31, 2003, the Bank has local loans denominated in foreign currency and foreign currency loans amounting (Won)231,702 million and (Won)21,406 million, respectively, relating to this borrowing.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

The maturities of borrowings in local and foreign currency as of December 31, 2003 are as follows:

(in millions of Korean Won)
Maturing on or before	Borrowings in local currency		Borrowings in foreign currency		Total
Mar. 31, 2004	(Won)	203,801	(Won)	4,102,312	(Won)	4,306,113
Jun. 30, 2004		99,311		1,529,220		1,628,531
Dec. 31, 2004		327,510		1,330,717		1,658,227
Dec. 31, 2005		557,289		2,381,317		2,938,606
Dec. 31, 2006		593,248		938,128		1,531,376
Dec. 31, 2007		540,241		613,902		1,154,143
Dec. 31, 2008		488,709		550,322		1,039,031
Thereafter		1,515,998		2,275,237		3,791,235

	(Won)	4,326,107	(Won)	13,721,155	(Won)	18,047,262

The subordinated debt included in borrowings as of December 31, 2003 and 2002 comprises the following:

(in millions of Korean Won)	Annual interest rate (%)
Type	December 31, 2003	2003		2002		Condition of Borrowings
Government fund	4.24	(Won)	1,923,090	(Won)	2,191,846	Installment reimbursement
Agency for International Development relending facilities	2.00		236		304	Installment reimbursement
Asian Development Bank relending facilities	1.87		1,201,764		3,609,587	Lump-sum reimbursement
International Bank for Reconstruction and Development relending facilities	2.19		4,671,618		5,669,560	Installment reimbursement

		(Won)	7,796,708	(Won)	11,471,297

10. Industrial Finance Bonds

Industrial finance bonds (“IFB”) as of December 31, 2003 and 2002 are as follows:

	Annual interest rate (%)
(in millions of Korean Won)	December 31, 2003	2003		2002
IFB in local currency	6.3	(Won)	25,217,631	(Won)	24,352,837
IFB in foreign currency	1.64		10,099,605		8,066,690
Offshore IFB in foreign currency	2.07		1,591,519		1,216,557

			36,908,755		33,636,084

Premiums on IFB			19,591		16,396
Discounts on IFB			(52,403)		(52,460)

		(Won)	36,875,943	(Won)	33,600,020

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Under the Korea Development Bank Act, the Bank has the authority to issue industrial finance bonds. The amount of issued bonds and guarantees outstanding by the Bank is limited to 30 times the amount of paid-in capital and legal reserve. Bonds purchased or guaranteed by the Korean Government are not included in the limit. When existing bonds are refinanced or guarantees are executed, the limit is temporarily not applied. The amount of issued bonds guaranteed by the Korean Government as of December 31, 2003 and 2002 amounted to (Won)792 million and (Won)4,000 million, respectively.

The Bank acquired industrial finance bonds amounting to (Won)261,902 million and (Won)277,471 million as of December 31, 2003 and 2002, respectively. The treasury bonds are deducted from industrial finance bonds.

The maturities of IFB as of December 31, 2003 are as follows:

(in millions of Korean Won)
Maturing on or before	IFB in local currency		IFB in foreign currency		Offshore IFB in foreign currency		Total
Mar. 31, 2004	(Won)	3,049,836	(Won)	557,496	(Won)	95,094	(Won)	3,702,426
Jun. 30, 2004		4,577,432		716,762		539,010		5,833,204
Dec. 31, 2004		4,946,544		1,005,781		76		5,952,401
Dec. 31, 2005		6,909,667		761,375		51		7,671,093
Dec. 31, 2006		4,299,274		2,929,911		907,935		8,137,120
Dec. 31, 2007		293,241		1,104,130		47,380		1,444,751
Dec. 31, 2008		608,117		1,386,220		—		1,994,337
Thereafter		526,480		1,614,131		—		2,140,611

	(Won)	25,210,591	(Won)	10,075,806	(Won)	1,589,546	(Won)	36,875,943

11. Other Liabilities

Other liabilities as of December 31, 2003 and 2002 comprise the following:

(in millions of Korean Won)	2003		2002
Other accounts payable	(Won)	8,512,392	(Won)	1,804,464
Accrued expenses		831,119		909,732
Advanced income		73,500		168,004
Guarantee deposits		50,785		29,500
Advances received on IFB		15,108		14,476
Provisions for possible other losses		235,847		208,358
Trust account debit		332,834		249,677
Others		277,337		151,011

	(Won)	10,328,922	(Won)	3,535,222

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

12. Guarantees Outstanding and Commitments

The Bank provides guarantees for its customers. Guarantees outstanding and the related provision for possible losses as of December 31, 2003 and 2002 are as follows:

	Guarantees amount				Provision for possible losses
(in millions of Korean Won)	2003		2002		2003		2002
Acceptances	(Won)	727,285	(Won)	1,135,796	(Won)	3,265	(Won)	237
Guarantees on local borrowings		654,780		930,529		—		684
Guarantees on indebtedness in foreign currency		8,253,904		3,435,820		1,429		62,286
Letters of guarantee for importers		39,350		37,836		64		16

	(Won)	9,675,319	(Won)	5,539,981	(Won)	4,758	(Won)	63,223

The unsettled guarantees and commitments provided by the Bank as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Unsettled guarantees
Local letters of credit issuance	(Won)	27,016	(Won)	10,224
Foreign letters of credit issuance		1,756,531		1,463,845
Others		639,516		760,562

		2,423,063		2,234,631

Commitments
For loans in local currency		7,813,675		7,078,917
For loans in foreign currency		1,225,228		689,436

		9,038,903		7,768,353

Bonds sold under repurchase agreements		1,290,895		354,728

	(Won)	12,752,861	(Won)	10,357,712

13. Commitments and Contingencies

The Bank has entered into agreements to provide certain syndicated loans with foreign banks. The total amounts available under such loans are US$108,050 thousand (equivalent to (Won)129,419 million), of which US$66,852 thousand (equivalent to (Won)80,076 million) have not been withdrawn by borrowers as of December 31, 2003.

During 1998, the Bank sold with recourse (Won)3,084,141 million of non-performing loans classified as substandard or below to the Korea Asset Management Corporation for proceeds amounting to (Won)1,339,629 million. The resulting loss of (Won)1,744,512 million was recorded as a loss on disposal of loans during 1998. As of December 31, 2003, the unsettled amount of such loans amounted to (Won)245,325 million, and the provision for possible losses from the disposal of unsettled loans recorded as other liabilities amounted to (Won)83,652 million.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Loans sold off to KDB First Securitization Specialty Co., Ltd. and others in accordance with the asset securitization plan as of December 31, 2003 are as follows:

(in millions of Korean Won)	Disposal date	Book value		Selling price		Retained subordinated debt securities		Collateral (*)
KDB First SPC	June 8, 2000	(Won)	950,627	(Won)	600,000	(Won)	201,800	(Won)	120,000
KDB Second SPC	November 8, 2000		914,764		423,600		143,600		80,000
KDB Third SPC	September 20, 2001		1,793,546		949,900		349,900		185,000
KDB Fifth SPC	December 13, 2001		765,358		528,400		238,400		100,000

		(Won)	4,424,295	(Won)	2,501,900	(Won)	933,700	(Won)	485,000

(*)	Investment securities are provided as collateral (Note 4).

According to the contracts on asset transfers stipulating warranty for the assets above, the Bank has a responsibility of warranty up to 30 percent of the proceeds when the principal or a part of the interest is not repaid at the expected due date of the cash flows payment schedule.

The Bank has provided credit lines to several securitization specialty companies amounting to (Won)9,038,903 million, of which (Won)48,686 million was withdrawn as of December 31, 2003.

The Bank still has the valid legal right to seek indemnity for a part of loan receivables written off as of December 31, 2003 in the amount of (Won)1,394,000 million.

One of the Bank’s corporate debtors, LG Card Co., Ltd., has been in financial difficulty, and the Bank agreed to support this cash-strapped company during the creditors’ meetings. In accordance with a resolution during the first creditors’ meeting on November 24, 2003, the Bank provided a loan to LG Card Co., Ltd. in the amount of (Won)287,800 million. During the second creditors’ meeting held on January 9, 2004, the Bank agreed on a debt-to-equity swap of (Won)205,900 million, an additional loan of (Won)567,400 million, and the extension of loan repayments due during 2004. As of December 31, 2003, the Bank has loans, corporate bonds, and commercial papers in connection with LG Card Co., Ltd., amounting to (Won)341,717 million, (Won)215,545 million, and (Won)10,000 million, respectively. The Bank might incur a potential loss in relation to its loan receivables from LG Card Co., Ltd., depending upon whether LG Card Co., Ltd. can successfully implement its corporate restructuring plan, including the debt rescheduling, and effectively utilize the newly injected capital.

The Bank provided loans amounting to (Won)2,125,968 million and securities amounting to (Won)799,387 million as of December 31, 2003 for companies under workout, court receivership, court mediation and other restructuring process. The Bank provided (Won)714,143 million for provisions for possible loan losses and (Won)15,681 million for present value discount with regard to the above loans and securities. Actual results of the credit loss from the loans to the customers may differ from the provisions reserved.

In common with certain other Asia countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Bank may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Bank. Actual results may differ materially from management’s current assessment.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

14. Derivative Financial Instruments and the Related Contracts

The Bank utilizes derivative financial instruments to hedge against financial market risks or for trading purposes.

In case of trading purposes, the Bank uses futures and forward contracts, swaps, and options, in order to gain a profit from short-term fluctuations of the underlying value of the derivatives, by forecasting the future interest rate, exchange rate or other variables affecting the value of the instruments. Furthermore, the Bank also trades the instruments to hedge against the derivative financial instruments purchased by the Bank’s customers.

Additionally, the trading derivatives include the derivatives used to hedge the exchange rate of the Bank’s foreign currency assets and liabilities and interest rate of the Bank’s loans and borrowings, of which the underlying assets and liabilities are already valued at fair market value in accordance with the accounting principles generally accepted in the Republic of Korea or the position hedging transactions in which derivative instruments are not specifically identified to the underlying transactions.

The hedging instruments generally include the cross currency swaps and/or interest rate swaps used to hedge the borrowings and bonds denominated in foreign currency from the exchange rate and/or the interest rate risks. Those hedging transactions are made with foreign financial institutions and domestic banks. The hedging instruments also include the interest swaps used to reduce interest rate risks of the Industrial Finance Bonds issued in Won.

The unsettled contract amount of the Bank’s derivatives and the related valuation gain (loss) are as follows:

	Unsettled contract amount						Valuation gain/loss(I/S)
(in millions of Korean Won)	Total		Trading purpose		Hedging purpose		Total		Trading purpose		Hedging purpose		Valuation gain/loss(B/S)
Interest rate
Forward	(Won)	629,120	(Won)	—	(Won)	629,120	(Won)	441	(Won)	—	(Won)	441	(Won)	441
Futures		6,931,184		—		6,931,184		1,618		—		1,618		—
Swap		47,530,586		257,527		47,273,059		(117,779)		(11,493)		(106,286)		182,280
Options
Buy		871,538		—		871,538		5,434		—		5,434		18,160
Sell		846,538		—		846,538		(1,708)		—		(1,708)		(16,532)

		56,808,966		257,527		56,551,439		(111,994)		(11,493)		(100,501)		184,349

Currency
Forward		45,217,491		—		45,217,491		14,782		—		14,782		(9,485)
Futures		81,450		—		81,450		—		—		—		—
Swap		16,254,877		1,262,136		14,992,741		(63,569)		112,395		(175,964)		(38,351)
Options
Buy		1,099,461		—		1,099,461		21,534		—		21,534		26,027
Sell		1,114,433		—		1,114,433		(11,178)		—		(11,178)		(26,084)

		63,767,712		1,262,136		62,505,576		(38,431)		112,395		(150,826)		(47,893)

Stock price index
Futures		2,658		—		2,658		(91)		—		(91)		—
Options
Buy		86,077		—		86,077		5,323		—		5,323		12,423
Sell		219,181		—		219,181		(4,428)		—		(4,428)		(14,818)

		307,916		—		307,916		804		—		804		(2,395)

	(Won)	120,884,594	(Won)	1,519,663	(Won)	119,364,931	(Won)	(149,621)	(Won)	100,902	(Won)	(250,523)	(Won)	134,061

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

15. Equity

Paid-in Capital

The Korean government shall provide the entire paid-in capital of the Bank in accordance with the applicable law. The authorized paid-in capital amounts to (Won)10,000,000 million as of December 31, 2003. The Bank increased and decreased its paid-in capital several times, including a (Won)3,000,000 million investment in kind by 127,086,334 shares of Korea Electric Power Corporation valued at (Won)23,606 per share on June 20, 2001, (Won)50,000 million cash injection on December 29, 2001, and the raising of (Won)80,000 million on August 13, 2003. The total paid-in capital of the Bank as of December 31, 2003 is (Won)7,241,861 million.

Capital Surplus

In accordance with a resolution of the Board of Directors, the Bank decreased its paid-in capital used to offset accumulated deficit, and the capital surplus of the Bank as of December 31, 2003 are as follows:

(in millions of Korean Won)
Resolution of Board of Directors	Decrease in paid-in capital		Offsetted accumulated deficit		Capital surplus
October 27, 1998	(Won)	4,218,800	(Won)	4,184,046	(Won)	34,754
November 22, 2000		959,800		950,181		9,619

	(Won)	5,178,600	(Won)	5,134,227	(Won)	44,373

Legal Reserve

The Korea Development Bank Act requires the Bank to appropriate net income as a legal reserve. This reserve can be transferred to paid-in capital or used to offset accumulated deficit.

Changes in Retained Earnings

The following are the effects from changes in capital surplus in accordance with Statement of Korean Financial Accounting Standard No. 8:

(in millions of Korean Won)
Fair valuation of the beginning balance of securities	(Won)	(140,282)
Decrease due to changes in capital surplus of subsidiaries		(27,424)

	(Won)	(167,706)

The changes in valuation gain (loss) from investment securities for the years ended December 31, 2003 and 2002 are presented as follows:

	2003						2002
(in millions of Korean Won)	Available-for- sale securities		Securities under the equity method		Total		Total
Beginning balance	(Won)	(519,117)	(Won)	(40,614)	(Won)	(559,731)	(Won)	(382,217)
Increase (decrease) due to disposals and others		250,461		(27,604)		222,857		(67,815)
Valuation gain (loss) during the current year		189,166		(28,912)		160,254		(109,700)

Ending balance	(Won)	(79,490)	(Won)	(97,130)	(Won)	(176,620)	(Won)	(559,732)

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Offsetting of Accumulated Deficit

In accordance with the Korea Development Bank Act, the Bank offsets accumulated deficit with reserves. If reserves are insufficient to eliminate the accumulated deficit, the Korean Government should complement the deficiency.

16. Other Non-Interest Revenue (Expenses)

Other non-interest revenue (expenses) for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Other non-interest revenue
Gain on foreign currency transactions	(Won)	948,415	(Won)	322,392
Reversal of provision for possible losses on guarantees outstanding		58,465		76,850
Gain on valuation of hedged items		298,151		253,781
Others		142,864		32,552

	(Won)	1,447,895	(Won)	685,575

Other non-interest expenses
Loss on foreign currency transactions	(Won)	460,476	(Won)	450,549
Education tax		25,185		24,201
Deposit insurance expenses		9,789		3,918
Donations		30,454		34,818
Loss on valuation of hedged items		491,992		271,995
Others		131,735		114,808

	(Won)	1,149,631	(Won)	900,289

17. General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Salaries	(Won)	153,904	(Won)	126,515
Retirement allowance		16,822		15,503
Employee benefits		12,472		21,624
Rent		7,273		6,685
Depreciation		21,740		20,985
Taxes and dues		11,474		11,484
Printing		3,748		3,381
Travel		2,930		3,141
Commission		9,085		8,726
Others		55,595		48,099

	(Won)	295,043	(Won)	266,143

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

18. Non-Operating Income (Expenses)

Non-operating income (expenses) for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Non-operating income
Gain on disposal of premises and equipment	(Won)	712	(Won)	200
Rental income		1,139		1,070
Gain on disposal of loans		55,766		57,555
Gain from investment securities		1,188,828		1,191,817
Others		3,486		13,829

		1,249,931		1,264,471

Non-operating expenses
Loss on disposal of premises and equipment		2,035		7,780
Loss on disposal of loans		36,270		50,348
Loss from investment securities		466,576		466,283
Others		50,733		9,089

		555,614		533,500

	(Won)	694,317	(Won)	730,971

19. Average Amounts of Assets and Liabilities Related to Interest Income and Expenses

Interest income or interest expenses and related average amounts of assets or liabilities as of and for the years ended 2003 and 2002 are as follows:

	2003				2002
(in millions of Korean Won)	Average amounts		Interest income or expenses		Average amounts		Interest income or expenses
Assets
Due from banks	(Won)	1,768,960	(Won)	30,120	(Won)	2,321,166	(Won)	62,560
Securities		12,771,978		664,469		12,392,033		668,506
Loans		46,376,377		2,097,227		44,081,790		2,546,169
Others		—		29,581		—		34,280

			(Won)	2,821,397			(Won)	3,311,515

Liabilities
Deposits	(Won)	9,096,637	(Won)	362,691	(Won)	8,900,359	(Won)	404,641
Borrowings		23,744,697		540,164		20,630,046		671,158
Bonds		35,888,145		1,765,122		36,054,817		2,047,937
Others		—		16,817		—		55,244

			(Won)	2,684,794			(Won)	3,178,980

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

20. Income Tax Expense

Income tax expense for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Income taxes payable (special additional tax)	(Won)	—	(Won)	—
Deferred income taxes (*)		7,244		—
Income taxes for overseas branches		280		2,063

	(Won)	7,524	(Won)	2,063

(*)	The amended tax rate, 27.5%, is applied to the tax effects from temporary differences expected to be realized after 2005.

The applicable statutory income tax rates for the years ended December 31, 2003 and 2002 are approximately 29.7 percent, including resident surcharges. However, due to the net operating loss carry-over, the Bank has no corporate tax to be paid for the years ended December 31, 2003 and 2002.

The tax effect of major tax adjustments for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Income before income tax expense	(Won)	174,403	(Won)	185,935
Computed income tax at the expected statutory rate		51,798		55,223

Tax effect from temporary differences
Provision for possible loan losses		(35,678)		(67,259)
Provision for severance benefits		(753)		(790)
Loss on settlement of non-performing loans disposed		(37,038)		(5,594)
Loss on investments using the equity method		(205,035)		(299,241)
Write-off of loans		(115,937)		308,242
Provision for guarantees outstanding		(17,364)		(22,607)
Impairment loss on investment securities		103,234		51,864
Present value discount		(51,689)		7,092
Gain on valuation of trading securities		3,582		—
Others		342,482		299,027

		(14,196)		270,734

Tax effect from permanent differences
Dividends received		(3,864)		(12,928)
Others		2,838		(38,141)

		(1,026)		(51,069)

Tax effect of taxable income		36,576		274,888
Tax effect of operating loss carry-forward		36,576		274,888
Special value added tax		—		—

Income taxes payable	(Won)	—	(Won)	—

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

Changes in temporary differences for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	Beginning balance		Decrease		Increase		Ending balance
Accrued severance benefits	(Won)	5,605	(Won)	2,534	(Won)	—	(Won)	3,071
Acquisition of shares of stock resulting from the transfer of capital surplus to common stock		92,667		—		—		92,667
Loss on valuation of investment securities		11,612		—		—		11,612
Gain on valuation of trading securities		(160,546)		(15,213)		(3,154)		(148,487)
Impairment loss on investment equity securities		788,510		7,012		367,840		1,149,338
Impairment loss on investment debt securities		445,956		28,038		14,800		432,718
Present value discount		215,377		174,037		—		41,340
Provision for guarantees outstanding		63,223		63,223		4,758		4,758
Loss on investment valuation by the equity method		(1,168,487)		(1,168,487)		(1,858,841)		(1,858,841)
Provision for possible loan losses		471,144		471,144		351,015		351,015
Loss on settlement of non-performing loans disposed		208,358		208,358		83,652		83,652
Write-off of loans		1,772,698		390,361		—		1,382,337
Others		731,583		444,540		1,597,678		1,884,721

		3,477,700		605,547		557,748		3,429,901
Operating loss carry-forward		2,741,320		1,205,264		—		1,536,056

	(Won)	6,219,020	(Won)	1,810,811	(Won)	557,748	(Won)	4,965,957

Future tax benefits	(Won)	1,847,049	(Won)	537,811	(Won)	165,651	(Won)	1,474,889

Considering the future deductibility of accumulated deficit and temporary differences from future taxable income, the Bank recorded deferred income tax assets amounting to (Won)139,039 million and (Won)146,834 million out of the total future tax benefits of (Won)1,474,889 million as of December 31, 2003 and (Won)1,847,049 million as of December 31, 2002, respectively.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

21. Assets and Liabilities Denominated in Foreign Currencies

Significant assets and liabilities denominated in foreign currencies as of December 31, 2003 and 2002 are as follows:

(in millions of Korean Won, thousands of USD)	Foreign currency (*)				Equivalent in Korean Won
	2003		2002		2003		2002
Assets
Cash	US$	2,371	US$	1,540	(Won)	2,841	(Won)	1,849
Due from banks		1,153,983		1,369,083		1,382,241		1,643,448
Trading securities		397,376		323,884		475,977		388,790
Investment securities (available-for-sale)		1,882,216		—		2,254,517		—
Investment securities (held-to-maturity)		623,910		—		747,321		—
Investment securities using the equity method		113,198		—		135,588		—
Investment securities		—		2,754,118		—		3,306,043
Bills bought		1,625,233		2,536,782		1,946,704		3,045,154
Call loans		1,751,100		540,318		2,097,468		648,598
Loans		13,254,765		13,427,626		15,872,758		16,118,522
Domestic import usance bills		2,649,750		2,793,102		3,173,871		3,352,839
Receivables		21,162		1,134,060		25,348		1,361,326
Other assets		4,912,400		1,590,630		5,884,072		1,909,392

	US$	28,387,464	US$	26,471,143	(Won)	33,998,706	(Won)	31,775,961

Liabilities
Deposits	US$	1,170,178	US$	536,105	(Won)	1,401,639	(Won)	643,540
Borrowings		11,388,400		14,524,208		13,721,155		17,434,860
Bonds sold under repurchase agreements		569,557		589,872		682,216		708,082
Call money		157,443		269,026		188,586		322,939
Bonds in foreign currency		9,738,981		7,714,125		11,665,352		9,260,036
Others		4,766,315		1,746,748		5,709,092		2,096,795

	US$	27,790,874	US$	25,380,084	(Won)	33,368,040	(Won)	30,466,252

(*)	Assets or liabilities denominated in foreign currencies other than in U.S. Dollars have been converted into U.S. Dollars by using the exchange rate in effect on December 31, 2003.

THE KOREA DEVELOPMENT BANK

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2003 and 2002

22. Related Party Transactions

There is no difference in the loan policy that the Bank applies to related parties and third parties. The following table presents the balances of major loans to the related parties, including payment guarantees, as of December 31, 2003 and 2002, subject to the consolidation:

	Loans
(in millions of Korean Won)	2003		2002
The KDB Capital Corp.	(Won)	167,714	(Won)	325,583
KDB Asia (HK) Ltd.		23,956		24,008
Daewoo Shipbuilding & Marine Engineering Co., Ltd.		1,309,081		480,951
Daewoo Securities Co., Ltd.		200,000		200,000
Pan Ocean Shipping Co., Ltd.		115,538		180,319
KDB Bank (Hungary) Ltd.		11,978		12,004

	(Won)	1,828,267	(Won)	1,222,865

23. Operating Results of Trust Accounts

The income statements of the Trust Accounts for the years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Revenue
Interest income	(Won)	210,874	(Won)	188,388
Gain from securities		275,658		51,020
Others		23,911		22,437

	(Won)	510,443	(Won)	261,845

Expenses
Dividends of trust profits to beneficiaries	(Won)	373,390	(Won)	104,408
Commissions paid		507		231
Loss from securities		76,150		104,025
Trust fee to the Bank		27,703		23,871
Provisions for possible loan losses		22,397		9,196
Others		10,296		20,114

	(Won)	510,443	(Won)	261,845

24. Supplemental Cash Flow Information

Transactions not involving an inflow or outflow of cash for years ended December 31, 2003 and 2002 are as follows:

(in millions of Korean Won)	2003		2002
Loans converted to equity securities	(Won)	682,477	(Won)	775,051

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic’s population of approximately 48 million has a literacy rate of approximately 98%. The country’s largest city and capital, Seoul, has a population of about 11 million people.

Political History

Dr. Rhee Syngman, who was elected president in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun. Responding to public demonstrations in 1987, the legislature revised the Constitution to permit direct election of the President. In December 1987, Roh Tae Woo won the Presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh began his term on February 25, 2003. The Roh administration has announced that its key policy priorities will include:

•	pursuing a flexible macroeconomic policy mix to ensure stable economic growth through balanced growth in domestic demand and exports;

•	nurturing emerging industries, encouraging research and development, and improving logistical infrastructure to maximize economic growth potential;

•	expanding the economic participation of women and the elderly, while establishing a sustainable social welfare system that is consistent with recent socio-economic progress;

•	continuing structural reforms that will result in a transparent, market-driven economy;

•	continuing with inter-Korean cooperation; and

•	continuing with efforts to resolve the North Korea nuclear issue peacefully through various diplomatic channels.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken; failing to do so automatically invalidates the emergency measures.

The National Assembly exercises the country’s legislative power. The Constitution provides for the direct election of about 81% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than 5 seats in the direct election and receiving over 3% of the popular vote. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the other Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years; all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises nine provinces and seven cities with provincial status: Seoul, Busan, Daegu, Inchon, Gwangju, Daejon and Ulsan. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Organizations

The 17th legislative general election was held on April 15, 2004 to elect 299 National Assembly members and Uri Party, which is the current ruling party, gained a majority in the National Assembly. Currently, there are two main political parties, Uri Party (“UP”) and the Grand National Party (“GNP”).

As of May 17, 2004, the parties controlled the following number of seats in the National Assembly:

	UP	GNP	Others	Total
Number of Seats	152	121	26	299

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War of 1950-1953 began with the invasion of the Republic by communist forces from North Korea and, following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel.

North Korea maintains a regular military force estimated at more than 1,000,000 troops, mostly concentrated near the northern border of the demilitarized zone. The Republic’s military forces, composed of approximately 690,000 regular troops and almost 3.1 million reserves, maintain a state of military preparedness along the southern border of the demilitarized zone. The United States currently maintains approximately 37,000 troops in the Republic.

Over the last few years, relations between the Republic and North Korea have generally improved, despite occasional difficult periods, such as the June 1999 and June 2002 incidents during which several North Korean naval ships intruded on the northern boundary of the Republic’s territorial waters, resulting in a series of hostile naval clashes, and the recent events relating to North Korea’s nuclear program discussed below. The Government believes that the general improvement in relations between the Republic and North Korea in the last several years has stemmed from expectations of increased economic cooperation. Trade between the two Koreas, which totaled US$287 million in 1995, increased to US$403 million in 2001. In November 1998, the Hyundai Group began operating tours for South Koreans to visit the Mount Kumgang region of North Korea after reaching an agreement for such tours with the North Korean government. In June 2000, then-President Kim Dae Jung met with North Korea’s leader Kim Jong-Il in Pyongyang, North Korea. This was the first summit meeting between the leaders of the Republic and North Korea since the nation was divided in 1945. After four rounds of discussions, the summit meeting resulted in the joint announcement by then-President Kim Dae Jung and North Korea’s leader Kim Jong-Il that the two nations had reached an accord to promote: (1) the autonomous pursuit of unification; (2) the reunion of separated families; (3) the promotion of economic cooperation and exchange in various fields; and (4) the continuation of dialogue to implement the accord. Since the summit, thirteen rounds of ministerial talks have been held through February 2004.

In recent months, however, the level of tension between the two Koreas, as well as between North Korea and the United States, has increased. In response to North Korea’s admission to the maintenance of a nuclear weapons program in breach of the peace accord executed in October 1994, the United States, Japan, the Republic and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea’s nuclear weapons program. Following the suspension of oil shipments, North Korea removed seals and surveillance equipment from its Yongbyon nuclear power plant and evicted nuclear inspectors from the United Nations International Atomic Energy Agency (the “IAEA”) in December 2002. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, refusing to abandon its nuclear power and arms program unless the United States were to execute a non-aggression pact. Media reports have stated that North Korea has reactivated a reactor at its main nuclear complex, the Yongbyon nuclear power plant. In February 2003, the IAEA referred the nuclear issue to the United Nations Security Council. In an effort to secure a peaceful negotiated resolution to these events, the two Koreas continue to hold ministerial talks. In April 2003, the United States, North Korea and China held tripartite discussions in an effort to resolve issues relating to North Korea’s nuclear weapons program, during which North Korea reportedly admitted that it had already successfully developed nuclear weapons. Although both President Roh of the Republic and President Bush of the United States have pledged their support in principle to a peaceful resolution of the situation, there can be no assurance that the level of tension will not escalate and that such escalation will not have a material adverse impact on the Republic’s economy or its ability to obtain future funding. In August 2003, the representatives of the Republic, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated a further round of negotiations may take place in the future. In February 2004, six party talks resumed in Beijing, China. Again, the talks concluded without resolution, but the six sides promised to push ahead the peace forum, agreeing in principle to hold the third round of talks in Beijing no later than the end of the second quarter 2004 and to set up a working group in preparation for the plenary meeting.

Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners after the United States.

The Republic belongs to a number of supranational organizations, including:

•	the International Monetary Fund (the “IMF”);

•	the World Bank;

•	the Asian Development Bank (the “ADB”);

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements; and

•	the World Trade Organization (the “WTO”).

In September 1991, the Republic and North Korea became members of the United Nations. During the 1996 and 1997 sessions, the Republic served as a non-permanent member of the United Nations Security Council.

In March 1995, the Republic applied for admission to the Organization for Economic Cooperation and Development (“OECD”), which the Republic officially joined as the twenty-ninth regular member in December 1996.

The Economy

Economic Developments since 1997

In 1997 and 1998, a number of developments described below adversely affected the Korean economy. Korean companies, including the conglomerates known as “chaebols” that dominate the Korean economy, banks and other financial institutions struggled financially, and a significant number of them failed. Factors that contributed to the financial difficulties included excessive investment by Korean companies and high levels of debt, including debt denominated in foreign currencies, incurred by Korean companies. The economic difficulties of certain Southeast Asian countries beginning in 1997 also contributed to Korea’s problems. During this period, the Republic experienced significant depreciation of the Won, increases in interest rates, volatile stock prices, as well as reductions in its foreign currency reserves and reduced liquidity in the economy. Reflecting these factors, in 1998, GDP contracted by 6.9% at constant market prices, the inflation rate rose to 7.5% from 4.4% in 1997 and the unemployment rate rose to 7.0% from 2.6% in 1997.

However, the Korean economy recovered after 1998 and achieved an increase in GDP of 9.5% in 1999 at constant market prices. In addition, the Republic recorded a trade surplus of US$23.9 billion in 1999 as the Republic’s economic recovery led to a 28.4% increase in imports and a 8.6% increase in exports. The Republic recorded GDP growth of 8.5% and a trade surplus of US$11.8 billion in 2000, GDP growth of 3.8% and a trade surplus of US$9.3 billion in 2001 and GDP growth of 7.0% and a trade surplus of US$10.3 billion in 2002. At the same time, inflation has been managed at relatively low levels of 0.8% in 1999, 2.3% in 2000, 4.1% in 2001 and 2.7% in 2002. Moreover, the unemployment rate has continued to decrease in each year since 1998, to 6.3% in 1999, 4.1% in 2000, 3.8% in 2001 and 3.1% in 2002. Based on preliminary data, the Republic’s GDP grew approximately 3.1% in 2003. The Republic recorded a trade surplus of US$15.0 billion in 2003. In 2003, the inflation rate was 3.6% and the unemployment rate was 3.4%. Based on preliminary data, in the first quarter of 2004, the Republic’s GDP grew approximately 5.3%, the Republic recorded a trade surplus of US$6.7 billion, the inflation rate was 4.4% and the unemployment rate was 3.8%.

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	1997		1998		1999		2000		2001		2002		2003
	(In billions of dollars and trillions of won, except percentages)
GDP Growth(1)		4.7%		(6.9)%		9.5%		8.5%		3.8%		7.0%		3.1	%(2)
Inflation		4.4%		7.5%		0.8%		2.3%		4.1%		2.7%		3.6%
Unemployment(3)		2.6%		7.0%		6.3%		4.1%		3.8%		3.1%		3.4%
Trade Surplus		$(8.5)		$39.0		$23.9		$11.8		$9.3		$10.3		$15.0
Foreign Currency Reserves		$20.4		$52.0		$74.1		$96.2		$102.8		$121.4		$155.4	(2)
External Liabilities		$159.2		$148.7		$137.1		$131.7		$118.8		$131.0		N/A	(4)
Fiscal Balance	(Won)	(7.0)	(Won)	(18.8)	(Won)	(13.1)	(Won)	6.5	(Won)	7.3	(Won)	22.7	(Won)	8.1	(2)

(1)	At constant market prices.
(2)	Preliminary.
(3)	Average for year.
(4)	Not available.

Source: Monthly Bulletin, March 2004; The Bank of Korea.

The Republic’s economic and financial difficulties in 1997 and 1998 and its subsequent recovery are described in more detail below.

Financial Condition of Korean Companies

Beginning in early 1997, a significant number of Korean companies, including member companies of chaebol groups, experienced financial difficulties due to excessive investment in some industries, weak export prices and high levels of debt and foreign currency exposure. In addition, the widespread practice of cross guarantees among member companies of chaebols meant that the difficulties of financially weaker companies threatened the financially stronger companies as well. The reluctance and reduced ability of banks to renew or extend additional credit exacerbated these problems.

Beginning in early 1997, a number of Korean companies failed, including companies in the Hanbo Group, the Sammi Group, the Kia Group, the Jinro Group, the Dainong Group, the Ssang Bang Wool Group, the New Core Group, the Tae-il Precision Group and the Halla Group. The series of major corporate failures in 1997 and 1998 contributed to increases in the Republic’s unemployment rate, which rose to 8.5% as of January 31, 1999, but decreased to 3.1% as of December 31, 2002 due in large part to the Republic’s economic recovery during the period. In 2003, the unemployment rate was 3.4%. Based on preliminary data, in the first quarter of 2004, the unemployment rate was 3.8%.

In August 1999, Korean creditor financial institutions of the Daewoo Group agreed to enter into voluntary workout programs for twelve companies of the Daewoo Group. By the end of March 2000, these creditors approved the workout programs, which included spin-offs of certain Daewoo Group companies, debt-for-equity swaps, deferrals of principal and interest payments, reduction of interest rates and provision of new credits by existing creditors. In addition, by March 2000, The Korea Asset Management Corporation (“KAMCO”) reached an agreement in principle with foreign creditor financial institutions of certain Daewoo Group companies to purchase the creditors’ claims. An offer to purchase the claims of foreign creditors was commenced in May 2000, and approximately US$3.9 billion, or over 90% of eligible claims, was purchased by KAMCO by October 2000. By December 2000, Daewoo Corporation and Daewoo Heavy Industries Ltd. spun off their respective operations to newly established operating companies pursuant to their workout programs. By December 2002, nine Daewoo Group companies, including Daewoo Engineering & Construction Co., Ltd. and Daewoo International Corporation, which were spun-off from Daewoo Corporation and Daewoo Shipbuilding & Marine Engineering Co., Ltd., respectively, and Daewoo Heavy Industries & Machinery, Ltd., which was spun-off from Daewoo Heavy Industries, exited from their respective workout programs. Daewoo Corporation and Daewoo Heavy Industries are currently in the process of liquidation. The workout programs for the remaining four Daewoo Group companies are ongoing. Further, Daewoo Motor Co., Ltd., Korea’s second-largest automobile manufacturer, went under court receivership in November 2000 after it failed to obtain additional loans from its main creditor banks and defaulted on its short-term payment of obligations. As the key element of the restructuring of Daewoo Motor, GM-Daewoo Auto and Technology (“GMDAT”) was established in August 2002 pursuant to a master agreement between General Motors Corporation (“GM”) and certain creditors of Daewoo Motor. In October 2002, GMDAT acquired certain assets of Daewoo Motor, and GMDAT commenced operation as a result of a final agreement reached by GM and the creditors. According to the master agreement, GM and GM’s affiliates ultimately will own 67% of GMDAT and the creditors will own the remaining 33%. Pursuant to an agreement between GM and the creditors, the creditors agreed to extend US$2 billion in additional loans to GMDAT, of which certain creditors, including Woori Bank, Chohung Bank, Korea Exchange Bank and us, have agreed to provide loans to GMDAT at market interest rates and trade finance facilities in the aggregate amount of US$1.25 billion, including US$750 million in loans from us.

In addition to the uncertainties surrounding the prospects of restructuring the Daewoo Group companies discussed above, the possibility of financial difficulties for other conglomerates as well as Korean financial institutions may negatively affect the Korean economy. For example, the Hyundai Group has reportedly been struggling with its indebtedness, reported to amount to approximately US$30 billion, and Hyundai Group’s Hyundai Engineering & Construction Co., Ltd. and Hynix Semiconductor Inc. (formerly known as Hyundai Electronics Industries Co., Ltd. and disaffiliated from Hyundai Group since June 2001) have been reported to be experiencing liquidity problems. In March, May and September 2001, creditor financial institutions of the Hyundai Group agreed to provide financial assistance by way of additional loans, extensions on maturities of various outstanding payment obligations, debt-for-equity swap transactions, guarantees of repayment obligations of overseas borrowings and injections of additional capital into the Hyundai Group companies. In addition, we established the “Fast Track Debenture Program” to support the corporate debenture market. Hyundai Engineering & Construction and Hynix Semiconductor were selected as companies to be included in this program, which commenced in January 2001 and ended in January 2002. Under this bond purchase program, selected companies became eligible to refinance through us up to 80% of the principal amount of their debentures maturing in 2001 through the issuance of new debentures to us at market interest rates. Despite a US$1.25 billion equity offering completed in June 2001, Hynix Semiconductor has been reported to continue to have financial difficulties. In October 2001, creditor financial institutions of Hynix Semiconductor decided to subject it to the Corporate Restructuring Promotion Act, which became effective in September 2001. The Corporate Restructuring Promotion Act allows creditor financial institutions of a troubled company to freeze and reschedule its debts (including provision of new credits) upon a resolution by creditors representing at least 75% of the entire claims amount, as part of efforts to sustain its operations. In June 2002, the creditor financial institutions converted (Won)3.1 trillion in principal amount of Hynix Semiconductor convertible bonds into equity. As a result, the creditor financial institutions now control Hynix Semiconductor. The creditor financial institutions are reportedly considering a wide range of options with respect to Hynix Semiconductor. In November 2002, an agreement was signed among Hynix Semiconductor, Hyundai Display Technology, Inc. (a subsidiary of Hynix Semiconductor) and Beijing Orient Electronics Group with respect to the sale of Hyundai Display Technology’s TFT-LCD business for US$380 million. The creditor financial institutions of Hynix Semiconductor agreed to extend US$180 million in loans to Beijing Orient Electronics Group in connection with its acquisition of the TFT-LCD business. The extension of the loans and closing of the sale and purchase of the TFT-LCD business was completed in January 2003. In December 2002, the creditor financial institutions of Hynix Semiconductor approved a plan that includes a 21:1 reverse stock split followed by a (Won)1.9 trillion debt-for-equity swap and a rollover to the end of 2006 of (Won)3.0 trillion of Hynix Semiconductor’s debt. The plan subsequently was approved by Hynix Semiconductor’s board of directors in January 2003. The reverse stock split was consummated in March 2003 and the debt-for-equity swap was consummated in April 2003.

In March 2003, the principal creditor banks of SK Networks Co., Ltd., formerly known as SK Global Co., Ltd., commenced corporate restructuring proceedings against SK Networks after the company admitted that it had falsified its financial statements. The Korean financial markets have been adversely affected as a result. On October 27, 2003, SK Networks and its overseas subsidiaries completed the final major step in the restructuring of indebtedness of SK Networks and its overseas subsidiaries, including (i) the purchase of approximately $540 million of the $563 million of total indebtedness of its overseas subsidiaries held by non-Korean institutions (the “Foreign Exchange”); (ii) the purchase or inclusion in the restructuring plan of SK Networks under the Corporate Restructuring Promotion Act (“CRPA”) of all of the approximately $126 million of indebtedness of its overseas subsidiaries held by Korean institutions (the “Korean Exchange”); and (iii) the entering into of the CRPA Implementation Agreement in respect of the restructuring of the approximately $1.7 billion of indebtedness of SK Networks. The Foreign Exchange provided for the assignment to SK Networks of indebtedness of its subsidiaries held by the participating creditors in exchange for 43% of the principal amount in promissory notes and 5% of the principal amount in the form of bonds with warrants. Concurrent with the Foreign Exchange, all of the indebtedness of SK Networks and its overseas subsidiaries held by Korean financial institution creditors was resolved either through the Korean Exchange (on the same basic economic terms as the Foreign Exchange) or in accordance with the CRPA Implementation Agreement, entered into on October 27, 2003. Under the CRPA Implementation Agreement, all of the indebtedness of SK Networks held by the Korean financial institution creditors was converted into shares of common stock, redeemable preferred stock and mandatory convertible bonds of SK Networks. SK Corp., which is the parent company of SK Networks, also converted approximately $760 million of its claims against SK Networks into the shares of common stock of SK Networks in connection with the CRPA Implementation Agreement.

As of June 30, 2003, Hanaro Telecom, Inc., Korea’s second largest Internet broadband service provider, had (Won)1.7 trillion in outstanding debt, (Won)300 million of which was due to mature by the end of 2003. On October 21, 2003, shareholders of Hanaro Telecom voted to sell a 39.6% controlling interest in the company to a consortium of investors led by American International Group, Inc. (“AIG”) and Newbridge Capital, Inc. (“Newbridge Capital”) for approximately $1.1 billion. Hanaro Telecom received a payment of $1.1 billion on October 31, 2003.

Commencing in the second half of 2003, LG Card Co., Ltd., Korea’s largest credit card company in terms of both number of credit card holders and charge volume, has been experiencing significant liquidity problems. In November 2003, creditors of LG Card’s agreed to provide (Won)2 trillion (subsequently adjusted to (Won)1.59 trillion) in new loans to enable LG Card to resume cash operations. Certain of LG Card’s creditors also agreed to extend payments on existing debt for one year after the chairman of LG Group pledged his personal stake in LG Corp, the group holding company, as collateral. In December 2003, each of Woori Bank, Kookmin Bank and the National Agricultural Cooperative Federation agreed to lend (Won)100 billion to LG Card. These loans will be due in December 2005.

After the failure to auction LG Card to a buyer in December 2003, the principal creditors of LG Card tentatively agreed to a rescue plan in January 2004 in which we would acquire a 25% (subsequently adjusted to 26%) interest in LG Card and the other creditors would collectively acquire a 74% (subsequently adjusted to 73%) ownership interest following the completion of several debt-for-equity swaps contemplated in 2004. In addition, the creditors agreed to form a normalization steering committee for LG Card to oversee LG Card’s business operations. The extraordinary shareholders meeting was held in March 2004 to elect a new chief executive officer and directors nominated by the committee.

In February 2004, the creditors exchanged indebtedness of (Won)953.9 billion for shares constituting 54.8% of the outstanding share capital of LG Card. The creditors also plan to extend (Won)1.59 trillion of new loans to LG Card by the end of December 2004, which will subsequently be converted into equity. LG Group also provided an additional (Won)800 billion and (Won)395 billion to LG Card in February and March 2004, respectively (in addition to a (Won)200 billion capital contribution made in December 2003), and we provided (Won)125 billion in cash to LG Card in March 2004. In May 2004, LG Group completed a 43.5-to- 1 capital write-down, which resulted in its ownership interest in LG Card being reduced to less than 1%. Following the capital write-down, the creditors will exchange a further (Won)953.9 billion of indebtedness into equity of LG Card. Upon completion of the foregoing transactions, the creditors will hold a combined 99.3% stake in LG Card.

The Government and the private sector have worked together to implement major reforms in the corporate sector. As part of the corporate sector response to the financial crisis, all forms of mergers and acquisitions, including hostile takeovers, were liberalized in May 1998. The Government also required each of the 64 largest chaebol groups to agree upon capital structure improvement plans with its lead creditor banks in 1998. These plans specified annual debt to equity ratio targets for each chaebol, identified its core business area and established divestiture plans for companies outside its core business areas.

As a result, the average numbers of affiliates of chaebol groups decreased significantly since 1997 and the debt to equity ratio of listed companies, excluding financial institutions, improved significantly from 271.4% at the end of 1997 to 99.3% at the end of 2003. In addition, laws and regulations progressively limiting, and eventually eliminating, the provision of cross guarantees among chaebol affiliates were implemented.

Financial Condition of Korean Banks and Other Financial Institutions

The capital adequacy and liquidity of most Korean banks and other financial institutions have been adversely affected by the financial difficulties of corporate borrowers, high levels of short-term foreign currency borrowings from foreign financial institutions and the consideration of non-market oriented factors in making lending decisions.

The Government in late 1997 and 1998 ordered the closing of many of the worst affected financial institutions. In addition, the Government became the controlling shareholder of four large commercial banks, Seoul Bank, Korea First Bank, Woori Bank and Chohung Bank, by recapitalizing them. In December 1999, the Government sold a controlling interest in Korea First Bank to Newbridge Capital, and subsequently, the Government extended an invitation to domestic and foreign financial institutions to bid for and acquire Seoul Bank. The Government selected Hana Bank as the acquirer and the Hana Bank-Seoul Bank merger was consummated in December 2002. The newly merged entity formed the Republic’s third largest commercial bank in terms of total assets. In January 2003, Shinhan Financial Group Co., Ltd. was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the Government. In July 2003, the Government agreed to sell a controlling interest in Chohung Bank to Shinhan Financial Group and in August 2003, Shinhan Financial Group completed its acquisition of the Chohung Bank shares. In August 2003, Lone Star Funds, an investment firm based in the United States, agreed to buy a 51% stake in Korea Exchange Bank for approximately (Won)1.4 trillion. In October 2003, Lone Star Funds completed its (Won)1.07 trillion payment for new common shares of Korea Exchange Bank. Lone Star Funds paid an additional (Won)308.3 billion to acquire existing shares of Korea Exchange Bank held by each of Commerzbank, formerly Korea Exchange Bank’s largest shareholder, and the Export-Import Bank of Korea.

Further, to enhance the competitiveness of the Republic’s financial institutions, the Government passed a law in October 2000 permitting the establishment of financial holding companies. Pursuant to such legislation, the Government formed a financial holding company, of which the Government is currently the controlling shareholder and whose holdings include Woori Bank and several other Korean financial institutions. Korean banks have also pursued mergers and acquisitions. A merger between H&CB and Kookmin Bank was completed in October 2001, and the merged entity became the largest bank in the Republic in terms of total assets.

The Government estimates that, as of December 31, 2002, banks and non-bank financial institutions held non-performing assets (defined to include loans and other credits on which interest had not been paid for at least three months) totaling approximately (Won)31.8 trillion, compared to (Won)39.1 trillion as of December 31, 2001. By June 30, 2003, the Non-Performing Asset Management Fund managed by KAMCO had purchased approximately (Won)110.3 trillion in principal amount of non-performing assets from financial institutions for (Won)39.8 trillion. The fund uses cash and three- to five-year Government-guaranteed notes to pay for its acquisitions.

In recent years, credit card usage and consumer debt have increased substantially in Korea. These increases have recently been accompanied by a significant increase in the rate of delinquencies. The average delinquency rate among the Republic’s seven credit card companies rose to 14.3% as of December 31, 2003 from 5.8% as of December 31, 2001. These events have adversely affected credit card companies’ ability to raise funds. To stabilize the over-leveraged credit card industry, the Government has proposed an emergency package which would entail banks and other companies with credit card businesses making significant capital injections into their respective credit card affiliates.

Foreign Currency Reserves and External Liabilities

The Republic’s foreign currency reserves have fluctuated in recent years. The Republic’s foreign currency reserves fell 73.2% to US$8.9 billion as of December 31, 1997 from US$33.2 billion as of December 31, 1996, mostly due to repatriations by foreign investors of their investments in Korea, repayments of external debt, reduced availability of credit from foreign sources and intervention in the foreign currency market to stabilize the Won. The usable portion of the reserves, defined as the total foreign currency reserves less amounts on deposit with overseas branches of Korean financial institutions and swap positions between The Bank of Korea and other central banks, totaled only US$3.9 billion as of December 18, 1997.

Since the end of 1997, however, the Government’s usable foreign currency reserves have continued to increase, reaching US$166.1 billion as of June 15, 2004, primarily due to continued trade surpluses and capital inflows.

The Republic’s total external liabilities, using standards set by the IMF, totaled US$148.7 billion as of December 31, 1998, US$137.1 billion as of December 31, 1999, US$131.7 billion as of December 31, 2000, US$118.8 billion as of December 31, 2001 and US$131.0 billion as of December 31, 2002. Based on preliminary data, the Republic’s total external liabilities, using standards set by the IMF, totaled US$144.0 billion as of June 30, 2003.

Credit Rating Changes

In October 1997, the Republic’s long-term foreign currency rating ceiling on bond obligations, as announced by Moody’s Investors Service, Inc., was A1 and its long-term foreign currency rating as announced by each of Standard & Poor’s Ratings Services and Fitch International Banking Credit Agency was AA-. Since that time, the rating agencies have changed the country’s ratings significantly. In 2002, Moody’s upgraded the Republic’s long-term foreign currency rating to A3, Fitch IBCA to A and Standard & Poor’s to A-. In February 2003, Moody’s Investor Services changed its outlook on the long-term foreign currency rating of Korea to negative from positive, citing heightened security concerns stemming from North Korea’s nuclear weapons program and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

The table below shows the credit ratings downgrades for the Republic from December 1997 to January 1998.

Rating
Date	Rating Agency	Instrument	From	To
December 1997	Moody’s	Foreign currency rating on bond obligations	Baa2	Ba1
		Foreign currency rating for long-term bank deposits	Ba2	B1

	Standard & Poor’s	Long-term foreign currency rating	BBB-	B+
		Long-term local currency rating	A-	BBB-
		Short-term foreign currency rating	A-3	C
		Short-term local currency rating	A-2	A-3

	Fitch IBCA	Long-term foreign currency rating	BBB-	B-

January 1998	Moody’s	Foreign currency rating for bank deposits	B1	Caa1

The table below shows the credit ratings upgrades for the Republic from February 1998 to July 2002.

Rating
Date	Rating Agency	Instrument	From	To
February 1998	Standard & Poor’s	Long-term foreign currency rating	B+	BB+
		Long-term local currency rating	BBB-	BBB+
		Short-term foreign currency rating	C	B
		Short-term local currency rating	A-3	A-2

	Fitch IBCA	Long-term foreign currency rating	B-	BB+

January 1999	Standard & Poor’s	Long-term foreign currency rating	BB+	BBB-
		Long-term local currency rating	BBB+	A-

		Short-term foreign currency rating	B	A-3

	Fitch IBCA	Long-term foreign currency rating	BB+	BBB-

February 1999	Moody’s	Foreign currency rating on bond obligations	Ba1	Baa3
		Foreign currency rating for long-term bank deposits	Caa1	Ba2

June 1999	Fitch IBCA	Long-term foreign currency rating	BBB-	BBB

November 1999	Standard & Poor’s	Long-term foreign currency rating	BBB-	BBB
		Short-term local currency rating	A-2	A-1

December 1999	Moody’s	Foreign currency rating on bond obligations	Baa3	Baa2

March 2000	Fitch IBCA	Long-term foreign currency rating	BBB	BBB+

November 2001	Standard & Poor’s	Long-term foreign currency rating	BBB	BBB+

March 2002	Moody’s	Foreign currency rating on bond obligations	Baa2	A3

June 2002	Fitch IBCA	Long-term foreign currency rating	BBB+	A

July 2002	Standard & Poor’s	Long-term foreign currency rating	BBB+	A-

Interest Rate Fluctuations

Due to adverse economic conditions, the depreciation of the Won and the Government’s reform policy, interest rates payable by Korean borrowers increased substantially, both domestically and internationally, in late 1997 and 1998. The average annual interest rate on three-year Won-denominated, non-guaranteed corporate bonds rose from 12.6% as of September 30, 1997 to 29.0% as of December 31, 1997. Since the fourth quarter of 1998, interest rates have fallen significantly, primarily driven by improved economic conditions and The Bank of Korea interest rate policy. The average interest rate on three-year Won-denominated, non-guaranteed corporate bonds fell to 5.0% as of June 15, 2004. Internationally, the spreads over United States treasury bonds on benchmark dollar-denominated bonds issued by the Republic and Korean financial institutions and companies have improved since the second half of 1998. If interest rates were to rise significantly in the future, the debt service costs of Korean borrowers and the possibility of defaults on debt repayments may increase.

Exchange Rate Fluctuations

Due to adverse economic conditions and reduced liquidity, the value of the Won relative to the U.S. dollar and other major foreign currencies declined substantially in 1997 but generally rose in 1998. Because of market pressure, in December 1997, the Government allowed the Won to float freely. The market average exchange rate as announced by the Seoul Money Brokerage Services Ltd. (formerly the Korea Financial Telecommunications and Clearings Institute) was (Won)1,415.2 to US$1.00 on December 31, 1997, compared to (Won)914.8 to US$1.00 on September 30, 1997. The Won’s sharp depreciation resulted from, among other things, significant demand for U.S. dollars and other major foreign currencies by Korean financial institutions and companies to repay their foreign currency debts, deteriorating foreign currency holdings of the Republic’s financial institutions, credit rating downgrades experienced by the Republic and Korean financial institutions and corporations, as well as other external factors, including currency turmoil in Southeast Asian countries.

Due to improved economic conditions and continued trade surpluses, the Won has generally appreciated against the U.S. dollar since the end of 1997, and as of June 15, 2004, the market average exchange rate was (Won)1,163.1 to US$1.00.

Won depreciation increases substantially the amount of Won revenue needed by Korean companies to repay foreign currency-denominated debt, increases the possibility of defaults and results in higher prices for imports, including key raw materials such as oil, sugar and flour. On the other hand, Won appreciation generally has an adverse effect on exports by Korean companies.

Stock Market Volatility

The Korea Composite Stock Price Index declined by over 56% from 647.1 on September 30, 1997 to 280.0 on June 16, 1998. The index recovered to 752.1 on June 15, 2004, which represented an increase of 168.8% since June 16, 1998.

Significant sales of Korean securities by foreign investors and the repatriation of the sales proceeds could drive down the value of the Won, reduce the foreign currency reserves held by financial institutions in the Republic and hinder the ability of Korean companies to raise capital.

Initial Reform Efforts in 1997

In response to the economic difficulties experienced in 1997, the Government implemented a range of measures to restore the confidence of financial market participants in Korea by strengthening the country’s economic fundamentals.

The Government focused its reform measures on restructuring the country’s financial sector. In April 1997, a presidential committee introduced short-term reform measures, including:

•	allowing commercial banks, securities firms and insurance companies to compete;

•	permitting the issuance of financial debentures by commercial banks and securities firms;

•	increasing the size of deposit insurance funds;

•	improving public disclosure systems and accounting standards; and

•	eliminating interest rate controls.

In June 1997, the Government announced medium- and long-term measures relating to the restructuring of The Bank of Korea and financial institution supervisory systems. The Government accelerated implementation of these measures in connection with the IMF financial aid package and related reforms. For a more extensive discussion of these measures, see “The Republic of Korea—The Economy—Post-IMF Reforms—Financial Sector Restructuring”.

To support troubled financial institutions and to stabilize the Republic’s financial markets, in August 1997, the Government announced a financial aid package, including special loans and other measures, for certain commercial and merchant banks with large amounts of bad loans. The Government also announced measures to increase the Republic’s foreign currency reserves, including guaranteeing the overseas foreign currency borrowings of Korean commercial banks.

In October 1997, the Ministry of Finance and Economy established the Non-Performing Asset Management Fund to assist certain commercial banks and other financial institutions. The ministry restructured and expanded KAMCO in November 1997 and mandated it to manage the Non-Performing Asset Management Fund and purchase and dispose of non-performing assets of financial institutions. In December 1998, the Government increased the size of the Non-Performing Asset Management Fund to approximately (Won)33.6 trillion, funded by (Won)32.5 trillion in proceeds from the issuance of Government guaranteed bonds, a (Won)0.5 trillion loan from us and a (Won)0.6 trillion contribution from other financial institutions. In August 1999, (Won)12.0 trillion of the Non-Performing Asset Management Fund was transferred to the Deposit Insurance Fund. The size of the Non-Performing Asset Management Fund was approximately (Won)21.6 trillion as of April 30, 2004.

The Non-Performing Asset Management Fund has purchased non-performing assets from commercial banks and other financial institutions since 1997 as follows:

	1997	1998	1999	2000	2001	2002	2003
	(trillions of won)
Face value of non-performing assets purchased	11	33	18	33	6	9	—
Amount paid for these non-performing assets	7	12	4	13	2	1	—

The fund uses cash and three- to five-year Government guaranteed notes to pay for its acquisitions.

As uncertainty about the stability of the Republic’s financial markets persisted, in November 1997, the Government announced additional comprehensive measures to aid the financial sector, including:

•	providing faster settlement of bad loans purchased by KAMCO from financial institutions;

•	offering incentives for financial institutions to merge;

•	requiring the merger of certain troubled financial institutions with other financial institutions;

•	monitoring the condition of individual financial institutions;

•	insuring all amounts deposited with banks, non-bank financial institutions, and securities investment companies, and all amounts due from life insurance companies, until the end of 2000;

•	increasing the daily exchange rate band within which the Won may float from 2.25% to 10% (the band was subsequently removed); and

•	exploring the expansion of the Republic’s foreign currency borrowings from international capital markets.

IMF Financial Aid Package

To help address the country’s liquidity crisis and its generally difficult economic situation, the Government sought assistance from the IMF in November 1997 and reached agreement with the IMF on an aid package in

December 1997. The aid package called for the Republic to receive loans totaling US$58 billion from the IMF, the World Bank, the ADB and the governments of certain countries, subject to compliance with several conditions. The loans helped to increase the Republic’s foreign currency reserves and support the Republic’s banking sector.

The aid package consisted of US$21.0 billion over three years from the IMF in standby credits (approximately US$19.5 billion of which was disbursed), US$10.0 billion from the World Bank to support specific structural reform programs (US$7.0 billion of which was disbursed) and US$4.0 billion from the ADB to support policy and institutional reforms (US$3.7 billion of which was disbursed). In addition, Japan, the United States, France, Germany, the United Kingdom, Italy, Australia, Canada, Belgium, the Netherlands, Sweden, Switzerland and New Zealand pledged supplemental financing totaling approximately US$23 billion; Korea did not utilize any of the supplemental financing.

Korea had repaid all of the amounts borrowed from the IMF by August 2001, approximately three years ahead of schedule. As to the amounts borrowed from the World Bank and the ADB, US$4.8 billion and US$1.7 billion, respectively, were still outstanding as of December 31, 2003.

Post-IMF Reforms

Since 1998, the Government has implemented comprehensive programs for economic reform and recovery aimed at rectifying the causes of the economic and financial difficulties experienced in 1997 and 1998. The key measures implemented and the results that have been achieved are discussed below.

Financial Sector Restructuring

General Goals. Beginning in late 1997, the Government undertook a comprehensive restructuring of its financial sector with the following goals:

•	improving supervision of the financial sector and strengthening the legal and regulatory framework for such supervision;

•	conforming accounting standards and disclosure rules to international “best practices”;

•	requiring the audit of large financial institutions by internationally recognized accounting firms following auditing standards reflecting international “best practices”;

•	upgrading the standards of prudential supervision applicable to financial institutions;

•	strengthening risk management; and

•	introducing a stronger market orientation in the activities of financial institutions.

Financial Support for Financial Institutions. To support troubled financial institutions, the National Assembly in December 1997 authorized guarantees of up to US$20 billion of external debt of Korean banks, and in January 1998, additional guarantees of up to US$7 billion of external debt of Korean commercial and merchant banks and up to US$8 billion of external debt of The Bank of Korea. The Government used the guarantees to help Korean financial institutions with their short-term foreign currency debt. In January 1998, the Government reached agreement with 13 international creditor banks to extend the maturity of short-term foreign currency obligations incurred by certain Korean financial institutions by replacing them with one-, two- and three-year loans guaranteed by the Government. In March 1998, 134 creditor banks tendered US$21.8 billion of eligible short-term debt in exchange for the guaranteed loans. The banks received the following guaranteed loans:

Term of Loan	Principal Amount	Interest Rate
One year	US$3.8 billion	225 basis points above the six-month London Interbank Offered Rate (“LIBOR”)
Two years	US$9.8 billion	250 basis points above six-month LIBOR
Three years	US$8.3 billion	275 basis points above six-month LIBOR

The two- and three-year loans were permitted to be prepaid at the option of the obligors prior to maturity in whole or in part without premium or penalty. The Korean financial institution obligors of the new loans paid fees to the Government in return for the guarantees. All of the loans have since been repaid.

In December 1997, the Public Money Management Fund, which manages public funds, including pension funds of civil servants, acquired approximately (Won)4.4 trillion of subordinated bonds from 27 Korean financial institutions to supplement their capital base. In addition, The Bank of Korea in December 1997 placed a substantial portion of its official reserves on deposit with overseas branches of Korean banks.

Legislation. In connection with restructuring the financial sector of the Republic, the following measures have been adopted through legislation by the National Assembly:

•	amending The Bank of Korea Act to provide for the central bank’s independence, with price stability as its main mandate;

•	establishing the Financial Supervisory Commission in April 1998 to supervise and regulate all financial institutions in Korea and establishing in January 1999 the Financial Supervisory Service as the Financial Supervisory Commission’s executive arm, thereby consolidating the functions of a number of previous regulatory bodies;

•	introducing measures to deal effectively with unsound financial institutions, including reducing the capital of financially troubled institutions and allowing for capital injections by the Government on a case-by-case basis;

•	consolidating various deposit insurance institutions into the Korea Deposit Insurance Corporation (“KDIC”) and expanding the sources of funding for deposit insurance;

•	repealing the Republic’s usury law that had previously established a legal maximum interest rate at a ceiling of 40% per annum;

•	allowing foreign financial institutions to merge with and acquire domestic financial institutions;

•	strengthening confidentiality protections for private financial transactions;

•	requiring specialized banks and development institutions to comply with the same prudential standards as commercial banks and the same external audit requirements as other financial institutions;

•	amending the Republic’s deposit insurance system, so that all amounts deposited with Korean banks, financial institutions, securities companies and insurance companies by July 31, 1998, plus interest, would be insured until the end of the year 2000. After December 31, 2000, all deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited; and

•	introducing audit committees, compliance officers and internal compliance rule systems to various financial institutions.

Restructuring and Recapitalizing the Financial Institutions Sector. Since December 1997, the Government has been restructuring and recapitalizing troubled financial institutions, including closing insolvent financial institutions and those failing to carry out rehabilitation plans within specified periods.

In particular:

•

The Government became the controlling shareholder of Korea First Bank, Seoul Bank, Woori Bank and Chohung Bank by recapitalizing them. In December 1999, the Government sold a controlling interest in Korea First Bank to Newbridge Capital and, in September 2002, the Government selected Hana Bank as the acquirer of Seoul Bank. Hana Bank and Seoul Bank merged in December 2002. In January 2003, Shinhan Financial Group was selected by the Public Fund Oversight Committee as the preferred bidder with respect to the sale of the Chohung Bank shares owned by the Government; In July 2003, the Government agreed to sell a controlling interest in Chohung Bank to Shinhan Financial Group and in August 2003, Shinhan Financial Group completed its acquisition of the Chohung Bank shares. In

August 2003, Lone Star Funds, an investment firm based in the United States, agreed to buy a 51% stake in Korea Exchange Bank for approximately (Won)1.4 trillion. In October 2003, Lone Star Funds completed its (Won)1.07 trillion payment for the new common shares of Korea Exchange Bank. Lone Star Fund paid an additional (Won)308.3 billion to acquire existing shares of Korea Exchange Bank held by each of Commerzbank, formerly Korea Exchange Bank’s largest shareholder, and the Export-Import Bank of Korea.

•	In June 1998, the Financial Supervisory Commission, after reviewing the restructuring plans submitted by 12 commercial banks (excluding Seoul Bank and Korea First Bank) that had failed to meet Bank of International Settlement capital adequacy standards as of December 31, 1997, ordered the suspension of operations of five commercial banks and the assignment of their assets and liabilities to five other commercial banks and KAMCO. KAMCO granted the five purchasing banks “putback” options if the assets deteriorated within six months from the purchase. The five banks also received compensation from KDIC for certain losses arising from the purchase and assumption of the assets and liabilities. In addition, KDIC injected capital into the purchasing banks by buying subordinated bonds or stocks. The Government allowed the seven other commercial banks to continue operations after they submitted revised restructuring or rehabilitation plans. The Government has continued to monitor the implementation of the restructuring plans and rehabilitation measures.

•	Through August 2001, 15 insurance companies have gone through restructuring. Two surety companies merged to form Seoul Guaranty Insurance Corporation.

•	Through December 2001, seven securities companies, a securities investment trust company, 122 mutual savings and finance companies, seven securities investment trust management companies and 407 credit unions have been closed. One securities company dissolved voluntarily. Additionally, the Government has overseen the demerger of three securities investment trust companies pursuant to which each such securities investment trust company was divided into two companies, i.e., a securities company and a securities investment management company.

•	The Government required the Republic’s merchant banks to achieve a capital adequacy ratio of 8% and through December 2001 closed 28 merchant banks which failed to meet such ratio. Six unsound merchant banks were merged into other financial institutions in line with the Government’s restructuring policy. As of December 31, 2003, the number of the Republic’s merchant banks decreased to three compared with 30 as of December 31, 1997.

In 1999, (1) Boram Bank merged into Hana Bank, (2) Kangwon Bank, Hyundai International Merchant Bank and Chungbuk Bank merged into Chohung Bank, (3) Hanil Bank and the Commercial Bank of Korea merged to form Hanvit Bank and (4) Korea Long Term Credit Bank merged into Kookmin Bank.

In 1999, 2000 and 2001, the Government injected public funds through KDIC in the aggregate amount of (Won)3.55 trillion into Korea Life Insurance Co., Ltd. and in the aggregate amount of (Won)10.25 trillion into Seoul Guaranty Insurance Corporation for recapitalization. In April 2000, the Government entered into agreements with each of Korea Life Insurance Co., Ltd. and Seoul Guaranty Insurance Corporation for the implementation of its management normalization plan. In December 2002, 51% of Korea Life Insurance Co., Ltd. held by KDIC was sold to a consortium of buyers led by the Hanwha Group for approximately US$686 million.

The Financial Supervisory Commission generally expected banks to adhere to a specific timetable to achieve specified performance objectives, including:

•	improving their capital ratios to 6% by March 1999 and to 8% by March 2000;

•	improving operating performance to enhance risk management and profitability; and

•	continuing to identify and resolve non-performing loans.

The Financial Supervisory Commission also encouraged banks to increase their capital ratios to 10% by December 2000.

Regional banks that do not engage in international lending and national banks that do not lend in excess of (Won)5 billion to individual corporate borrowers and do not engage in international lending were required to improve their capital ratios to 4% by March 1999, 6% by March 2000 and 8% by December 2000.

In June 2000, in an effort to enhance the international competitiveness of the Republic’s banks, the Government announced a plan to implement the second-phase restructuring of the Republic’s banks under the following principles:

•	the Government would create various systematic frameworks, including one for financial holding companies;

•	banks which are not the recipients of the public funds may implement their own restructuring; and

•	the Government would take initiatives in the restructuring of the banks that have received public funds or in which the Government has controlling stakes.

During 2000, the Government announced further details of the second-phase restructuring plan for the banks and required seven commercial banks, including Chohung Bank, Woori Bank, Korea Exchange Bank, Peace Bank of Korea, Kwangju Bank, Cheju Bank and Kyungnam Bank, into which the Government had injected public funds or which did not satisfy the minimum 8% BIS capital adequacy ratio, to submit their respective management improvement plans. The Government thereafter approved the management improvement plans submitted by Chohung Bank and Korea Exchange Bank. With respect to the management improvement plans submitted by the remaining five commercial banks, the Government approved them on the condition that they become a subsidiary of a financial holding company, of which the Government is the controlling shareholder. Four of these five commercial banks became subsidiaries of such financial holding company, which was established in March 2001. In May 2002, the remaining commercial bank, Cheju Bank, became a subsidiary of Shinhan Financial Group, a financial holding company formed by Shinhan Bank, in September 2001. Korean banks have also pursued mergers and acquisitions. A merger between H&CB and Kookmin Bank was completed in October 2001 and the merged entity became the largest commercial bank in the Republic in terms of total assets. Hana Bank and Seoul Bank merged in December 2002 to create the third largest commercial bank in the Republic in terms of total assets. In 2003, the Government sold its interests in Chohung Bank and Lone Star Funds completed its acquisition of the Korea Exchange Bank shares as discussed above.

The Government released a white paper on the creation, operation and recovery of public funds. According to the white paper and subsequent release, as of December 31, 2003, the Government had injected public funds in the aggregate of (Won)104.0 trillion in the form of bonds issued by KAMCO and KDIC and guaranteed by the Government, and had spent an additional (Won)57.0 trillion for the restructuring of the Republic’s financial sector. KAMCO had spent approximately (Won)39.1 trillion ((Won)20.5 trillion by issuance of bonds with the Government’s guarantee), as of December 31, 2003 to purchase non-performing assets from financial institutions, and KDIC had spent approximately (Won)103.1 trillion ((Won)83.5 trillion by issuance of bonds with government guarantees), as of December 31, 2003, to recapitalize banks and life insurance companies, compensate certain banks and life insurance companies for their losses incurred in acquiring assets and liabilities of other banks and life insurance companies and to pay deposits amounts to depositors of certain failed financial institutions. Through December 31, 2003, KAMCO had recovered (Won)32.5 trillion from the disposition of assets purchased with public funds, and KDIC had recovered (Won)22.7 trillion from the disposition of assets purchased with public funds.

In January 2000, the Government announced its intention to restructure securities investment trust companies, including the recapitalization of Korea Investment Trust Co., Ltd. and Daehan Investment Trust Co., Ltd., the two largest securities investment trust companies in Korea. The Government injected public funds in the amount of (Won)7.9 trillion into Korea Investment Trust and Daehan Investment Trust from late 1999 to June 2000. These companies had large exposures to corporate bonds and commercial paper issued by the companies of the Daewoo Group, and the Government also provided liquidity support in February 2000 to these companies in connection with the redemption required by the account holders of certain investment trust products sold by them. Each of Korea Investment Trust and Daehan Investment Trust was divided into a securities company and an investment trust management company. The Government is currently seeking potential buyers for Korea Investment Trust and Daehan Investment Trust.

Hyundai Investment Trust Securities Co., Ltd., an affiliate of the Hyundai Group, also experienced financial difficulties as a result of having a large exposure to debentures issued by the companies of the Daewoo Group. The Hyundai Group entered into an agreement with the Financial Supervisory Service for the normalization of Hyundai Investment Trust Securities in May 2000 and announced a plan to recapitalize Hyundai Investment Trust Securities in June 2000. The Government is currently seeking other foreign financial organizations that are interested in acquiring interests in Hyundai Investment Trust Securities and its subsidiary investment trust management company.

In September 2001, the Corporate Restructuring Promotion Act became effective. The Corporate Restructuring Promotion Act allows creditor financial institutions to freeze and restructure the debt of a financially troubled company that is unable to repay its borrowings without additional credit support, upon a resolution by the financial institutions representing at least 75% of the entire claims amount. A creditor financial institution which has not participated in the relevant creditor committee or is opposed to the resolutions of the creditor committee (in respect of the commencement of the management of a failing company, the restructuring of the failing company’s debt or the provision of new credits) may request the creditor committee to purchase its claims against the failing company, and the creditor financial institutions that have approved the relevant resolution are required to purchase such claims, or the relevant creditor committee may request KAMCO, KDIC or other resolution financial institutions under the Depositor Protection Act or any other institution designated by the creditor committee to purchase such claims, at a price to be negotiated with the financial institution making the purchase request. The Corporate Restructuring Promotion Act is scheduled to expire on December 31, 2005.

Trade Liberalization

The Republic agreed with the WTO to eliminate trade-related subsidies by the end of 1998 and phase out the import diversification program, which limits certain imports mainly from Japan, by the end of 1999. The Government abolished one type of trade-related subsidy in January 1998, and in March 1998 the National Assembly passed a bill abolishing two additional subsidies and revising the terms of another subsidy. The Government phased out the import diversification program in June 1999.

In January 1998, the Government reduced the number of items subject to adjustment tariffs, and in August 1998, it submitted to the IMF a plan to streamline and improve the transparency of import certification procedures.

In February 2003, the Korea-Chile Free Trade Agreement (“Korea-Chile FTA”) was signed between the Republic of Korea and the Republic of Chile. Under the Korea-Chile FTA, the two nations have agreed to progressively eliminate customs duties on goods (except certain goods which are subject to further negotiations) originating from the other in accordance with a specific tariff elimination schedule. The Korea-Chile FTA was ratified by the Korean National Assembly in February 2004.

Foreign Investment Liberalization

The Government gradually has removed restrictions on foreign investment and capital market activities. In December 1997, the Government allowed foreigners, whether individually or in the aggregate, to acquire beneficial ownership of up to 50% of any class of shares listed on the Korea Stock Exchange. The Government eliminated, with certain limited exceptions, the aggregate and individual foreign ownership limits in May 1998. In addition, in July 1998, the Government eliminated all investment ceilings on the purchase by foreigners of all types of listed or unlisted bonds and later allowed foreign investment in the Government and corporate bonds, in money market instruments issued by corporations, including commercial paper, in certificates of deposit and in repurchase agreements.

The Government also issued clear guidelines on the investment by foreign financial institutions in the equity securities of Korean financial institutions and, in March 1998, allowed foreign banks and brokerage houses to establish subsidiaries in Korea, subject to guidelines established by the Ministry of Finance and Economy.

In July 1998, the Government permitted domestic corporations to directly incur long-term external debt through commercial loans or foreign-currency denominated bond offerings. This approach deviated from the traditional Korean policy of channeling international borrowings through domestic financial institutions for on-lending to the corporate sector.

Corporate Governance and Corporate Structure

In line with the agreement with the IMF, the Government has been stressing increased transparency in corporate governance, in particular through improved accounting, disclosure and auditing standards.

In line with the Government’s reform policy, in late 1997 and 1998, the National Assembly passed a broad range of measures restructuring the corporate and financial sectors, including:

•	providing tax benefits, such as tax deferrals or exemptions, for mergers and acquisitions occurring as part of a corporate restructuring;

•	rendering interest expenses on excessive corporate borrowing not deductible for tax purposes beginning in the year 2000 to discourage excessive borrowing;

•	raising the foreign investor shareholding threshold which requires board approval from the target company from 10% to one-third of the company’s outstanding shares to facilitate the acquisition of Korean companies by foreign investors (the board approval requirement was subsequently abolished, thus opening the possibility of hostile takeovers of local companies by foreigners);

•	repealing the mandatory tender offer rule, which previously had required any acquirer of 25% or more of shares of a corporation listed on the Korea Stock Exchange or registered on the KOSDAQ to make a tender offer bid for more than 50% of the target company’s shares;

•	repealing the ceiling on the amount of its own shares that a listed company may hold;

•	strengthening legal protection for minority shareholder interests;

•	requiring the preparation of amending the Republic’s insolvency laws, including creating a “management committee” composed of qualified professionals to assist the district courts’ handling of the management of insolvent companies, limiting the availability of composition proceedings to large-sized companies by reinforcing eligibility requirements and expediting corporate reorganization and composition proceedings;

•	phasing out by March 2000 outstanding cross-guarantees by one chaebol member of its affiliates’ indebtedness and prohibiting the issuance of new cross-guarantees;

•	requiring filing of quarterly reports by listed companies commencing in year 2000;

•	requiring audit committees at Korean companies;

•	adopting a new foreign investment law to facilitate foreign investment by streamlining the investment procedure;

•	adopting a law to facilitate the securitization of assets held by the Republic’s corporations and financial institutions; and

•	providing the Financial Supervisory Commission with greater authority to require the restructuring of the Republic’s financial institutions.

Furthermore, in 2000 and 2001, the Korean Securities and Exchange Act was amended several times in order to enhance transparency in corporate governance. Under such amendments, certain companies listed on the

Korea Stock Exchange or registered on the KOSDAQ are required to establish audit committees and all companies listed on the Korea Stock Exchange as well as certain companies registered on the KOSDAQ are required to appoint a specified number of independent outside directors. Such amendments also elaborate the criteria for eligibility for appointment as independent outside director and the procedures by which such outside directors must be nominated and elected.

In 1998, the Government arranged for US$3.3 billion of trade financing, with maturities of up to one year, for small- and medium-sized companies and larger companies not affiliated with the top five chaebols. In addition, in 1999, the Government increased the amount of credit guarantees available for small- and medium-sized companies by (Won)24.0 trillion.

Labor Market Reform

Since January 1998, the Government has revised the unemployment insurance system by, among other things:

•	expanding coverage to workers in all companies (with a few statutory exceptions) starting in October 1998;

•	increasing minimum benefits to 50% of the average monthly wage (based on the most recent 12-month period), starting in March 1998 and 90% of the minimum hourly wage, starting in January 2000;

•	extending eligibility from March 1998 for unemployment compensation to those workers who paid unemployment insurance premiums for only six months as opposed to 12 months; and

•	increasing the minimum benefit period from 60 to 90 days, beginning in January 2000.

In April 1999, unemployment insurance benefits became available to workers in companies with fewer than five employees and to part-time and temporary workers. The Government estimated that approximately 360,000 individuals received (Won)839.3 billion of unemployment benefits in 2002. As of June 30, 2003, the Government has estimated that approximately 250,000 individuals received (Won)466.1 billion of unemployment benefits in the first half of 2003.

In January 1998, a tripartite committee of representatives of labor unions, corporations and the Government was established to implement key labor reforms. In February 1998, the committee reached agreement on over 100 labor issues and agreed to implement labor reform measures, including:

•	amending the labor laws to enable corporations to lay off workers for business reasons;

•	permitting, starting July 1999, the formation of teachers’ unions; and

•	allocating up to (Won)5 trillion to stabilize the labor market.

The agreement calls for companies to make all reasonable efforts to avoid layoffs, consult with a representative of the employees 60 days before the planned layoffs, notify the Ministry of Labor about the planned layoffs, select workers to be laid off based on a fair and rational standard and make an effort to rehire the laid-off workers when business conditions improve. The Government endorsed the agreement, and the National Assembly passed legislation regarding the labor reform measures in February 1998.

Since the agreement was announced, one of the labor unions whose representative participated in the committee rejected certain terms of the agreement and called for a nationwide strike. Although the strike was subsequently canceled, members of the union vowed to resist the labor reform measures, including the layoff of workers for business reasons. In August 1998, Hyundai Motor Company, which had announced plans for substantial layoffs of workers due to deteriorating business conditions, agreed to significantly reduce the number of workers laid off after its labor union staged a prolonged strike to protest the plans. In September 1998, the representatives of the labor unions of nine commercial banks of the Republic agreed on a collective bargaining agreement which enabled the Korean banks to lay off a maximum of 32% of the workers in connection with the first-phase restructuring of the banks in 1998. In May 1999, two labor unions and representatives from corporations announced their intention to withdraw from the committee of labor unions, corporations and the Government.

In July 2000, the Korean Financial Industry Union, which represents the employees of 30 financial institutions, urged its members to participate in a strike to express their opposition to mergers of the banks and the possibility of further layoffs, when the Government announced its plan to implement the second-phase restructuring of the Republic’s banks, including the promulgation of a law which allows the formation of financial holding companies. The strike subsequently was canceled after the Government and the union leaders reached an agreement whereby the Government would not require mandatory bank mergers. In December 2000, members of the Kookmin Bank and H&CB labor union participated in a strike that lasted seven days, opposing the contemplated merger between the two banks. In June 2003, member of Chohung Bank’s labor union went on strike to express their opposition to the proposed sale by the KDIC of its interest in the bank to Shinhan Financial Group. In May and August 2003, freight truck drivers went on strike demanding higher carrying fees. Actions such as these by labor unions may hinder the implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Much effort is being expended to resolve labor disputes in a peaceful manner. However, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In order to more effectively achieve public consensus on key labor issues and implement reform measures, the role and stature of the current tripartite structure may be strengthened and reorganized.

Information Provision and Reform Policy Monitoring

To improve transparency and allow market participants to make a more informed assessment of economic developments in the Republic, Korea agreed to improve publication and dissemination of its key economic data. The Government has published the following data since early 1998:

Data	Frequency
Foreign Exchange Reserves (including composition and net forward positions)	Twice monthly (with a five business day delay)
Financial Institution Data (including non-performing loans, capital adequacy and ownership and affiliations)	Quarterly
Short-term External Debt	Monthly

The Government plans to improve the timeliness of data on local government finances.

Gross Domestic Product and Major Financial Indicators

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current and constant market prices. GDP at current market prices values a country’s output using the actual prices of each year; GDP at constant market prices values output using the prices from a base year, thereby eliminating the distorting effects of inflation or deflation.

The following table sets out the composition of the Republic’s GDP at current and constant 2000 market prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product(1)

	1998	1999	2000	2001	2002	2003(2)	As % of GDP 2003(2)
	(billions of won)
Gross Domestic Product at Current Market Prices:
Private	238,810.7	274,934.1	312,300.5	343,416.5	381,063.0	388,417.0	53.8
Government	61,980.6	65,173.6	70,097.7	80,298.2	88,512.2	96,179.9	13.3
Gross Capital Formation	121,011.0	154,208.4	179,413.2	182,477.4	199,006.0	211,975.8	29.4
Change in Inventories	(25,903.4)	(3,198.9)	(494.5)	(1,314.6)	(41.5)	(1,867.9)	(0.3)
Exports of Goods and Services	223,481.5	206,841.6	236,209.6	235,187.3	241,209.0	275,316.3	38.2
Less Imports of Goods and Services	(161,180.0)	(171,437.2)	(217,979.4)	(220,914.3)	(231,764.7)	(257,117.9)	(35.6)
Statistical Discrepancy	(1.1)	(220.9)	(1,377.1)	1,657.4	6,237.9	6,574.8	0.9

Expenditures on Gross Domestic Product	484,102.8	529,499.7	578,664.5	622,122.6	684,263.5	721,345.9	100.0
Net Factor Income from the Rest of the World	(7,857.4)	(6,144.3)	(2,504.6)	(1,094.8)	805.0	1,009.9	0.1

Gross National Product(1).	476,845.4	523,355.4	576,159.9	621,027.8	685,069.1	722,355.8	99.9

Gross Domestic Product at Constant 2000 Market Prices:
Private	258,316.9	288,025.6	312,300.5	327,684.5	353,560.3	348,542.1	54.2
Government	67,044.9	68,990.7	70,097.7	73,507.0	77,923.9	80,773.5	12.6
Gross Capital Formation	130,565.6	162,080.1	179,413.2	179,333.8	189,897.7	192,819.4	30.0
Change in Inventories	(17,426.1)	1,743.8	(494.5)	(242.5)	(1,566.9)	(5,559.2)	—
Exports of Goods and Services	172,965.1	198,255.7	236,209.6	229,764.0	260,220.9	301,171.8	46.9
Less Imports of Goods and Services	(142,072.5)	(181,564.1)	(217,979.4)	(208,898.7)	(240,665.1)	(263,908.3)	(41.1)
Statistical Discrepancy	363.5	(2,388.7)	(1,377.1)	(524.6)	1,810.4	3,075.9	—

Expenditures on Gross Domestic Product	487,183.5	533,399.3	578,664.5	600,865.9	642,748.1	662,474.4	100.0
Net Factor Income from the Rest of the World	(8,500.3)	(6,491.1)	(2,504.6)	(1,052.4)	(715.6)	(879.9)	0.1

Trading Gains and Losses from Changes	(20,320.7)	(19,061.9)	(0.0)	(7,405.0)	(9,621.6)	(17,857.3)	(2.7)

Gross National Income(3)	499,004.0	545,970.1	576,160.0	592,408.5	663,842.1	645,497.0	97.4

Percentage Increase (Decrease) of GDP over Previous Year At Current Prices	(1.4)	9.4	9.3	7.5	10.0	5.4
At Constant 2000 Market Prices	(6.9)	9.5	8.5	3.8	7.0	3.1

(1)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national product.
(2)	Preliminary.
(3)	GDP plus net factor income from the rest of the world and trading gains and losses from changes in the terms of trade is equal to the Republic’s gross national income.

Source: Monthly Bulletin, March 2004; The Bank of Korea.

The following tables set out the Republic’s GDP by economic sector at current and constant 2000 market prices.

Gross Domestic Product by Economic Sector

(at current market prices)

	1998	1999	2000	2001	2002	2003(1)	As % of GDP 2003(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	22,355.5	24,812.2	25,029.8	24,806.2	24,654.9	22,833.3	3.2
Mining and Manufacturing	121,918.7	134,962.2	153,279.9	153,786.7	164,003.4	171,250.7	23.7
Mining and Quarrying	1,988.3	1,981.5	2,036.9	2,020.7	2,051.4	2,136.9	0.3
Manufacturing	119,920.4	132,980.7	151,243.0	151,766.0	161,952.0	169,113.8	23.4
Electricity, Gas and Water	9,985.7	11,945.9	13,212.5	14,648.6	15,929.4	17,338.1	2.9
Construction	46,549.7	43,342.3	42,926.7	47,181.9	51,541.7	61,021.3	8.6

Services:	237,828.7	257,679.7	279,605.1	309,584.7	345,962.6	364,088.4
Wholesale and Retail Trade, Restaurants and Hotels	40,229.0	47,344.0	55,574.3	59,212.3	62,656.7	62,071.4	8.6
Transportation, Storage and Communication	30,961.9	33,276.3	36,138.7	41,190.5	45,133.8	47,467.7	6.6
Financial Intermediation	31,955.9	36,962.0	35,256.1	42,423.3	54,844.4	57,757.0	8.0
Real Estate, Renting and Business Activities	60,418.5	61,172.4	68,062.7	70,049.3	76,822.4	81,483.9	11.3
Public Administration and Defense: Compulsory Social Security	25,973.7	27,308.4	29,148.7	32,207.4	35,557.2	38,704.8	5.4
Education	23,263.8	24,192.6	25,696.7	28,803.6	32,296.7	35,713.3	5.0
Health and Social Work	10,284.6	11,632.3	12,575.8	16,771.1	17,432.4	18,864.1	2.6
Other Service Activities	14,741.4	15,791.7	17,152.0	18,927.2	21,219.0	22,026.2	3.1

Gross Domestic Product at Current Prices	484,102.8	529,499.7	578,664.5	622,122.6	684,263.5	721,345.9	100.0

Net Factor Income from the Rest of the World	(7,857.4)	(6,144.3)	(2,504.6)	(1,094.8)	805.6	1,009.9	0.1
Gross National Income at Current Price	476,245.4	523,355.5	576,160.0	621,027.9	685,069.0	722,355.8	100.0

(1)	Preliminary.

Source: Monthly Bulletin, March 2004; The Bank of Korea.

Gross Domestic Product by Economic Sector

(at constant 2000 market prices)

	1998	1999	2000	2001	2002	2003(1)	As % of GDP 2003(1)
	(billions of won)
Industrial Sectors:
Agriculture, Forestry and Fisheries	23,355.4	24,730.4	25,029.8	25,309.2	24,422.2	22,679.8	4.7
Mining and Manufacturing	108,079.3	131,297.1	153,279.9	156,538.3	168,121.6	176,137.0	26.6
Mining and Quarrying	1,906.2	2,009.5	2,036.9	2,035.1	1,878.7	1,935.8	0.3
Manufacturing	106,173.0	129,287.5	151,243.0	154,503.3	166,242.9	174,201.2	33.9
Electricity, Gas and Water	10,742.0	11,708.4	13,212.5	14,169.1	15,258.0	16,128.9	2.8
Construction	48,295.2	44,458.6	42,926.7	45,279.0	46,529.4	50,308.7	7.7

Services:	247,182.1	263,424.5	279,605.1	293,128.9	316,104.8	321,719.6
Wholesale and Retail Trade, Restaurants and Hotels	44,435.8	51,380.0	55,574.3	58,137.7	61,301.0	59,871.3	12.3
Transportation, Storage and Communication	26,814.8	30,310.6	36,138.7	41,524.7	45,328.6	46,966.2	9.4
Financial Intermediation	33,967.1	34,596.0	35,256.1	38,234.5	46,641.6	47,858.5	18.2
Real Estate, Renting and Business Activities	62,260.0	64,152.8	68,062.7	68,376.8	71,725.5	73,523.6	11.1
Public Administration and Defense: Compulsory Social Security	28,010.4	29,062.1	29,148.7	29,618.4	30,393.6	31,072.9	4.7
Education	24,917.3	25,182.4	25,696.7	26,942.9	28,132.2	29,212.3	4.4
Health and Social Work	12,190.6	12,791.8	12,575.8	11,977.7	12,654.1	13,284.3	2.0
Other Service Activities	14,586.1	15,948.9	17,152.0	18,316.2	19,937.2	19,900.6	4.7

Gross Domestic Product at Market Prices	487,183.5	533,399.3	578,664.5	600,865.9	642,748.1	662,474.4	100.0

(1)	Preliminary.

Source: Monthly Bulletin, March 2004; The Bank of Korea.

GDP contracted 6.9% in 1998 at constant market prices. The aggregate of private and general government consumption expenditures declined by 10.6% and gross domestic fixed capital formation declined by 22.9%, as facility investments declined sharply by 38.8% compared with 1997.

In 1999, GDP growth increased to 9.5% at constant market prices. The aggregate of private and general government consumption expenditures increased by 9.7% and gross domestic fixed capital formation increased by 8.3%.

In 2000, GDP growth was 8.5% at constant market prices. The aggregate private and general government consumption expenditures increased by 7.1% and gross domestic fixed capital formation increased by 12.2%.

GDP growth slowed in 2001 to 3.8% at constant market prices, as aggregate private and general government consumption expenditures increased by 4.9% and gross domestic fixed capital formation was declined by 0.2%.

GDP growth in 2002 was 7.0% at constant market prices, as aggregate private and general government consumption expenditures increased by 7.6% and gross domestic fixed capital formation increased by 6.6%.

Based on preliminary data, GDP growth in 2003 was 3.1% at constant market prices, as aggregate private and general government consumption expenditures decreased by 0.5% and gross domestic fixed capital formation increased by 3.6%, each compared with 2002.

Based on preliminary data, GDP growth in the first quarter of 2004 was 5.3% at constant market prices, as aggregate private and general government consumption expenditures decreased by 0.6% and gross domestic fixed capital formation increased by 1.8%, each compared with the first quarter of 2003.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production.

Industrial Production

	2000 Index Weight(1)	1998	1999	2000	2001	2002	2003(2)
Mining	36.2	93.9	101.4	100.0	99.9	103.9	103.1
Coal	4.7	106.8	98.8	100.0	94.0	83.4	84.3
Metal Ores	0.8	144.6	122.0	100.0	58.1	96.7	84.5
Others	30.7	91.4	101.2	100.0	101.9	107.2	106.5
Manufacturing	9,362.9	68.3	85.4	100.0	100.2	108.4	114.0
Food Products and Beverages	658.8	88.8	97.2	100.0	105.7	108.6	106.7
Tobacco Products	53.4	102.8	97.7	100.0	99.6	99.9	130.3
Textiles	472.7	94.2	100.1	100.0	90.1	84.6	76.5
Apparel and Fur Articles	210.3	79.0	87.1	100.0	91.6	98.0	82.7
Tanning and Dressing of Leather	97.6	107.7	108.4	100.0	94.4	87.6	75.5
Wood and Wood and Cork Products	62.2	76.6	96.7	100.0	107.2	112.8	113.9
Pulp, Paper and Paper Products	193.2	86.6	96.3	100.0	99.4	105.3	105.4
Publishing, Printing and Reproduction of Record Media	226.8	100.4	98.2	100.0	102.8	109.3	101.2
Coke, Refined Petroleum Products and Nuclear Fuel	309.9	90.3	98.4	100.0	96.3	88.2	91.1
Chemicals and Chemical Products	856.9	85.5	94.3	100.0	102.7	109.2	113.4
Rubber and Plastic Products	429.9	79.7	93.7	100.0	102.5	109.2	112.0
Non-Metallic Mineral Products	331.5	87.3	93.8	100.0	102.0	104.2	110.1
Basic Metals	566.2	80.7	92.2	100.0	101.3	106.4	111.9
Fabricated Metal Products	414.8	90.8	95.4	100.0	92.6	95.6	97.4
Machinery and Equipment	812.5	66.2	81.5	100.0	96.9	104.5	109.0
Office, Accounting and Computing Machinery	330.8	30.7	62.2	100.0	100.6	111.4	97.4
Electrical Machinery and Apparatus and Others	379.8	64.4	82.7	100.0	96.1	104.2	107.2
Radio, Television and Communication Equipment	1,481.0	50.4	74.0	100.0	102.4	131.6	160.2
Medical Precision and Optical Instrument, Watches	105.0	83.1	92.5	100.0	101.6	100.9	102.8
Other Transport Equipment	274.6	100.3	108.8	100.0	121.8	119.4	127.5
Furniture and Other Manufactured Goods	178.9	88.7	105.2	100.0	95.4	94.6	87.3
Electricity and Gas	600.9	79.4	89.4	100.0	106.9	115.0	121.3
All Items	10,000.0	68.9	85.6	100.0	100.7	108.8	114.4
Percentage Increase (Decrease) of All Items Over Previous Year		(6.5)	24.2	16.8	0.7	8.0	5.1

(1)	Index weights were established on the basis of an industrial census in 2000 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.
(2)	Preliminary.

Source: Monthly Bulletin, March 2004; The Bank of Korea.

Industrial production declined by 6.5% in 1998 because of the economic slowdown which depressed domestic demand. Industrial production increased 24.2% in 1999 because of the Republic’s domestic consumption recovery and the general stabilization in the economy. Industrial production increased by 16.8% in 2000 primarily due to increased exports and high domestic consumption. Industrial production growth slowed to 0.7% in 2001 because exports decreased while domestic consumption growth slowed. Industrial production increased by 8.0% in 2002 primarily due to strong domestic consumption and increased exports. Based on preliminary data, industrial production increased by 5.1% in 2003 primarily due to increased exports and construction investment growth although domestic consumption was sluggish during 2003.

Manufacturing

In 1998, the manufacturing sector contracted by 7.9% compared with 1997. In 1999 and 2000, the manufacturing sector grew by 21.8 % and 17.0%, respectively, due to general recovery from the economic downturn in 1998. In 2001, the manufacturing sector increased production by 0.9%, and in 2002, the manufacturing sector increased production by 7.6%. Based on preliminary data, in 2003, the manufacturing sector increased production by 4.8%. Light industries did not fare as well as the heavy and chemical industries segment as the economic boom of the early- and mid-1990s favored the large companies involved in the heavy and chemical industries. Light industry recorded a 15.5% decline in 1998. In 1999, light industry recorded an increase of production of 9.6%. In 2000, light industry recorded an increase of production of 2.8% due to increased production of clothing, rubber and plastic products. In 2001, light industry recorded a 0.7% decline due to the decreased production of textile, apparel and leather products. In 2002, light industry recorded a 2.2% increase due to increased production of food products. Based on preliminary data, in 2003, light industry recorded a 3.4% decline due to the decreased production of textile, apparel, publishing and printing and food products and beverages.

Automobiles. In 1998, domestic auto sales decreased by 48.5% compared to 1997 due to a decrease in real income and rises in unemployment and interest rates caused by the country’s economic restructuring. Exports recorded only modest growth of 3.4% due to a reduction in demand from developing countries. Labor unrest at Hyundai Motors, the largest auto maker in Korea, also contributed to the decrease in automobile production. Overall automobile production of the Republic in 1998 decreased by 30.6% compared to 1997. In 1999, automobile production increased by 45.5%, domestic sales recorded an increase of 63.4% and exports recorded an increase of 10.9%, each compared with 1998. In 2000, automobile production increased by 9.6%, domestic sales recorded an increase of 12.3% and exports recorded an increase of 11.1%, each compared with 1999. In 2001, automobile production decreased by 5.5% compared to 2000. In 2001, domestic sales recorded an increase of 1.5% and exports recorded a decrease of 10.4%, each compared with 2000. In 2002, automobile production increased by 6.8%, domestic sales recorded an increase of 11.8% and exports recorded an increase of 0.6%, each compared with 2001. Based on preliminary data, in 2003, automobile production increased by 1.0%, domestic sales recorded a decrease of 18.7% and exports recorded an increase of 20.2%, each compared with 2002.

Electronics. In 1998, electronics production decreased by 20.1% and exports decreased by 7.2% compared to 1997 primarily because of continued oversupply of semiconductor memory chips in the world market. In 1999, electronics production increased by 43.5% compared to 1998, and exports increased by 34.2%. The growth in global electronics demand, particularly for “information technology products”, such as semiconductor products, liquid crystal display devices, mobile phones and personal computers, led this growth. In 1999, export sales of semiconductor memory chips constituted approximately 13.1% of the Republic’s total exports. In 2000, electronics production increased by 45.6% and exports increased by 29.3%, each compared with 1999 primarily because of the growth in demand for global information technology products. In 2000, export sales of semiconductor memory chips constituted approximately 15.0% of the Republic’s total exports. In 2001, electronics production decreased by 14.1% and exports decreased by 22.2% compared to 2000 primarily due to weak personal computer market in the world. In 2001, export sales of semiconductor memory chips constituted approximately 9.4% of the Republic’s total exports. In 2002, electronics production increased by 15.0% and exports increased by 18.2%, each compared with 2001 primarily due to the growth in global information technology products demand. In 2002, export sales of semiconductor memory chips constituted approximately 10.2% of the Republic’s total exports. Based on preliminary data, in 2003, electronics production increased by 13.2% and exports increased by 22.1%, each compared with 2002 primarily due to the continued growth in global information technology products demand. Based on preliminary data, in 2003, export sales of semiconductor memory chips constituted approximately 10.1% of the Republic’s total exports.

Iron and Steel. Crude steel production in 1998 totaled 39.9 million tons, a decrease of 6.2% from 1997, to rank sixth in the world. Domestic sales decreased by 34.7% while exports increased by 56.6%, largely due to enhanced price competitiveness because of the devalued won. Overall steel production in 1998 decreased by 12.9% compared to 1997. In 1999, crude steel production increased by 2.8% compared with 1998. In 2000, crude steel production totaled 43.1 million tons, an increase of 5.0% from 1999. Domestic sales increased by 13.5% due to general stabilization of the domestic economy while exports decreased slightly due to the oversupply of steel products in the world market. In 2001, crude steel production totaled 43.9 million tons, an increase of 1.7% from 2000. Domestic sales and exports slightly decreased due to the oversupply of steel products in the domestic and world markets. In 2002, crude steel production totaled 45.4 million tons, an increase of 3.5% from 2001. Domestic sales increased slightly due to the recovery of the domestic economy and exports decreased slightly due to decreased sales to North America and Europe. Based on preliminary data, in 2003, crude steel production totaled 46.3 million tons, an increase of 2.0% from 2002.

Shipbuilding. Shipbuilding orders in 1998 equaled 8.8 million gross tons, a decrease of 35.8% compared to 1997. Despite the decrease, Korea recorded the world’s second largest share of shipbuilding orders in 1998. In 1999, the Republic’s shipbuilding orders amounted to 11.8 million tons, which represented the world’s largest share in such year. In 2000, the Republic’s shipbuilding orders amounted to 20.8 million gross tons, an increase of 75.6% compared to 1999. Korea recorded the world’s largest share of shipbuilding orders in 2000. In 2001, the Republic’s shipbuilding orders amounted to 11.8 million gross tons, a decrease of 43.1% compared to 2000 due to decreased exports. In 2002, the Republic’s shipbuilding orders amounted to 9.8 million gross tons, a decrease of 17.6% compared to 2001.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness in anticipation of opening the domestic agricultural market.

The production of rice, the largest agricultural product in Korea, totaled 5.1 million tons in 1998, representing a 0.7% decrease compared to 1997. In 1999, rice production increased to 5.3 million tons in 1999, a 3.2% increase compared to 1998. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs. The Republic’s self-sufficiency ratio further decreased from 57.9% in 1997 to 57.6% in 1998 and 54.2% in 1999. In 2000, the Republic’s self sufficiency ratio slightly increased to 55.6%. In 2001, the Republic’s self sufficiency ratio was 56.8%. In 2002, the Republic’s self sufficiency ratio was 56.2%.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

The contribution of the agriculture, forestry and fisheries subsector to GDP declined, at constant 2000 market prices, from 6.5% in 1994 to 1.2% in 2000 as a result of industrialization. In 2001, the agriculture, forestry and fisheries industry increased by 1.1% compared to 2000 due to increased production of rice, fruits and corns, as well as an increase in fishing catch. In 2002, the agriculture, forestry and fisheries industry, which decreased by 3.5% compared to 2001, was affected by unusually unfavorable weather conditions, including a severe typhoon during the month of September. Based on preliminary data, in 2003, the agriculture, forestry and fisheries industry decreased by 7.1% compared to 2002 primarily due to unfavorable weather conditions.

Construction

The construction industry constituted 8.6% of the Republic’s GDP in 2001. In 1998, the construction industry contracted by 10.0% compared with 1997 because of the economic downturn. In 1999, the construction industry contracted by 7.9% compared with 1998. In 2000, the construction industry contracted by 3.4% compared with 1999 due to decreased orders for the construction of homes and investments in infrastructure. In 2001, the construction industry increased by 5.5% compared with 2000 due to the expansion of residential, commercial and educational construction and the steady increase of government investments in infrastructure. In 2002, the construction industry increased by 2.8% compared to 2001 due to the expansion of residential and commercial construction. Based on preliminary data, in 2003, the construction industry increased by 8.1% compared to 2002, mainly driven by a surge in building construction, notably of commercial and residential buildings.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption.

Dependence on Imports for Energy Consumption

	Total Energy Consumption	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents, except ratios)
1999	181.4	201.0	110.8
2000	192.9	213.8	110.8
2001	198.4	215.4	108.6
2002	208.6	214.8	102.9
2003	215.2	214.9	103.2

Source: Monthly Energy Statistics, March 2004; Korea Energy Economics Institute.

Korea has no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged an energy source diversification program emphasizing nuclear energy. The following table sets out the principal primary sources of energy consumed in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Consumption of Energy by Source

	Coal		Petroleum		Nuclear		Others		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	(millions of tons of oil equivalents, except percentages)
1999	38.2	21.0	97.3	53.6	25.8	14.2	20.2	11.1	181.4	100.0
2000	42.9	22.2	100.3	52.0	27.2	14.1	22.5	11.7	192.9	100.0
2001	45.7	23.0	100.4	50.6	28.0	14.1	24.3	12.2	198.4	100.0
2002	49.1	23.5	102.4	49.1	29.8	14.3	27.5	13.2	209.1	100.0
2003	51.1	23.7	102.5	15.1	32.4	47.6	29.2	13.6	215.2	100.0

Source: Monthly Energy Statistics, March 2004; Korea Energy Economics Institute.

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. Eight more nuclear power plants were completed between 1982 and 1997, adding 9,733 megawatts of generating capacity. The Republic’s total nuclear power generating capacity is estimated to be 15,720 megawatts.

Services Sector

In 1998, the services sector was adversely affected by the Republic’s economic downturn. In 1998, the transportation, storage and communications subsector contracted by 0.8% compared with 1997. In 1999, the transportation, storage and communications subsector increased by 13.0% compared with 1998. The transportation, storage and communications sector further increased by 19.2% in 2000 compared with 1999. In 2001, the transportation, storage and communications sector increased by 14.9% compared with 2000. In 2002, the transportation, storage and communications sector increased by 9.1% compared with 2001. Based on preliminary data, in 2003, the transportation, storage and communications sector increased 3.6% compared with 2002. The financing, insurance, real estate and business services subsector contracted by 1.9% in 1998 because of the economic downturn. With large increases in securities trading in 1999, the financing, insurance, real estate and business services subsector increased by 5.5% compared with 1998. In 2000, the financing, insurance, real estate and business service subsector increased by 4.9% compared with 1999. In 2001, the financing, insurance, real estate and business service subsector increased by 3.9% compared with 2000. In 2002, the financing, insurance, real estate and business service subsector increased by 8.8% compared with 2001. Based on preliminary data, in 2003, the financing, insurance, real estate and business service subsector increased 2.6% compared with 2002.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase Over Previous Year	Consumer Price Index(1)	Increase Over Previous Year	Wage Index(1)(2)	Increase Over Previous Year	Unemployment Rate(1)(3)
	(2000=100)	(%)	(2000=100)	(%)	(2000=100)	(%)	(%)
1997	89.2	3.8	90.2	4.4	84.7	7.0	2.6
1998	100.1	12.2	97.0	7.5	82.6	(2.5)	7.0
1999	98.0	(2.1)	97.8	0.8	92.6	12.1	6.3
2000	100.0	2.0	100.0	2.3	100.0	8.0	4.1
2001	99.5	(0.5)	104.1	4.1	105.6	5.6	3.8
2002	99.2	(0.3)	106.9	2.7	117.9	11.6	3.1
2003	101.4	(2.2)	110.7	3.6	129.0	9.4	3.4

(1)	Average for year.
(2)	Nominal wage index of earnings in all industries.
(3)	Expressed as a percentage of the economically active population.

Source: The Bank of Korea; Korea National Statistical Office.

The Government’s economic policy has helped keep inflation low. The inflation rate stood at 4.4% in 1997, 7.5% in 1998, 0.8% in 1999, 2.3% in 2000, 4.1% in 2001 and 2.7% in 2002. In 2003, the inflation rate was 3.6%. Based on preliminary data, in the first quarter of 2004, the inflation rate was 4.4%.

The economic events in 1997 and 1998 described above led to an increase in unemployment from 2.6% in 1997 to 6.3% in 1999, but unemployment has since decreased to 4.1% in 2000, 3.8% in 2001 and 3.1% in 2002. In 2003, the unemployment rate was 3.4%. Based on preliminary data, in the first quarter of 2004, the unemployment rate was 3.8%.

Korea regards its well-educated labor force as one of its principal assets. From 1992 to 2003, the economically active population of the Republic increased by 17.4% to 22.9 million, while the number of employees increased by 16.5% to 22.1 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 60% and 63% over the past decade. Literacy among workers under 50 is almost universal.

For a description of the Republic’s unemployment insurance system, see “The Republic of Korea—The Economy—Post-IMF Reforms—Labor Market Reform”.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments.

Balance of Payments

	December 31,
Classification	1998	1999	2000	2001	2002	2003(3)
	(millions of dollars)
Current Account	40,371.2	24,521.9	12,250.8	8,032.6	5,393.9	12,320.7
Goods	41,665.0	28,463.0	16,953.6	13,488.0	14,777.4	22,161.3
Exports(1)	132,313.1	143,685.5	172,267.5	150,439.1	162,470.5	193,817.4
Imports(1)	93,281.8	119,752.3	160,481.0	141,097.8	152,126.2	178,826.7
Services	1,024.1	(651.0)	(2,847.8)	(3,872.1)	(8,197.5)	(7,611.2)
Income	(5,638.3)	(5,159.0)	(2,421.3)	(1,198.1)	432.3	595.4
Current Transfers	3,320.4	1,868.9	566.3	(385.2)	(1,618.3)	(2,824.8)
Capital and Financial Account	(3,196.7)	2,040.3	12,110.0	(3,390.8)	6,251.5	13,128.3
Financial Account(2)	(3,367.8)	2,429.6	12,725.2	(2,659.8)	7,338.3	14,530.4
Capital Account	171.1	(389.3)	(615.2)	(731.0)	(1,086.8)	(1,402.1)
Changes in Reserve Assets	(30,975.0)	(22,982.9)	(23,771.2)	(7,575.8)	(11,799.4)	(25,849.5)
Net Errors and Omissions	(6,199.5)	(3,579.3)	(589.6)	2,934.0	154	400.5

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(3)	Preliminary.
Source:	Monthly Bulletin, March 2004; The Bank of Korea.

The figures for 2003 indicate a current account surplus of approximately US$12.3 billion. The current account surplus in 2003 increased in comparison with the current account surplus in 2002, primarily due to an increase in surplus from the trade account.

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	Imports(2)	Balance of Trade	Exports as % of Imports
	(millions of dollars, except percentages)
1998	132,313.1	93,281.8	39,031.3	141.8
1999	143,685.5	119,752.3	23,933.2	120.0
2000	172,267.5	160,481.0	11,786.5	107.3
2001	150,439.1	141,097.8	9,341.3	106.6
2002	162,470.5	152,126.2	10,344.4	106.8
2003	193,817.4	178,826.7	14,990.7	108.4

(1)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(2)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods include insurance and freight cost.

Source: Principal Economic Indicators, March 2004; The Bank of Korea.

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP; accordingly, the international economic environment is of crucial importance to the Republic’s economy.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (F.O.B.)(1)

	1998		As % of Total		1999	As % of Total	2000	As % of Total	2001	As % of Total	2002	As % of Total	2003	As % of Total
	(millions of dollars, except percentages)
Foods & Consumer Goods	2,744.7		2.1		2,951.0	2.1	2,791.9	1.6	2,646.2	1.8	2,634.7	1.6	2,792.3	1.4
Raw Materials and Fuels	7,385.4		5.6		7,846.7	5.5	11,572.3	6.7	9,999.5	6.6	8,498.1	5.2	9,048.4	4.7
Light Industrial Products	32,486.0		24.6		29,708.6	20.7	30,286.2	17.6	26,316.2	17.5	25,479.5	15.7	27,306.4	14.1
Textile Material	N/A	(2)	N/A	(2)	14,009.3	10.0	14,257.5	8.7	12,572.0	8.4	11,950.8	7.4	11,291.8	5.9
Tires and Tubes	1,543.0		1.2		1,485.8	1.0	1,421.4	0.8	1,425.7	0.9	1516.7	0.9	1,715.1	0.9
Heavy & Chemical Industrial Products	89,697.0		67.8		103,179.2	71.8	127,617.1	74.1	111,477.2	74.1	125,858.3	77.5	154,670.4	79.8
Chemical Manufacturing Products.	9,016.8		6.8		9,408.8	6.5	12,144.7	7.0	10,826.7	7.2	11,845.3	7.3	14,781.6	7.6
Metal Goods	11,118.7		8.4		10,308.4	7.2	11,362.5	6.6	10,031.4	6.7	10,312.1	6.4	13,089.8	6.8
Machinery	10,064.0		7.6		11,593.7	8.1	11,997.0	7.0	11,640.4	7.7	12,824.6	7.9	16,007.6	8.3
Electronics.	34,284.4		25.9		45,806.7	31.9	62,043.0	36.0	47,359.7	31.5	56,116.5	34.5	68,189.1	35.2
Passenger Cars.	8,167.1		6.2		9,416.7	6.6	11,101.6	6.4	11,450.8	7.6	13,322.3	8.2	17,479.8	9.0
Ship.	8,014.1		6.1		7,490.3	5.2	8,229.4	4.8	9,699.2	6.4	10,672.2	6.6	11,103.9	5.7

Total	132,313.1		100.0		143,685.5	100.0	172,267.5	100.0	150,439.1	100.0	162,470.5	100.0	193,817.4	100.0

(1)	These entries are derived from customs clearance statistics. F.O.B. stands for free on board, meaning that insurance and freight costs are not included.
(2)	Not available.

Source: Monthly Bulletin, March 2004; The Bank of Korea.

Imports by Major Commodity Groups (C.I.F.)(1)

	1998	As % of Total	1999	As % of Total	2000	As % of Total	2001	As % of Total	2002	As % of Total	2003	As % of Total
	(millions of dollars, except percentages)
Foods & Consumer Goods	12,655.4	13.6	14,011.6	11.7	16,073.7	10.0	16,630.7	11.8	20,250.9	13.3	23,595.2	13.2
Grain	2,519.9	2.7	2,319.6	1.9	2,438.3	1.5	2,528.8	1.8	2,665.0	1.8	2,993.9	1.6
Direct Consumption Goods	2,372.5	2.5	3,655.9	3.1	4,646.8	2.9	4,786.5	3.4	5,707.7	3.8	6,161.0	3.4
Durable Goods	6,644.4	7.1	6,396.9	5.3	6,424.0	4.0	6,216.8	4.4	7,759.7	5.1	9,922.0	5.5
Nondurable Goods	1,090.8	1.2	1,623.4	1.4	2,549.3	1.6	3,091.2	2.2	4,112.3	2.7	4,574.5	2.6
Industrial Materials and Fuels	45,593.5	48.9	57,252.9	47.8	78,974.8	49.2	71,929.3	51.0	73,891.4	48.6	86,407.2	48.3
Crude Oil	11,240.6	12.1	14,782.7	12.3	25,215.6	15.7	21,367.8	15.1	19,200.3	12.6	23,081.6	12.9
Raw Material for Light Industry	3,731.8	4.0	4,184.7	3.5	4,844.7	3.0	4,408.8	3.1	5,320.4	3.5	5,363.8	3.0
Chemical Products	7,973.7	8.5	9,796.3	8.2	11,837.6	7.4	11,274.5	8.0	12,269.2	8.1	14,443.1	8.1
Steel Products	3,319.2	3.6	4,750.3	4.0	6,007.0	3.7	5,029.7	3.6	6,267.8	4.1	8,204.8	4.6
Capital Goods	35,032.9	37.6	48,487.8	40.5	65,432.5	40.8	52,537.8	37.2	57,983.8	38.1	68,824.3	38.5
Machinery	10,491.5	11.2	13,514.2	11.3	18,425.9	11.5	15,264.2	10.8	17,998.9	11.8	21,704.2	12.1
Electronic Products	21,583.4	23.1	31,673.1	26.4	43,292.9	27.0	33,839.2	24.0	35,996.6	23.7	42,528.5	23.8
Transport Equipment	2,137.7	2.3	2,392.5	2.0	2,815.5	1.8	2,648.4	1.9	3,082.5	2.0	3,379.6	1.9

Total	93,281.8	100.0	119,752.3	100.0	160,481.0	100.0	141,097.8	100.0	152,126.2	100.0	178,826.7	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods include insurance and freight costs.

Source: Monthly Bulletin, March 2004; The Bank of Korea.

In 1998, the Republic recorded a trade surplus of US$39.0 billion due to a 35.5% decrease in imports. The Republic’s economic difficulties drove down imports of all categories of goods. Exports decreased by 2.8% due to decreases in the country’s major export categories.

In 1999, the Republic recorded a trade surplus of US$23.9 billion. Exports grew by 8.6% and imports grew by 28.4%.

In 2000, the Republic recorded a trade surplus of US$11.8 billion. The Republic’s economic recovery led to a 34.0% increase in imports and a 19.9% increase in exports, due to an increase in major import and export categories.

In 2001, the Republic recorded a trade surplus of US$9.3 billion. Exports decreased by 12.7% primarily due to weaker sales of computer products and imports decreased by 12.1% primarily due to decreased demand for raw materials and capital goods.

In 2002, the Republic recorded a trade surplus of US$10.3 billion. Exports increased by 8.0% primarily due to an increase in sales of semiconductors, automobiles and wireless telecommunication devices and an increase in trade volume with China and imports increased by 7.8% primarily due to an increase in purchases of raw materials and machinery.

The Republic recorded a trade surplus of US$15.0 billion in 2003. Exports increased by 19.3% and imports increased by 17.6% compared to the corresponding period of 2002.

Based on preliminary data, in the first quarter of 2004, the Republic recorded a trade surplus of US$6.7 billion. Exports increased by 37.8% to US$59.3 billion and imports increased by 19.0% to US$52.6 billion from US$43.0 billion of exports and US$44.2 billion of imports, respectively, in the first quarter of 2003.

The Republic’s largest trading partners, the United States, Japan and China accounted for the following percentages of the country’s imports and exports:

	1998		1999		2000		2001		2002		2003
	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports	Exports	Imports
	(%)
United States	17.2	21.9	20.5	20.8	21.8	18.2	20.7	15.8	20.2	15.1	17.7	13.9
Japan	9.2	18.1	11.0	20.2	11.9	19.8	11.0	18.9	9.3	19.6	8.9	20.3
China(1)	16.0	7.5	15.8	8.1	16.9	8.8	18.4	10.3	20.9	12.6	25.7	13.8

(1)	Includes Hong Kong.

Source: Ministry of Commerce, Industry and Energy.

In 2003, the outbreak of severe acute respiratory syndrome (“SARS”) in Asia (including China) and other parts of the world increased uncertainty of economic prospects for affected countries in particular, as well as world economic prospects in general. Another outbreak of SARS in the future may have an adverse effect on Korean and world economies.

Non-Commodities Trade Balance

In 1998, the Republic recorded a non-commodities trade deficit in its current account of approximately US$4.6 billion. In 1999, the non-commodities trade deficit increased to US$5.8 billion. The non-commodities trade deficit decreased to US$5.3 billion in 2000 and US$4.4 billion in 2001. In 2002, the non-commodities trade deficit increased to US$7.8 billion but decreased to US$7.0 billion in 2003.

Foreign Currency Reserves

The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	1999	2000	2001	2002	2003
	(millions of dollars)
Gold(1)	$67.1	$67.6	$68.3	$69.2	$70.9
Foreign Exchange	73,700.3	95,855.1	102,487.5	120,811.4	154,508.8

Total Gold and Foreign Exchange	73,767.4	95,922.7	102,555.8	120,880.6	154,579.7
Reserve Position at IMF	286.5	271.8	262.2	520.2	751.6
Special Drawing Rights	0.7	3.5	3.3	11.8	21.0

Total Official Reserves	$74,054.5	$96,198.1	$102,821.4	$121,412.5	$155,352.4

(1)	For this purpose, domestically-owned gold is valued at US$42.22 per troy ounce (31.1035 grams) and gold deposited overseas is calculated at cost of purchase.

Source: The Bank of Korea.

The Government’s foreign currency reserves increased to US$166.1 billion as of June 15, 2004 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows.

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

•	securities institutions;

•	credit guarantee institutions;

•	venture capital companies; and

•	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. To ease the liquidity crisis, the Government altered the real-name financial transactions system during 1998, to allow the sale or deposit of foreign currencies through domestic financial institutions and the purchase of certain bonds, including Government bonds, without identification. The Government also strengthened confidentiality protection for private financial transactions.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in Korea since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2003 commercial banks consisted of eight nationwide banks, all of which have branch networks throughout Korea, six regional banks and 40 branches of foreign banks operated in the country. Nationwide and regional banks had, in the aggregate, 4,992 domestic branches and offices, 57 overseas branches, six overseas representative offices and 21 overseas subsidiaries as of December 31, 2003.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include:

•	The Korea Development Bank;

•	The Export-Import Bank of Korea;

•	The Industrial Bank of Korea;

•	National Agricultural Cooperatives Federation (which merged with the National Livestock Cooperatives Federation in July 2000); and

•	National Federation of Fisheries Cooperatives.

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Supervisory

Commission amended banking regulations several times to adopt more stringent definitions for non-performing loans that more closely followed international standards. The new definitions increased the level of non-performing loans held by banks and other financial institutions. The following table sets out the total loans and discounts and non-performing assets of the commercial banking sector.

	Total Loans	Non-Performing Assets	Percentage of Total
	(in trillions of won)		(percentage)
December 31, 1999	328.3	27.4	8.3
December 31, 2000	361.6	23.9	6.6
December 31, 2001	379.1	11.0	2.9
December 31, 2002	464.6	9.0	1.9
December 31, 2003	499.5	10.8	2.2

Source: Banking Statistics, February 2003; Financial Supervisory Service.

Most of the growth in total loans since the end of 1999, and in particular, since the end of 2001, has been attributable to loans to the retail sector, accounting for 51.8% of total loans as of December 31, 2002, compared to 40.0% as of December 31, 1999.

A group of the Republic’s banks, including eight nationwide commercial banks, six regional commercial banks and five special banks, posted an aggregate net profit of (Won)5.0 trillion in 2002, compared to an aggregate net profit of (Won)4.7 trillion in 2001. In 2003, these banks posted an aggregate net profit of (Won)1.9 trillion compared to an aggregate net profit of (Won)5.0 trillion in 2002, primarily due to increased loan loss provisions for SK Networks and credit card companies.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	investment institutions, including merchant banks, securities investment trust companies and the Korea Securities Finance Corporation;

•	savings institutions, including trust accounts of banks, mutual savings and finance companies, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

As of December 31, 2003, three merchant banks were operating in the country. Since 1998, 28 merchant banks have been closed or merged into commercial banks or securities firms. As of December 31, 2003 the total assets of Korea’s merchant banks amounted to an aggregate of (Won)820.0 billion.

Through December 2001, each of five securities investment trust companies, which managed and sold securities investment trusts, was split into an investment trust management company which only manages the trusts and a securities company. As of December 31, 2003, 33 securities investment trust management companies, which manage the trusts, operate in Korea. Currently, there is no securities investment trust company that also sells interests in the trusts in the Republic. As of December 31, 2003, total assets of all the securities investment trust companies totaled (Won)1,412.7 billion.

The Korean Bank Act permits banks to provide trust account management services with the approval of the Financial Supervisory Commission. However, the Indirect Investment Management Business Act, effective January 5, 2004, prohibits banks from offering trust account management services for money trust products that are not managed under specified investment policies from July 5, 2004 (except under certain limited circumstances) unless banks qualify as an asset management company under the Act before such date. Banks segregate trust assets and cannot use them to satisfy claims of depositors or other creditors. Accordingly, trust accounts appear separately from banking accounts in the banks’ financial statements. As of December 31 2003, assets of trust accounts of all banks providing trust account management services totaled (Won)105,369.1 billion.

The country had 114 mutual savings banks as of December 31, 2003, with assets totaling (Won)30,099.4 billion.

As of December 31, 2003, 12 domestic life insurance institutions, four joint venture life insurance institutions and eight wholly-owned subsidiaries of foreign life insurance companies, with assets totaling approximately (Won)183.2 trillion as of December 31 2003, were operating in the Republic.

As of December 31, 2003, seven nine credit card companies operated in the country with loans assets totaling approximately (Won)35.0 trillion, of which 8.1% were classified as non-performing loans. As of June 30, 2003, nine credit card companies operated in the country with loans totaling approximately (Won)85.7 trillion, of which 9.0% were classified as non-performing loans.

Money Markets

In Korea, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

As of March 31, 2004, 44 domestic securities companies (including joint venture securities companies) and 15 branches of foreign securities companies operated in Korea.

The Korea Stock Exchange, a non-profit corporation wholly owned by its member firms began operations in 1956 and is Korea’s only stock exchange. It has a single trading floor located in Seoul. The exchange imposes daily limits on share price movements to avoid excessive fluctuation. The Korea Composite Stock Price Index is comprised of all equities listed on the exchange. The exchange opened a stock index futures market in May 1996 and an options market in July 1997.

In addition to the Korea Stock Exchange, Korea has two over-the-counter stock markets. The KOSDAQ Stock Market was established in July 1996, and the OTC Bulletin Board Market was launched in March 2000 for trading of shares not listed on either the Korea Stock Exchange or the KOSDAQ Stock Market.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated.

December 28, 1998	562.5
December 28, 1999	1,028.1
December 26, 2000	504.6
January 31, 2001	617.9
February 28, 2001	578.1
March 30, 2001	523.2
April 30, 2001	577.4
May 31, 2001	612.2
June 29, 2001	595.1
July 31, 2001	541.6
August 31, 2001	545.1
September 28, 2001	479.7
October 31, 2001	537.8
November 30, 2001	643.9

December 28, 2001	693.7
January 31, 2002	748.1
February 28, 2002	820.0
March 29, 2002	895.6
April 30, 2002	842.3
May 31, 2002	796.4
June 28, 2002	742.7
July 31, 2002	718.0
August 30, 2002	736.4
September 30, 2002	646.4
October 31, 2002	658.9
November 29, 2002	724.8
December 30, 2002	627.6
January 30, 2003	591.9
February 28, 2003	575.4
March 31, 2003	535.7
April 30, 2003	599.4
May 30, 2003	633.4
June 30, 2003	669.9
July 31, 2003	713.5
August 29, 2003	759.5
September 30, 2003	697.5
October 31, 2003	782.4
November 28, 2003	796.2
December 30, 2003	810.7
January 30, 2004	848.5
February 27, 2004	883.4
March 31, 2004	880.5
April 30, 2004	862.8
May 31, 2004	803.8

On December 27, 1997, the last day of trading in 1997, the index stood at 376.3, a sharp decline from 647.1 on September 30, 1997. The fall resulted from growing concerns about the Republic’s weakening financial and corporate sectors, the Republic’s falling foreign currency reserves, the sharp depreciation of the Won against the U.S. Dollar and other external factors, such as a sharp decline in stock prices in Hong Kong on October 24, 1997 and financial turmoil in Southeast Asian countries. The Korea Composite Stock Price Index rose to 1,028.1 on December 28, 1999, but has since been volatile. The index was 752.1 on June 15, 2004.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Supervisory Commission. The Financial Supervisory Commission acts as the executive body over the Financial Supervisory Service. The Financial Supervisory Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Finance and Economy focuses on financial policy, foreign currency regulations and the approval process for establishing financial institutions. The Bank of Korea manages monetary policy focusing on price stabilization.

Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

Since January 2001, deposits at any single financial institution are insured only up to (Won)50 million regardless of the amount deposited.

The Government recently excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of unsound financial institutions to which the insurance scheme would apply and increased the insurance premiums payable by insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

The core inflation rate, which is the consumer price index adjusted to remove the non-cereal agriculture and petroleum components, is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces its overnight call rate target on a monthly basis. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

Interest rates gradually have been deregulated under a four-stage plan initiated in August 1991. In July 1997, some elements of the fourth and final stage of the plan were put in place. On July 10, 2003, the Bank of Korea cut its overnight call rate target to 3.75% from 4.00%. As of the end of 2003, all deposit and lending rates had been deregulated with the exception of those on demand deposits, which are scheduled to be deregulated in the near future.

Money Supply

The following table shows the volume of the Republic’s money supply:

Money Supply

	December 31,
	1998	1999	2000	2001	2002	2003
	(billions of won)
Money Supply (M1)(1)	121,731.1	170,659.4	196,714.5	246,720.5	283,580.8	298,952.9
Quasi-money(2)	517,933.2	501,885.0	510,984.4	518,258.8	588,494.8	599,116.5
Money Supply (M2)	639,664.3	672,544.4	707,698.9	764,979.3	872,075.6	898,069.4
Percentage Increase Over Previous Year	23.7%	5.1%	5.2%	8.1%	14.0%	3.0%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)	Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

Source: The Bank of Korea.

Exchange Controls

Authorized foreign exchange banks, as approved by the Ministry of Finance and Economy, handle foreign exchange transactions. The ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require the approval of, or a report to, either the Ministry of Finance and Economy, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998 the National Assembly passed the Foreign Exchange Transaction Act, which became effective in April 1999 and was subsequently amended in December 2000. In principle, most currency and capital transactions, including, among others, the following transactions have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Finance and Economy is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency made by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated.

Exchange Rates

Won/U.S. Dollar Exchange Rate
December 31, 1996	844.2
December 31, 1997	1,415.2
December 31, 1998	1,207.8
December 30, 1999	1,145.4
December 29, 2000	1,259.7
January 31, 2001	1,265.5
February 28, 2001	1,245.7

Won/U.S. Dollar Exchange Rate
March 30, 2001	1,314.0
April 30, 2001	1,324.7
May 31, 2001	1,292.9
June 30, 2001	1,300.7
July 31, 2001	1,301.4
August 31, 2001	1,283.8
September 29, 2001	1,309.1
October 31, 2001	1,296.1
November 30, 2001	1,274.0
December 31, 2001	1,326.1
January 31, 2002	1,314.8
February 28, 2002	1,327.7
March 30, 2002	1,326.4
April 30, 2002	1,292.2
May 31, 2002	1,233.3
June 29, 2002	1,201.8
July 31, 2002	1,197.0
August 31, 2002	1,200.5
September 30, 2002	1,225.5
October 31, 2002	1,233.4
November 30, 2002	1,208.0
December 31, 2002	1,200.4
January 30, 2003	1,170.5
February 28, 2003	1,186.8
March 31, 2003	1,252.9
April 30, 2003	1,213.1
May 31, 2003	1,205.3
June 30, 2003	1,193.1
July 31, 2003	1,180.0
August 30, 2003	1,178.5
September 30, 2003	1,150.2
October 31, 2003	1,177.3
November 29, 2003	1,203.6
December 31, 2003	1,197.8
January 31, 2004	1,173.7
February 27, 2004	1,176.2
March 31, 2004	1,146.6
April 30, 2004	1,167.7
May 31, 2004	1,165.7

Prior to November 1997, the Government permitted exchange rates to float within a daily range of 2.25%. In response to the substantial downward pressures on the Won caused by the Republic’s economic difficulties in late 1997, in November 1997, the Government expanded the range of permitted daily exchange rate fluctuations to 10%. The Government eliminated the daily exchange rate band in December 1997, and the Won now floats according to market forces. The value of the Won relative to the U.S. dollar depreciated from (Won)888.1 to US$1.00 on June 30, 1997 to (Won)1,964.8 to US$1.00 on December 24, 1997. Due to improved economic conditions and increases in trade surplus, the Won has generally appreciated against the U.S. dollar. The market average exchange rate was (Won)1,163.1 to US$1.00 on June 15, 2004.

Government Finance

The Ministry of Planning and Budget prepares the Government budget, and the Ministry of Finance and Economy administers the Government’s finances.

The Government’s fiscal year commences on January 1. The Ministry of Planning and Budget must submit the budget to the National Assembly not later than 90 days prior to the start of the fiscal year and may submit supplementary budgets revising the original budget at any time during the fiscal year.

The following table shows consolidated Government revenues and expenditures.

Consolidated Central Government Revenues and Expenditures

	1998	1999	2000	2001	2002	2003(2)
	(billions of won)
Total Revenues	96,673	107,924	135,811	144,033	158,712	171,731
Current Revenues	95,790	106,537	134,415	142,709	157,226	170,272
Total Tax Revenues	67,798	75,658	92,935	95,793	103,967	114,664
Income Profits and Capital Gains	27,975	25,220	35,387	35,638	38,404	46,420
Tax on Property	1,379	3,272	4,262	2,920	2,894	2,921
Tax on Goods and Services	27,159	33,608	38,020	43,818	48,047	50,906
Customs Duties	3,836	4,687	5,800	5,923	6,601	6,847
Others	7,449	8,871	9,466	7,494	8,021	7,570
Social Security Contribution	10,512	12,008	14,798	17,538	19,723	20,703
Non-Tax Revenues	17,480	18,871	26,682	29,378	33,536	34,905
Capital Revenues	883	1,387	1,396	1,324	1,486	1,459
Total Expenditures and Net Lending	115,430	120,988	129,284	136,765	136,046	163,592
Total Expenditures	90,990	101,236	109,443	126,688	135,610	166,295
Current Expenditures	70,631	76,798	87,170	101,744	106,255	135,695
Goods and Services	21,697	19,772	24,707	26,223	28,629	29,812
Interest Payments	3,399	5,884	6,888	7,198	6,846	6,594
Subsidies and Other Transfers(1)	44,430	49,333	55,114	66,540	68,929	96,493
Subsidies	576	432	329	534	768	424
Other Transfers(1)	43,854	48,901	54,785	66,006	68,161	96,069
Non-Financial Public Enterprises Expenditures	1,105	1,809	461	1,783	1,851	2,796
Capital Expenditures	20,359	24,438	22,273	24,944	29,355	30,600
Net Lending	24,440	19,752	19,841	10,077	436	(2,703)

(1)	Includes transfers to local governments, non-profit institutions, households and abroad.
(2)	Preliminary.

Source: Ministry of Finance and Economy.

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

Tax revenues decreased slightly in 1998 because of the country’s economic difficulties. Expenditures increased significantly in 1998 resulting from the Government’s program to restructure the country’s economy and its debt obligations under the financial aid package extended by the IMF. Although the Government reduced expenditures in other budget areas, such as defense and general administration, a fiscal deficit was recorded in 1998 equal to approximately 3.8% of the Republic’s GDP, financed in part by approximately (Won)11.7 trillion of Government bonds issued in the domestic market in 1998.

For 1999, revenues increased by approximately 11.6%, which represented 20.2% of the Republic’s GDP, due in large part to higher tax and non-tax revenues. The Government expanded the value added tax base further and reduced the tax rate on real estate capital gains. The Government imposed modest cuts in several expenditure categories relative to 1998, including wages and salaries, purchase of goods and services, capital spending and net lending to help offset an anticipated increase in interest payments, including the carrying costs for financial sector restructuring. Fiscal deficit in 1999 decreased to approximately 2.4% of GDP.

For 2000, revenues increased by approximately 25.8%, which represented 23.4% of the Republic’s GDP principally due to higher tax and non-tax revenues. Tax revenues increased significantly while expenditures increased slightly due to the country’s economic recovery. Principal factors for the tax revenue increase included:

•	increase of corporate tax revenues due to increase of corporate profits;

•	expansion of the tax base;

•	increase of securities trading tax due to increase of trading volume; and

•	increase of customs duties due to increase of imports.

The Republic had a fiscal surplus of 1.1% in 2000.

For 2001, revenues increased by approximately 6.1%, which represented 23.9% of the Republic’s GDP principally due to higher tax and non-tax revenues. Tax revenues increased due to the country’s economic growth and the accompanying increase in the overall compensation of workers in Korea. Non-tax revenues increased due to the sale by the Government of the shares it owns in Korean companies such as KT Corporation (formerly known as Korea Telecom Corp.) and Korea Tobacco & Ginseng Corporation as part of the Government’s privatization plans. The Republic had a fiscal surplus of 1.2% in 2001.

For 2002, revenues increased by approximately 10.2%, which represented 24.6% of the Republic’s GDP principally due to higher tax and non-tax revenues. Tax revenues increased due to the country’s economic growth and the accompanying increase in the overall compensation of workers in Korea. Non-tax revenues increased due to an increase in surplus amounts transferred from The Bank of Korea. The Republic had a fiscal surplus of 3.5% in 2002.

For 2003, revenues increased by approximately 8.2%, which represented 25.9% of the Republic’s GDP, principally due to higher tax revenues. Tax revenues increased principally as a result of the country’s export growth and the accompanying increase in corporate income. The Republic had a fiscal surplus of 1.2% in 2003.

Debt

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the estimated outstanding direct external debt of the Government as of December 31, 2002.

Direct External Debt of the Government

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)
	(in millions)
US$	US$	14,255.3	US$	14,255.3
German Mark	DM	61.2		32.8
Japanese Yen		¥109,635.0		925.1

Total			US$	15,213.2

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2002.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic.

Direct Internal Debt of the Government

(billions of won)
1998	47,588.6
1999	66,145.3
2000	75,847.6
2001	87,327.5
2002	103,341.3

The following table sets out all guarantees by the Government of indebtedness of others:

	December 31,
	2000	2001	2002
	(billions of won)
Domestic	70,779.5	103,338.5	100,753.7
External(1)	3,785.9	3,431.1	1,717.7

Total	74,565.4	106,769.6	102,471.4

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “The Republic of Korea—Tables and Supplementary Information”.

In December 1997, the National Assembly authorized the guarantee of up to US$20 billion of external debt of Korean banks, and, in January 1998, additional guarantees of up to US$7 billion of external debt of Korean commercial and merchant banks and up to US$8 billion of external debt of The Bank of Korea. The Government guaranteed approximately US$21.8 billion in new one-, two- and three-year loans that replaced the short-term foreign currency debt of eligible Korean financial institutions, all of which has subsequently been repaid. For a further discussion of this program, see “The Republic of Korea—The Economy—Post-IMF Reforms”.

In April 1998, the Government issued US$4.0 billion of U.S. Dollar-denominated debt securities in addition to the World Bank and ADB obligations incurred in 1998.

External Debt

The following table sets out certain information regarding Korea’s total external debt calculated using criteria agreed with the IMF. In particular, this information includes offshore borrowings by Korean banks, including their overseas branches and subsidiaries, but excludes borrowings by overseas branches and subsidiaries of Korean companies and deposits in overseas branches and subsidiaries of Korean banks.

	December 31,
	1997	1998	1999	2000	2001	2002
	(billions of dollars)
Total External Liabilities	159.2	148.7	137.1	131.7	118.8	131.0
Long-Term Debt	95.7	118.0	97.8	83.8	77.8	81.2
Public Sector	22.3	36.6	29.5	28.3	20.8	19.7
Domestic Financial Institutions	43.2	45.8	43.5	22.5	20.1	19.3
Korean Branches of Foreign Banks	4.4	6.3	4.0	2.6	2.7	3.1
Private Sector	25.9	29.4	29.9	30.4	34.2	39.1
Short-Term Debt	63.6	30.7	39.2	47.9	41.0	49.8
Domestic Financial Institutions	27.2	11.3	12.7	15.3	13.1	17.3
Korean Branches of Foreign Banks	15.2	7.6	9.8	10.4	9.1	13.9
Private Sector	21.2	11.8	16.7	22.2	18.8	18.6

Source: Ministry of Finance and Economy.

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization or sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

Currency of Borrowings	Range of Interest Rates	Range of Years of Issue	Range of Years of Maturity	Principal Amounts Outstanding as of December 31, 2002
	(%)			(millions of units)
US$	0.75-9/Floating	1960-1998	2001-2023	US$	14,255.3
Japanese Yen	3.25-5	1980-1990	2005-2015		¥109,635.0
German Mark	2-4.5	1973-1985	2001-2021	DM	61.2
Total External Funded Debt(1)				US$	15,213.2

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2002.

B. External Guaranteed Debt of the Government

Name	Interest Rates	Years of Issue	Years of Maturity	Principal Amounts Outstanding as of December 31, 2002
	(%)			(millions of dollars)
1. Bonds
Total Bonds				None
2. Borrowings
City of Taegu	Floating	1988	2003	1.3
Korea District Heating Corp	Floating	1986	2003	2.9
The Korea Development Bank	Floating	1999	2009	190.8
The Korea Development Bank	Floating	1998	2003	157.7
Industrial Bank of Korea	Floating	1999	2006	1,064.1

Total Borrowings(1)				1,416.8

Total External Guaranteed Debt(1)				1,416.8

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate between foreign currencies announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2002.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Maturity	Principal Amounts Outstanding as of December 31, 2002
	(%)			(billions of won)
1. Bonds
Interest-Bearing Treasury Bond for Cereals Fund	2.0-17.0	1995-1999	2000-2004	1,100.0
Foreign Exchange Stabilization Bonds	6.97-14.48	1995-2000	2000-2005	15,849.9
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	5.55-18.4	1995-2000	2001-2010	55,615.2
Interest-Bearing Treasury Bond for National Housing I	5.0	1990-2000	1995-2005	22,470.5
Interest-Bearing Treasury Bond for National Housing II	3.0	1983-1999	2003-2019	3,236.1
Non-interest-Bearing Treasury Bond for Contribution(1)	—	1967-1985	—	11.3

Total Bonds				98,283.0

2. Borrowings
Borrowings from The Bank of Korea	950.0
Borrowings from the Sports Promotion Fund	71.3
Borrowings from the Civil Servant Pension Fund	650.0
Borrowings from the Export Insurance Fund	510.0
Borrowings from The Korea Development Bank	114.2
Authorized Government Debt beyond Budget Limit	2,762.8
Sub-Total	5,058.3

Total Internal Funded Debt	103,341.3

(1)	Interest Rates and Years of Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Name	Range of Interest Rates	Range of Years of Issue	Range of Years of Maturity	Principal Amounts Outstanding as of December 31, 2002
	(%)			(billions of won)
1. Bonds of Government-Affiliated Corporations
The Korea Development Bank	Floating	1989-1994	2002-2004	4.0
Korea Container Terminal Authority	6.0%	1993-1996	2002-2005	100.0
Korea Asset Management Corporation	5.0-12.14%	1997-1999	2002-2004	14,351.3
Korea Deposit Insurance Corporation	0.0-15%	1998-2001	1995-2008	80,974.4	(1)

Total Bonds				95,429.7

2. Borrowings of Government-Affiliated Corporations
Rural Development Corporation and Federation of Farmland	5.5%	1967-1989	2000-2024	226.7
National Agricultural Cooperative Federation	5.0%	2001	2002	370.0
Others	Floating	1991	1999	1,090.9

Total Borrowings				1,686.6

(1)	Over four years beginning in 2003, (Won)49 trillion of such debt will be converted into direct debt of the government.

DESCRIPTION OF THE SECURITIES

Description of Debt Securities

We will issue debt securities under a fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, we urge you to read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

We will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. We may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

We may issue debt securities in separate series at various times. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how we will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•	if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	other specific provisions.

Depending on the terms of the debt securities we issue, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Unless otherwise specified in the applicable prospectus supplement, we will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, we will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. We will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, we will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, we will pay interest by check, payable to the registered holder.

We will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as we may designate. At the option of the holder of the bearer debt securities, we will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. We will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, we will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, we will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to us.

If we issue bearer debt securities, we will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by us to the fiscal agent for the payment of principal or interest in respect of any series of debt securities for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to us. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to us for any payment under the debt securities.

Under Korea law, you will not be permitted to file a claim against us for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and two years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•	must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from us.

We understand that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

We will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	we determine, in our sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, we expect the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. We also expect that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

We may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Cedel Bank, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

We will make all payments of principal of, and premium and interest, if any, on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Korean law requires us to deduct or withhold taxes, we will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

We will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•	you failed to complete and submit a declaration of your status as a non-resident of the Republic after we or the relevant tax authority requested you to do so; or

•	you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, we will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt security for payment on the last day of the 30-day period.

We will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which we will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. We will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute our direct, unconditional, unsecured and unsubordinated obligations;

•	rank at least equally in right of payment among themselves, regardless of when issued or currency of payment; and

•	rank at least equally in right of payment with all of our other unsecured and unsubordinated obligations, subject to certain statutory exceptions under Korean law.

Negative Pledge Covenant

If any debt securities are outstanding, we will not create or permit any security interests on our assets as security for any of our indebtedness or guarantees issued by us, unless the security interest also secures our obligations under the debt securities.

We may, however, create or permit a security interest:

•	on any promissory debt securities or commercial paper discounted or otherwise provided as security to or issued or held by us created in favor of The Bank of Korea in the normal operation of The Bank of Korea’s discount facilities or facilities for the funding of loans by us to our customers; or

•	on any asset (or documents of title to such asset) incurred when the asset was purchased or improved to secure payment of the cost of the activity; or

•	of a statutory nature arising in the ordinary course of our business but unrelated to our activities of borrowing or raising money; or

•	on any real estate owned by us imposed by a tenant of such real estate as security for repayment of any key money paid by the tenant; or

•	arising by operation of Korean law or given preference by law following our failure to meet an obligation, although we will not permit such a security interest to exist for more than 30 days.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

1.	Non-Payment: we do not pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days.

2.	Breach of Other Obligations: we fail to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to us at the corporate trust office of the fiscal agent in New York City by holders representing at least 10% of the aggregate principal amount of the debt securities of the series.

3.	Cross Default and Cross Acceleration:

•	we default on any External Indebtedness, and, as a result, becomes obligated to pay an amount equal to or greater than US$10,000,000 in aggregate principal amount prior to its due date; or

•	we fail to pay when due, including any grace period, any of our External Indebtedness in aggregate principal amount equal to or greater than US$10,000,000 or we fail to pay when requested and required by the terms thereof any guarantee for External Indebtedness of another person equal to or greater than US$10,000,000 in aggregate principal amount.

4,	Moratorium/Default:

•	the Republic declares a general moratorium on the payment of its External Indebtedness, including obligations under guarantees;

•	the Republic becomes liable to repay prior to maturity any amount of External Indebtedness, including obligations under guarantees, as a result of a default under such External Indebtedness or obligations; or

•	the international monetary reserves of the Republic become subject to a security interest or segregation or other preferential arrangement for the benefit of any creditors.

5.	Bankruptcy:

•	we are declared bankrupt or insolvent by any court or administrative agency with jurisdiction over us;

•	we pass a resolution to apply for bankruptcy or to request the appointment of a receiver or trustee or similar official in insolvency;

•	a substantial part of our assets are liquidated; or

•	we cease to conduct the banking business.

6.	Failure of Support: the Republic fails to provide financial support for us as required under Article 44 of the KDB Act as of the date of the debt securities of such series.

7.	Control of Assets: the Republic ceases to own or control us (directly or indirectly).

8.	IMF Membership/World Bank Membership: the Republic ceases to be a member of the IMF or the International Bank for Reconstruction and Development (World Bank).

For purposes of the foregoing, “External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic.

If an event of default occurs, any holder may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to us and the fiscal agent.

You should note that:

•	despite the procedure described above, no debt securities may be declared due and payable if we cure the applicable event of default before we receive the written notice from the debt security holder;

•	we are not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require us to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Modifications and Amendments; Debt Securityholders’ Meetings

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt security’s interest rate or premium payable;

•	change the currency of payment of principal, interest or premium;

•	amend either the procedures provided for a redemption event or the definition of a redemption event;

•	shorten the period during which we are not allowed to redeem the debt securities or grant us a right to redeem the debt securities which we previously did not have; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

We may, with the exception of the above changes, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities of a series that are outstanding, modify and amend other terms of that series of debt securities.

We may at any time call a meeting of the holders of a series of debt securities to seek the holders of the debt securities’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the fiscal agent. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

Holders of debt securities who hold, in the aggregate, a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting. At the reconvening of any meeting adjourned for a lack of a quorum, the persons entitled to vote 25% in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum for taking any action set out in the original notice. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a debt securityholder. The fiscal agent will make all rules governing the conduct of any meeting.

The fiscal agency agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants made by us that benefit holders of the debt securities;

•	surrender any right or power given to us;

•	secure the debt securities;

•	permit registered securities to be exchanged for bearer securities or relax or eliminate restrictions on the payment of principal, premium or interest on bearer securities to the extent permitted under United States Department of Treasury regulations, provided that holders of the debt securities do not suffer any adverse tax consequences as a result; and

•	cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. We may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is our agent and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

We may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). We may consolidate such additional debt securities with the outstanding debt securities to form a single series.

We may offer additional debt securities with original issue discount (“OID”) for U.S. federal income tax purposes as part of a further issue. Purchasers of debt securities after the date of any further issue will not be able to differentiate between debt securities sold as part of the further issue and previously issued debt securities of the same series. If we were to issue further debt securities with OID, purchasers of debt securities after such further issue may be required to accrue OID (or greater amounts of OID that they would otherwise have accrued) with respect to their debt securities. This may affect the price of outstanding debt securities following a further issue. Purchasers are advised to consult legal counsel with respect to the implications of any future decision by us to undertake a further issue of debt securities with OID.

Description of Warrants

The description below summarizes some of the provisions of warrants for the purchase of debt securities that we may issue from time to time and of the warrant agreement. Copies of the forms of warrants and the warrant agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will describe:

•	the terms of the debt securities purchasable upon exercise of the warrants, as described above under “Description of the Securities—Description of Debt Securities—General Terms of the Debt Securities”;

•	the principal amount of debt securities purchasable upon exercise of one warrant and the exercise price;

•	the procedures and conditions for the exercise of the warrants;

•	the dates on which the right to exercise the warrants begins and expires;

•	whether and under what conditions the warrants may be terminated or canceled by us;

•	whether and under what conditions the warrants and any debt securities issued with the warrants will be separately transferable;

•	whether the warrants will be issued in bearer or registered form;

•	whether the warrants will be exchangeable between registered and bearer form, and, if issued in registered form, where they may be transferred and registered; and

•	other specific provisions.

Terms Applicable to Debt Securities and Warrants

Governing Law

The fiscal agency agreement, any warrant agreement and the debt securities and any warrants will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing our authorization, execution and delivery of the debt securities and the fiscal agency agreement and any warrants and warrant agreement by us will be governed by the laws of the Republic.

Jurisdiction and Consent to Service

We are owned by a foreign sovereign government and all of our directors and executive officers and some of the experts named in this prospectus are residents of Korea. In addition, all or most our assets and the assets of the people named in the preceding sentence are located outside of the United States. For that reason, you may have difficultly serving process on us or the individuals described above in the United States or enforcing in a U.S. court a U.S.-court judgment based on the U.S. federal securities laws. Our Korean counsel, Lee & Ko, has informed us that there is doubt regarding the enforceability in Korea, either in original actions or in actions for the enforcement of U.S.-court judgments, of civil liabilities based on the U.S. federal securities laws.

We have appointed the General Manager of our New York Branch, Mr. Seong-Ho Park, and the Senior Deputy General Manager of our New York Branch, Mr. Jae-Min Yoon, and each of their successors in the future, as our authorized agents to receive service of process in any suit which a holder of any series of debt securities or warrants may bring in any state or federal court in New York City and we have accepted the jurisdiction of those courts for those actions. Our New York Branch is located at 320 Park Avenue, 32nd Floor, New York, New York 10022. These appointments are irrevocable as long as any amounts of principal, premium or interest remain payable by us to the Fiscal Agent under any series of debt securities or any warrants have not expired or otherwise terminated under their terms. If for any reason either of these two men ceases to act as our authorized agent or ceases to have an address in Manhattan, we shall appoint a replacement. The appointment of agents for receipt of service of process and the acceptance of jurisdiction of state or federal courts in New York City do not, however, apply to actions brought under the United States federal securities laws. We may also be sued in courts having jurisdiction over us located in the Republic.

We will irrevocably consent to any relief and process in connection with a suit against us in relation to the debt securities or warrants, including the enforcement or execution of any order or judgment of the court. To the extent permitted by law, we will waive irrevocably any immunity from jurisdiction to which we might otherwise be entitled in any suit based on any series of debt securities or warrants.

Foreign Exchange Controls

The Minister of Finance and Economy of Korea must receive a notification with respect to the issuance by us of debt securities before we may issue debt securities outside the Republic. After issuance of debt securities outside the Republic, we are required to notify the Minister of Finance and Economy of such issuance. No further approval or authorization is required for us to pay principal of or interest on the debt securities.

Description of Guarantees

The description below summarizes some of the provisions of the guarantees that we may issue from time to time. Copies of the forms of guarantees are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

The description of a guarantee that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Guarantees

Each guarantee will be issued by us as guarantor. The prospectus supplement relating to a guarantee will specify:

•	the relevant obligor and the obligations guaranteed under the guarantee;

•	the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

•	the status of the guarantee in relation to our other obligations;

•	the governing law of the guarantee; and

•	other relevant provisions of the guarantee.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES

AND BEARER WARRANTS

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person; except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities, without interest coupons, deposited with a common depositary in London for Euroclear and Cedel Bank for credit to designated accounts. Unless otherwise indicated in the prospectus supplement:

•	each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•	any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations.

Bearer securities, other than temporary global debt securities, and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain, which might otherwise be characterized as capital gain, recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For purposes of this section, “United States” means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax consideration applies to you so long as you are not:

•	a citizen of Korea;

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	maintaining a permanent establishment or a fixed base in Korea for business, trade or otherwise.

Tax on Interest Payments

Under current Korean tax laws, when we make payments of interest to you on the debt securities, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of a debt security, provided that the disposition does not involve a transfer within Korea or a transfer of the debt security to a resident of Korea (or the Korean permanent establishment of a non-resident). Specifically, if you are a non-resident, the Special Tax Treatment Control Law exempts you from Korean taxation on any capital gains that you earn from the transfer of the debt securities outside of Korea. If you sell or otherwise dispose of debt securities to a Korean resident or such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (the lesser of 27.5% of net gain or 11% of gross sale proceeds with respect to transactions), unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of a debt security, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading “Tax Treaties” below.

With respect to computing the above-mentioned 27.5% withholding taxes on net gain, please note that there is no provision under relevant Korean law for offsetting gains and losses or otherwise aggregating transactions for the purpose of computing the net gain attributable to sales of the debt securities. The purchaser of the debt securities or, in the case of the sale of the debt securities through a securities company in Korea, the securities company through which such sale is effected, is required under Korean law to withhold the applicable amount of Korean tax and make payment thereof to the relevant Korean tax authority. Unless you, as the seller, can claim the benefit of an exemption or a reduced rate of tax under an applicable tax treaty or in the absence of producing satisfactory evidence of your acquisition cost in relation to the debt securities being sold, the purchaser or the securities company, as applicable, must withhold an amount equal to 11 per cent. of the gross sale proceeds. Any withheld tax must be paid no later than the tenth day of the month following the month in which the payment for the purchase of the relevant debt securities occurred. Failure to timely transmit the withheld tax to the Korean tax authorities technically subjects the purchaser or the securities company to penalties under Korean tax laws.

Inheritance Tax and Gift Tax

If you die while domiciled in Korea, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities, wherever located, that you own at the time of death. Furthermore, regardless of where you are domiciled when you die, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities you own that are located in Korea at the time of death. Similarly, if you give the debt securities as a gift to any other person, the donee will be subject to Korean gift tax, based on where you are domiciled or where the debt securities are located at the time that you make the gift. The amount, if any, of the applicable inheritance or gift tax imposed in specific cases depends on the value of the debt securities (or other property) and the identities of the parties involved.

Under Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned.

Stamp Duty

You will not be subject to any Korean transfer tax, stamp duty, registration duty or similar documentary tax in respect of or in connection with a transfer of any debt securities or in connection with the exercise of exchange rights or conversion rights that may be acquired with the debt securities.

Guarantees

Any payments by us under our guarantee on the debt securities issued by a third-party Korean issuer, except payments made in respect of the principal amount of such guaranteed debt securities (or the issue price if the debt securities were originally issued at a discount), may be subject to withholding tax at the rate of 27.5% (including resident surtax) or such lower rate as may be available under an applicable tax treaty, if any, between Korea and the country of incorporation or residence of the non-resident holder of the debt securities who receives our guarantee payments, unless otherwise exempt under such applicable tax treaty or Korean domestic tax law. Further details of the tax consequences of the holders of third-party debt securities guaranteed by us may be provided in the relevant prospectus supplement.

Tax Treaties

At the date of this prospectus, Korea has tax treaties with, among others, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hungary, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Republic of Fiji, Romania, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Thailand, Tunisia, Turkey, the United Kingdom, the United States of America and Vietnam under which the rate of withholding tax on interest and dividends is reduced, generally to between 5% and 15%, and the tax on capital gains is often eliminated.

With respect to any gains subject to Korean withholding tax, as described under the heading “Tax on Capital Gains” above, you should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It will be your responsibility to claim the benefits of any tax treaty that may exist between your country and Korea in respect of capital gains, and to provide to the purchaser of the debt securities, or the relevant securities company handling the debt securities, as applicable, a certificate as to your country of residence. In the absence of sufficient proof, the purchaser, or the relevant securities company, as the case may be, must withhold tax at the normal rates.

At present, Korea has not entered into tax treaties regarding inheritance or gift tax.

United States Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security. This summary deals only with U.S. holders that hold debt securities as capital assets for tax purposes. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•	a person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction for tax purposes;

•	a tax exempt organization; or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

If you are not a U.S. holder, consult the discussions under the captions “Non-U.S. Persons” and “Information Reporting and Backup Withholding” below; the remainder of this summary does not discuss the treatment of persons that are not U.S. holders.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars, a “foreign currency”, the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period, or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual-basis U.S. holder you may elect to translate all interest income on foreign-currency-denominated debt securities at the spot rate on the last day of the accrual period, or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year, or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Purchase, Sale and Retirement of Notes

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign-currency-denominated debt security is traded on an established securities market and you are a cash-basis taxpayer, or if you are an accrual-basis taxpayer that makes a special election, then you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign-currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an accrual-basis holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual investors. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum tax rate of 15% for debt securities held for more than one year. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of whole years to their maturity, the debt securities will be “Original Issue Discount Debt Securities.” The difference between the issue price and their stated redemption price at maturity will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by the Company, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in Original Issue Discount Debt Securities you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you receive the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

(i)	multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating-rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating-rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. Additional rules may apply if interest on a floating-rate debt security is based on more than one interest index. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars will generally be less in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis.

In the case of an Original Issue Discount Debt Security that is also a foreign-currency-denominated debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period, or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period. Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period, or the last day of the taxable year, for an accrual period that spans two taxable years, or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Debt Security is the total of all future payments to be made on the debt security other than qualified stated interest.

Certain of the Original Issue Discount Debt Securities may be redeemed prior to Maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. Original Issue Discount Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Debt Securities with these features, you should carefully examine the pricing supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the pricing supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands.

In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable pricing supplement.

Indexed Notes and Other Notes Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating-rate debt securities if the interest payable on the debt securities is based on more than one interest index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant pricing supplement.

Non-U.S. Persons

The following summary applies to you if you are not a United States person for U.S. federal income tax purposes.

If you are not a United States person, the interest income and gains that you derive in respect of the debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements of the United States Internal Revenue Service to establish that you are not a United States person. See “Information Reporting and Backup Withholding” below.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest income you derive in respect of the debt securities if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the Code; or

•	you have an office or other fixed place of business in the United States that receives the interest and you earn the interest in the course of operating (i) a banking, financing or similar business in the United States or (ii) a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

If you are not a United States person, any gain you realize on a sale or exchange of debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

Information Reporting and Backup Withholding

The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

PLAN OF DISTRIBUTION

We may sell or issue the debt securities, warrants or guarantees in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities, warrants or guarantees will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to us from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from us, and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we sell any securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by us. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the securities for their own account.

We may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from us at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

We may offer debt securities as consideration for the purchase of other of our debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents. We may offer guarantees as consideration for transactions involving securities of other issuers.

Agents and underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution from us with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, us in the ordinary course of business.

LEGAL MATTERS

The validity of any particular series of debt securities or warrants issued with debt securities or any guarantees will be passed upon for us and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

Our authorized agents in the United States are Mr. Seong-Ho Park, General Manager of our New York Branch, or Mr. Jae-Min Yoon, Senior Deputy General Manager of our New York Branch. The address of our New York Branch is 320 Park Avenue, 32nd Floor, New York, New York 10022. The authorized representative of the Republic in the United States is Mr. Hi-Su Lee, Financial Attache, Korean Consulate General in New York, located at 335 East 45th Street, New York, New York 10017.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Governor and Chairman of the Board of Directors, in his official capacity, has supplied the information set forth under “The Korea Development Bank” (except for the information set out under “The Korea Development Bank—Business—Government Support and Supervision”). Such information is stated on his authority.

The Minister of Finance and Economy of The Republic of Korea, in his official capacity, has supplied the information set out under “The Korea Development Bank—Business—Government Support and Supervision” and “The Republic of Korea”. Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

EXPERTS

Our financial statements as of and for the years ended December 31, 2002 and 2003 included in this prospectus have been so included in reliance on the report of Samil PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FORWARD-LOOKING STATEMENTS

This prospectus includes future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities

Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	a deterioration of the Korean consumer or corporate sector;

•	a failure of the restructuring of large troubled chaebols or companies;

•	an increase in non-performing assets or default rates relating to, among others, loans extended by financial institutions to the retail sector;

•	an increase in lay-offs or unemployment rates or a reduction in income levels, which could adversely affect consumer spending or lead to social or labor unrest;

•	a decrease in tax revenues and a substantial increase in the Government’s expenditures for unemployment compensation and other social programs that together lead to an increased Government budget deficit;

•	political uncertainty or increasing strife among and within political parties in the Republic;

•	adverse changes or volatility in commodity prices (including an increase in oil prices), exchange rates, interest rates, stock markets or foreign currency reserves;

•	increased reliance on exports to service foreign currency debts, which could cause friction with the Republic’s trading partners;

•	adverse developments in the economies of countries to which the Republic exports, such as the United States, China and Japan, or in emerging market economies in Asia, including China, or elsewhere that result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment);

•	a deterioration in economic or diplomatic relations between the Republic and its trading partners or allies, including as a result of trade disputes or disagreements in foreign policy;

•	an increase in the level of tensions or an outbreak of hostilities in the Korean peninsula or elsewhere in the world, including the Middle East; and

•	the outbreak of SARS in Asia and other parts of the world, which has increased the uncertainty of world economic prospects in general and which may continue to have an adverse effect on the world economy.

FURTHER INFORMATION

We filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning ourselves and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549.

HEAD OFFICE OF THE BANK

16-3, Youido-dong,

Yongdeungpo-ku, Seoul 150-973

The Republic of Korea

FISCAL AGENT AND PRINCIPAL PAYING AGENT

The Bank of New York

5 Penn Plaza, 16th Floor

New York, NY 10001

LEGAL ADVISORS TO THE BANK

as to Korean law	as to U.S. law

Lee & Ko 18th Fl., Marine Center Main Bldg. 118, 2-Ka, Namdaemun-Ro Chung-ku Seoul The Republic of Korea	Cleary, Gottlieb, Steen & Hamilton 39th Floor, Bank of China Tower One Garden Road Hong Kong

LEGAL ADVISOR TO THE UNDERWRITERS

as to U.S. law

Davis Polk & Wardwell

18th Floor

The Hong Kong Club Building

3A Chater Road

Hong Kong

AUDITOR OF THE BANK

Samil PricewaterhouseCoopers

Hanil Group Building

191, Hankang-ro, 2-ka

Yongsan-gu

Seoul 140-172

The Republic of Korea

LUXEMBOURG LISTING AGENT

The Bank of New York Europe Limited

One Canada Square

London E14 5AL

United Kingdom